Filed Pursuant to Rule 424(b)(4)
Registration No. 333-178909

PROSPECTUS

10,200,000 Shares

COMMON STOCK

Millennial Media, Inc. is offering 9,200,000 shares of its common stock and the selling stockholders identified in this prospectus are offering an additional 1,000,000 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. This is our initial public offering and no public market currently exists for our common stock.

Our common stock has been authorized for listing on the New York Stock Exchange under the symbol "MM."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

PRICE $13.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Millennial Media	Proceeds to Selling Stockholders
Per Share	$13.00	$0.91	$12.09	$12.09
Total	$132,600,000	$9,282,000	$111,228,000	$12,090,000

We and the selling stockholders have granted the underwriters the right to purchase up to an additional 1,530,000 shares of common stock.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on April 3, 2012.

MORGAN STANLEY	GOLDMAN, SACHS & CO.	BARCLAYS
ALLEN & COMPANY LLC STIFEL NICOLAUS WEISEL

March 28, 2012

millennialmedia

the mobile advertising & data platform

patagoniamusic
patagonia music collective

Predictions for the "Top 11 in '11"
S.M.A.R.T. report
mobilemix
S.M.A.R.T. quarterly report

POWERING THE APP ECONOMY

millennialmedia
the mobile advertising & data platform

Powering the App Economy through Mobile Advertising.

Millennial Media is the leading independent mobile advertising and data platform powering the app economy. The widespread consumer adoption of mobile connected devices such as smartphones and tablets has created a new paradigm for how people consume content, communicate and shop. Thousands of app developers have emerged into this new ecosystem to deliver low cost or free apps to consumers through their connected devices. Advertising is the economic engine for this new app economy, and Millennial Media is the independent leader in delivering mobile advertising, technology and solutions to developers and advertisers.

MILLENNIAL MEDIA PLATFORM
DEVELOPER MONETIZATION
TECHNOLOGY & DATA
ADVERTISING MARKETPLACE

Millennial Media Key Facts:

OVER 30,000
APPS ENABLED ON THE PLATFORM

140 MILLION
MONTHLY UNIQUE USERS IN THE U.S.

73 OF 100
AD AGE TOP 100 ADVERTISERS

17% SHARE
U.S. MOBILE DISPLAY MARKET SHARE (IDC)

45 BILLION
IMPRESSIONS PER MONTH

OVER 7,000
CONNECTED DEVICE TYPES

300 MILLION
MONTHLY UNIQUE USERS GLOBALLY

        You should rely only on the information contained in this prospectus and any related free writing prospectus we may authorize to be delivered to you. We have not, the selling stockholders have not and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus nor any related free writing prospectus is an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information contained in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but information may have changed since that date.

        Until April 22, 2012 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

 Conventions Used in this Prospectus

        Mobile connected devices—We refer to mobile devices, such as traditional mobile phones, smartphones and tablets, that are able to connect to the internet through a cellular, wireless or other network as mobile connected devices.

        Apps—Software applications specifically designed to operate on mobile connected devices are commonly called apps. Mobile connected devices can access information and content either through apps downloaded onto the device or from web-based mobile sites accessed using a web browser installed on the device. For convenience, unless the context otherwise requires, we refer to these apps and web-based mobile sites together as apps.

        Developers—For convenience, we refer to the developers of apps and the publishers of web-based mobile sites together as developers.

        Unique users—When we discuss the number of unique users our platform reaches, we measure this as the total number of unique users whose devices made ad requests to our platform within the last 30 days. This represents the number of users to whom we had an opportunity to deliver ads during that period, not the number of users who actually received ads.

        Ad impressions—When we discuss the number of ad impressions we processed during a particular period, we measure this as the number of ad requests that were received by our platform from individual mobile devices, not the number of ads actually delivered or viewed by users.

        Number of apps—When we discuss the number of apps enabled by the developers of those apps to receive ads delivered through our platform, we count an app developed for multiple operating systems as multiple apps.

        New and existing clients—When we discuss existing clients, we are referring to advertiser clients who had, as of the beginning of the period being discussed, previously advertised on our platform at any time. An existing client would include a new brand or subsidiary of a parent company that had previously advertised with us. When we discuss new clients, we are referring to advertiser clients who had, as of the beginning of the period being discussed, not previously advertised on our platform.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included in this prospectus. Unless the context otherwise requires, we use the terms "Millennial Media," "company," "we," "us" and "our" in this prospectus to refer to Millennial Media, Inc. and, where appropriate, our consolidated subsidiaries.

MILLENNIAL MEDIA, INC.

Our Mission

        Our mission is to power the mobile app economy through innovative mobile advertising technology and solutions.

Our Company

        We are the leading independent mobile advertising platform company. Our technology, tools and services help developers maximize their advertising revenue, acquire users for their apps and gain insight about their users. To advertisers, we offer significant audience reach, sophisticated targeting capabilities and the opportunity to deliver interactive and engaging ad experiences to consumers on their mobile connected devices. Our proprietary technology and data platform, known as MYDAS™, determines in real-time which ad to deliver, as well as to whom and when, with the goal of optimizing the effectiveness of advertising campaigns regardless of device type or operating system. In February 2012, our platform reached over 300 million unique users worldwide, including approximately 140 million unique users in the United States alone. More than 30,000 apps are enabled by their developers to receive ads delivered through our platform, and we can deliver ads on over 7,000 different mobile device types and models. Our platform is compatible with all major mobile operating systems, including Apple iOS, Android, Windows Phone, Blackberry and Symbian. In February 2012, we processed over 45 billion ad impressions. According to a December 2011 report by International Data Corporation, a market research firm, or IDC, we are the second largest mobile display advertising platform in the United States with a 16.7% market share. We are the only one of the three principal mobile advertising platform companies that is not affiliated with a particular mobile operating system or set of devices.

        As smartphones, tablets and other mobile connected devices become increasingly powerful and affordable, and mobile internet access becomes more widespread and faster, users are consuming more content on their mobile devices. Apps in particular are becoming a popular way for consumers to engage with and consume personalized digital content on their mobile connected devices. Gartner Inc., an industry research firm, or Gartner, forecasts that the total number of downloads from mobile application stores worldwide will increase from 8.2 billion in 2010 to 108.8 billion in 2015, representing a compound annual growth rate of 68%. As the number of apps has proliferated, however, it has become increasingly difficult for developers to differentiate their apps from those of competitors in overcrowded app stores. As a result, large and small developers are competing for advertising budgets and visibility among users in order to realize their business objectives.

        With growth in this mobile app-based economy, mobile advertising creates new opportunities for advertisers to reach and engage audiences of potential consumers. Mobile devices are inherently personal in nature, facilitate anytime-anywhere access to their users, allow for engaging app-enabled experiences and offer location-targeting capabilities. We believe that the combination of these features creates a powerful opportunity for delivering highly targeted, interactive advertising through mobile connected devices. However, a number of factors, including device and operating system diversity, as well as technological challenges, make it difficult and complex to deliver mobile advertising effectively.

        We help developers and advertisers remove complexity from mobile advertising. By working with us, developers gain access to our tools and services that allow their apps to display banner ads, interactive rich media ads and video ads from our platform. In return, developers supply us with space on their apps to deliver ads for our advertiser clients and also provide us with access to anonymous data associated with their apps and users. We analyze this data to build sophisticated user profiles and audience groups that, in combination with the real-time decisioning, optimization and targeting capabilities of our technology platform, enable us to deliver highly targeted advertising campaigns for our advertiser clients. Advertisers pay us to deliver their ads to mobile connected device users, and we pay developers a fee for the use of their ad space. As we deliver more ads, we are able to collect additional anonymous data about users, audiences and the effectiveness of particular ad campaigns, which in turn enhances our targeting capabilities and allows us to deliver better performance for advertisers and better opportunities for developers to increase their revenue streams. Our use of data for interest-based targeting, including location data, is based on consumer consent, and we offer consumers the ability to opt out of such targeting.

        We have built relationships with developers and advertisers of all sizes. Our developer base includes large mobile web publishers, such as CBS Interactive and The New York Times, and large app developers, such as Zynga, Rovio and Pandora, as well as other developers, such as UberMedia and Gogii. Our advertiser clients include leading advertising agencies and brands, including 23 of the top 25 national advertisers as ranked by Advertising Age magazine, or Ad Age, based upon U.S. ad spending in 2010, as well as smaller advertisers and often the developers themselves.

        We have achieved significant growth as our platform has scaled and as we have expanded our product and service offerings. From 2009 to 2010, our revenue increased from $16.2 million to $47.8 million, or 195%, our gross margin improved from 29% to 34%, our net loss improved from $7.6 million to $7.1 million and our adjusted EBITDA improved from a loss of $7.0 million to a loss of $6.4 million. From 2010 to 2011, our revenue increased from $47.8 million to $103.7 million, or 117%, our gross margin improved from 34% to 39%, our net loss improved from $7.1 million to $287,000 and our adjusted EBITDA improved from a loss of $6.4 million to earnings of $1.8 million. Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. For an explanation of the elements of adjusted EBITDA and a full reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP measure, see "—Adjusted EBITDA."

        During the year ended December 31, 2011, approximately 10% of our revenue was derived from outside of the United States, up from 3% during the year ended December 31, 2010. We commenced our international operations in the United Kingdom during the first half of 2010 and launched operations in Singapore during the fourth quarter of 2011.

Industry Background

        The convergence of several key trends is driving the growth of the mobile app economy and fundamentally changing the way that users consume content on their mobile connected devices. We believe these trends will continue to create a significant opportunity for mobile advertising. These trends include:

  •
  Adoption of faster and more functional mobile connected devices.  Driven by intuitive user interfaces, increased functionality, faster processing speeds, better graphics processors and advanced display technologies with touch capabilities, it has become possible to deliver innovative, interactive and engaging consumer media experiences on a wide variety of mobile connected devices.

  •
  Widespread access to faster wireless networks facilitates consumer consumption of content.  With the growth of mobile connected devices, consumers increasingly expect to have a high-quality online experience everywhere. Expansion of worldwide 3G network penetration, the rise of next-generation networks, such as 4G, and the prevalence of Wi-Fi access are facilitating the consumption of content on mobile connected devices. The combination of increased network access and faster network technologies is enabling the development of rich media content, presenting new opportunities in the mobile ecosystem.

  •
  Mobile usage has disrupted how content is consumed.  Consumers are increasingly using their mobile devices instead of personal computers or other traditional media to access content. Mobile devices have become an increasingly important part of daily life, with users relying on mobile connectivity to read newspapers, magazines and blogs, watch movies, play games, check sports scores, shop, monitor weather forecasts, conduct banking transactions, find maps and directions and listen to online radio stations. According to eMarketer, Inc., a market research firm, the amount of time spent by consumers with their mobile devices is rising at a faster rate than is time spent viewing other kinds of media.

  •
  Growth of the mobile app economy.  Developers have created apps as an easy, intuitive and interactive way to instantly deliver content on mobile devices. Emerging technologies, such as improvements in computer programming languages for structuring and presenting web-based content, have allowed app developers to harness the increasing processing power and functionality of mobile devices and faster networks to deliver more engaging media to users. Gartner forecasts that the total number of free and charged-for downloads from mobile application stores worldwide will increase from 8.2 billion in 2010 to over 108 billion in 2015.

  •
  Advertising industry is being disrupted by mobile advertising.  Traditional advertising media, such as billboards, newspapers, magazines, radio and television, often suffer from a number of inherent limitations, including limited ability to target specific audiences, limited ability to measure audience reach and, in some cases, limited geographic range. As consumers spend more time online with personal computers, or PCs, digital advertising has proven to be more effective because it allows for user interaction, provides better measurement and achieves expanded audience reach. However, even PC-based digital advertising suffers from a number of significant limitations with respect to personalization, accessibility and location-based targeting, all of which can be provided through mobile advertising.

Benefits of Mobile Advertising

        Mobile advertising provides significant benefits both to developers and to advertisers. For developers, mobile advertising allows them to make money, acquire users and gain insight into app usage. For advertisers, the combination of the inherently personal nature of mobile devices, their enhanced functionality and the proliferation of app-enabled experiences creates a powerful opportunity for highly targeted and effective advertising. We believe mobile advertising enjoys a number of benefits over traditional advertising and PC-based online digital advertising, including:

  •
  anytime, anywhere access to users;

  •
  personalization of the advertising experience;

  •
  location-based targeting;

  •
  more complete user engagement;

  •
  enhanced audience targeting based on location, behavioral and demographic data; and

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  superior monetization opportunities for developers.

Market Opportunity

        Given the benefits of mobile advertising as compared to traditional offline advertising and PC-based online advertising, we expect that marketers will continue to shift their advertising budgets to mobile. Gartner estimates that worldwide mobile advertising revenue, excluding advertising delivered in connection with search requests and maps, will grow from $1.8 billion in 2011 to approximately

$13.5 billion in 2015, reflecting a compounded annual growth rate of 65%. We believe that we are well-positioned to capture a significant portion of this growing mobile advertising market.

Complexities of Mobile Advertising

        Despite the growing market opportunity for mobile advertising, companies in our industry must address several complexities and challenges in order to effectively deliver mobile advertising solutions, including:

  •
  fragmentation of the mobile ecosystem caused by a wide diversity of device types, numerous operating systems and varied delivery and user engagement mechanisms;

  •
  limitations in using traditional identification techniques typically used in PC-based web advertising, such as "cookies";

  •
  difficulty in predicting user behavior, including when and where a user will be consuming content on a mobile device;

  •
  varying connection quality that a mobile device may have at any given time; and

  •
  difficulties measuring performance of ads and user interactions with them on mobile connected devices.

Needs of Mobile App Developers and Advertisers

        Developers require a flexible, easy-to-use solution that enables the delivery of engaging advertising to the users of their apps, regardless of the mobile operating system or device being used. Developers of all sizes want to minimize the complexities of monetizing their apps so that they can focus their resources instead on app development.

        Advertisers, to achieve their business objectives in the mobile app context, require scale, reach and the ability to target and engage specific audiences. Advertisers need solutions that help optimize their investment by delivering effective campaigns across multiple devices and operating systems, maximizing the number of potential consumers the campaigns reach and then measuring the effectiveness of those campaigns.

Our Competitive Strengths

        We believe the following strengths differentiate us from our competitors:

  •
  Differentiated technology platform.  Our MYDAS technology platform is specifically architected to deliver mobile advertising at scale, rather than applying traditional online advertising technology or focusing on particular mobile operating systems. We designed our technology platform for the mobile environment, where the delivery and targeting of ads must allow for a much larger number of variables than in traditional online advertising. Our platform is capable of accounting for, and efficiently analyzing, variables such as wireless connection strength, device operating system and audience profile in real-time in order to decide which ad to send in response to a specific ad request from an app.

  •
  Large and growing data asset.  We collect and analyze data from the billions of ads delivered on our platform each month to create anonymous profiles of unique users. This includes information such as data about the user's location or the user's interaction and response levels for ads shown on the device. This data helps us draw inferences about a user's demographic profile and better understand the user's behavior and preferences. To date, we have created more than 150 million proprietary anonymous unique user profiles. As we deliver more ads, our technology platform is able to dynamically recognize and link new information to these profiles, allowing us to continuously refine and gain additional insight into users' preferences and behavior, which helps us better deliver relevant ads to consumers.

  •
  Sophisticated audience targeting capabilities.  By leveraging the extensive data we collect to create audience profiles based on context and behavior, our platform can match advertising campaigns with target audiences automatically in real-time. Our platform also allows us to target these audiences within a specific geographic area to achieve the goals of an advertising campaign. We believe that our targeting capabilities enable us to maximize the campaign objectives of advertisers and the monetization objectives of developers.

  •
  Trusted partner for developers.  We help developers focus on their core business of developing apps. Our extensive experience and data asset give us valuable industry insights and knowledge of successful developer business practices, which we share across our developer community. We believe that this partnership approach with developers helps to solidify our developer relationships and the strategic role we play in their businesses, providing us with increased access to advertising opportunities.

  •
  Trusted partner for brand advertisers.  We have built relationships with leading advertising agencies and brands, including 23 of the top 25 Ad Age advertisers. We offer advertisers access to our mobile advertising specialists, who supervise and support advertising campaigns through all stages of planning and execution. As an independent advertising platform not focused on any particular device or operating system, we believe that we are able to effectively educate our advertiser clients on the latest mobile trends and help them plan and deliver engaging and effective advertising campaigns that deliver sustainable and measurable results.

  •
  Mobile advertising industry pioneer and thought leader.  We believe that we have become the authoritative source for research and insight on the mobile advertising market. Using the data collected on our platform, we publish our monthly Scorecard for Mobile Advertising Reach and Targeting, or S.M.A.R.T. report, which provides a comprehensive view of trends in mobile advertising, and our Mobile Mix report, which highlights monthly trends for connected devices, device manufacturers and mobile operating systems.

  •
  Significant scale and reach.  According to IDC, we are the second largest mobile display advertising platform in the United States, with a 16.7% market share. We are the only one of the three principal mobile advertising platform companies that is not affiliated with a particular mobile operating system or set of devices. In February 2012, our platform reached approximately 140 million unique mobile users in the United States and over 300 million users worldwide. Our technology and tools have been integrated into many of the most popular apps available through major distribution channels, such as the Android Market and the Apple App Store.

  •
  Powerful network effects that connect our developers and advertisers.  We believe that developers and advertisers both benefit from the use of our advertising platform. As the targeting capability of our advertising campaigns increases, we believe advertisers will be willing to pay more for our services, which in turn will attract developers to our platform since we can help them more effectively generate revenue through the advertising space within their apps.

Our Growth Strategy

        We seek to become the strategic independent platform partner of choice for developers and advertisers wanting to capitalize on the large and growing mobile advertising opportunity. The key elements of our strategy are to:

  •
  innovate through continued investments in technology and data;

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  deepen our relationship with developers;

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  increase our share of advertising budgets from existing advertisers;

  •
  acquire new developers and advertisers;

  •
  increase our global market penetration;

  •
  expand our network of third-party providers of tools and services;

  •
  pursue strategic acquisitions; and

  •
  provide further insight into the mobile app economy.

Risks Related to our Business

        Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary. These risks include, among others:

  •
  We have incurred significant net losses since inception and we expect our operating expenses to increase significantly in the foreseeable future;

  •
  We may not be able to compete successfully, particularly against larger competitors, such as Google or Apple, that may have greater resources or control their own mobile connected devices, mobile operating systems or content distribution channels;

  •
  Our business depends on our ability to collect and analyze data about mobile device user behavior, and we may become subject to liabilities or reputational harm as a result of governmental regulation or industry standards relating to consumer privacy and data protection;

  •
  We may not be able to enhance our mobile advertising platform to keep pace with technological and market developments;

  •
  We depend on developers for mobile advertising space to deliver our advertiser clients' advertising campaigns;

  •
  Our international operations subject us to increased challenges and risks;

  •
  Our failure to protect our intellectual property rights could diminish the value of our services and weaken our competitive position; and

  •
  We may need additional capital in the future to meet our financial obligations and to pursue our business objectives, and this additional capital may not be available on favorable terms, or at all.

Corporate Information

        We were incorporated under the laws of the State of Delaware on May 30, 2006. Our principal executive office is located at 2400 Boston Street, Suite 201, Baltimore, Maryland. Our telephone number is (410) 522-8705. Our website address is www.millennialmedia.com. Information contained in, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

        "Millennial Media," the Millennial Media logo, "MYDAS," "S.M.A.R.T.," "Mobile Mix," "mmDev," "mmStudio," "mMedia," "mmPlan" and other trademarks or service marks of Millennial Media, Inc. appearing in this prospectus are the property of Millennial Media, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners.

THE OFFERING

Common stock offered by Millennial Media	9,200,000 shares
Common stock offered by the selling stockholders	1,000,000 shares
Total common stock offered	10,200,000 shares
Total common stock to be outstanding after this offering	74,890,038 shares
Use of proceeds	The principal purposes of this offering are to create a public market for our common stock and to facilitate our future access to the public equity markets, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including further expansion of our international operations and product development. In addition, we may use a portion of the proceeds from this offering for acquisitions of complementary businesses, technologies or other assets, although we do not currently have any plans for any acquisitions. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See "Use of Proceeds" on page 33.
Risk factors	See the section titled "Risk Factors" beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
NYSE symbol	MM

        The number of shares of our common stock that will be outstanding after this offering is based on 65,690,038 shares of common stock outstanding as of December 31, 2011, and excludes:

  •
  7,650,498 shares of our common stock issuable upon the exercise of stock options outstanding under our 2006 equity incentive plan as of December 31, 2011, at a weighted average exercise price of $1.11 per share, of which 151,339 shares were issued upon the exercise of options subsequent to December 31, 2011 and 199,969 shares are expected to be issued upon the exercise of options by some of the selling stockholders in connection with this offering;

  •
  106,250 shares of our common stock issuable upon the exercise of stock options granted subsequent to December 31, 2011, at an exercise price of $6.00 per share, under our 2006 equity incentive plan;

  •
  142,250 shares of our common stock issuable upon the exercise of stock options granted as of the date of this prospectus under our 2012 equity incentive plan, at an exercise price equal to the initial public offering price of $13.00 per share;

  •
  50,750 shares of our common stock issuable upon the exercise of an outstanding warrant to purchase common stock as of December 31, 2011, at an exercise price of $1.18 per share;

  •
  17,307 shares underlying a restricted stock unit we expect to issue to one of our executive officers under our 2012 equity incentive plan upon the closing of this offering; and

  •
  an additional 3,090,443 shares of our common stock to be reserved for future issuance under our 2012 equity incentive plan following this offering.

        Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

  •
  the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 47,679,003 shares of our common stock, which will occur automatically upon the closing of this offering;

  •
  no exercise of options outstanding as of December 31, 2011; and

  •
  no exercise of the underwriters' over-allotment option.

 SUMMARY CONSOLIDATED FINANCIAL DATA

        In the following tables, we provide our summary consolidated financial data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and balance sheet data as of December 31, 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus.

        When you read this summary consolidated financial data, it is important that you read it together with the historical financial statements and related notes to those statements, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included in this prospectus.

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$16,220	$47,828	$103,678
Cost of revenue	11,596	31,602	63,595

Gross profit	4,624	16,226	40,083
Operating expenses:
Sales and marketing	4,609	8,508	14,255
Technology and development	1,095	2,175	5,181
General and administrative	6,326	12,535	21,321

Total operating expenses	12,030	23,218	40,757

Loss from operations	(7,406)	(6,992)	(674)
Total other income (expense)	(144)	(107)	(99)

Loss before income taxes	(7,550)	(7,099)	(773)
Income tax (expense) benefit	—	(22)	486

Net loss	(7,550)	(7,121)	(287)
Accretion of dividends on redeemable convertible preferred stock	(1,793)	(2,933)	(5,022)

Net loss attributable to common stockholders	$(9,343)	$(10,054)	$(5,309)

Net loss attributable to common stockholders per share—basic and diluted	$(0.56)	$(0.56)	$(0.32)

Pro forma net loss per share—basic and diluted(1)			$(0.00)

Weighted average shares of common stock outstanding used in computing net loss attributable to common stockholders per share—basic and diluted	16,783,411	17,965,893	16,362,810

Weighted average shares of common stock outstanding used in computing pro forma net loss per share—basic and diluted			64,041,813

Other Financial Data:
Adjusted EBITDA(2)	$(7,048)	$(6,436)	$1,839

    (1)
    Pro forma basic and diluted net loss per share have been calculated assuming (i) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 47,679,003 shares of common stock as of the beginning of the applicable year or at the time of issuance, if later, and (ii) the reclassification of the outstanding preferred stock warrant to additional paid-in capital as of the beginning of the applicable year. The numerator of pro forma net loss per share of common stock is derived by adding $78,000 for the year ended December 31, 2011 related to the change in fair value of the preferred stock warrant liability and by adding $5.0 million for the year ended December 31, 2011 related to accretion of dividends on redeemable convertible preferred stock, respectively.

    (2)
    We define adjusted EBITDA as net loss plus: income tax (expense) benefit, interest income (expense), net, depreciation and amortization, and stock-based compensation. Please see "—Adjusted EBITDA" for more information and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

        The following table presents our summary balance sheet data as of December 31, 2011:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the conversion of all then outstanding shares of our redeemable convertible preferred stock into an aggregate of 47,679,003 shares of our common stock, which will occur automatically upon the closing of this offering; and

  •
  the reclassification of the preferred stock warrant liability to additional paid-in-capital upon the automatic conversion of the redeemable convertible preferred stock issuable upon exercise of such warrant into common stock; and

  •
  on a pro forma as adjusted basis to give further effect to our sale of 9,200,000 shares of common stock in this offering at the initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2011
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,707	$16,707	$124,135
Accounts receivable, net of allowances	34,986	34,986	34,986
Total assets	61,885	61,885	169,313
Series B warrant outstanding	183	—	—
Total liabilities	29,638	29,455	29,455
Total redeemable convertible preferred stock	76,668	—	—
Additional paid-in capital	—	76,803	184,222
Total stockholders' (deficit) equity	(44,421)	32,430	139,858

 ADJUSTED EBITDA

        To provide investors with additional information regarding our financial results, we have used within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

        We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

        Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation;

  •
  adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

  •
  other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

        Because of these and other limitations, you should consider adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP financial results. The following table presents a reconciliation of adjusted EBITDA to net loss for each of the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net loss	$(7,550)	$(7,121)	$(287)
Adjustments:
Interest (income) expense, net	144	28	21
Income tax expense (benefit)	—	22	(486)
Depreciation and amortization expense	146	223	759
Stock-based compensation expense	212	412	1,832

Total net adjustments	502	685	2,126

Adjusted EBITDA	$(7,048)	$(6,436)	$1,839

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business and Our Industry

We have incurred significant net losses since inception, and we expect our operating expenses to increase significantly in the foreseeable future. Accordingly, we may never achieve profitability.

        We incurred net losses of $287,000 and $7.1 million in 2011 and 2010, respectively, and we had an accumulated deficit of $44.4 million as of December 31, 2011. We do not know when or if we will ever achieve profitability. Although our revenue has increased substantially in recent periods, it is likely that we will not be able to maintain this rate of revenue growth. Historically, our operating expenses have increased in proportion to our revenue. We anticipate that our operating expenses will continue to increase in the foreseeable future to the extent that our revenue grows and as we increase headcount, particularly our sales and technology-related headcount, incur general and administrative expenses associated with being a public company and expand our facilities. Although we expect to achieve operating efficiencies and greater leverage of resources as we grow, if we are unable to do so, we may be unable to achieve profitability. If we are not able to achieve and maintain profitability, the value of our company and our common stock could decline significantly.

We operate in an intensely competitive industry, and we may not be able to compete successfully.

        The mobile advertising market is highly competitive, with numerous companies providing mobile advertising services. We compete primarily with Google Inc. and Apple Inc., both of which are significantly larger than us and have more capital to invest in their mobile advertising businesses. They, or other companies that offer competing mobile advertising solutions, may establish or strengthen cooperative relationships with their mobile operator partners, brand advertisers, app developers or other parties, thereby limiting our ability to promote our services and generate revenue. Competitors could also seek to gain market share from us by reducing the prices they charge to advertisers or by introducing new technology tools for developers. Moreover, increased competition for mobile advertising space from developers could result in an increase in the portion of advertiser revenue that we must pay to developers to acquire that advertising space.

        Our business will suffer to the extent that our developer clients and advertiser clients purchase and sell mobile advertising directly from each other or through other companies that are able to become intermediaries between developers and advertisers. For example, we are aware of companies that have substantial existing platforms for developers but that currently do not heavily use those platforms for mobile advertising campaigns. These companies could compete with us to the extent they expand into mobile advertising. Other companies, such as large app developers with a substantial mobile advertising business, may decide to directly monetize some or all of their advertising space without utilizing our services. Other companies that offer analytics, mediation, exchange or other third-party services may also become intermediaries between mobile advertisers and developers and thereby compete with us. Any of these developments would make it more difficult for us to sell our services and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share.

The mobile advertising market may deteriorate or develop more slowly than expected, which could harm our business.

        Advertising on mobile connected devices is an emerging phenomenon. Advertisers have historically spent a smaller portion of their advertising budgets on mobile media as compared to traditional advertising methods, such as television, newspapers, radio and billboards, or online advertising over the internet, such as placing banner ads on websites. Future demand and market acceptance for mobile advertising is uncertain. Many advertisers still have limited experience with mobile advertising and may continue to devote larger portions of their advertising budgets to more traditional offline or online personal computer-based advertising, instead of shifting additional advertising resources to mobile advertising. In addition, our current and potential advertiser clients may ultimately find mobile advertising to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and services, and they may even reduce their spending on mobile advertising from current levels as a result. If the market for mobile advertising deteriorates, or develops more slowly than we expect, we may not be able to increase our revenue.

Our business is dependent on the continued growth in usage of smartphones, tablets and other mobile connected devices.

        Our business depends on the continued proliferation of mobile connected devices, such as smartphones and tablets, that can connect to the internet over a cellular, wireless or other network, as well as the increased consumption of content through those devices. Consumer usage of these mobile connected devices may be inhibited for a number of reasons, such as:

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  inadequate network infrastructure to support advanced features beyond just mobile web access;

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  users' concerns about the security of these devices;

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  inconsistent quality of cellular or wireless connection;

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  unavailability of cost-effective, high-speed internet service; and

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  changes in network carrier pricing plans that charge device users based on the amount of data consumed.

        For any of these reasons, users of mobile connected devices may limit the amount of time they spend on these devices and the number of apps they download on these devices. If user adoption of mobile connected devices and consumer consumption of content on those devices do not continue to grow, our total addressable market size may be significantly limited, which could compromise our ability to increase our revenue and to become profitable.

If mobile connected devices, their operating systems or content distribution channels, including those controlled by our primary competitors, develop in ways that prevent our advertising from being delivered to their users, our ability to grow our business will be impaired.

        Our business model depends upon the continued compatibility of our mobile advertising platform with most mobile connected devices, as well as the major operating systems that run on them and the thousands of apps that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom we do not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers, such as Verizon, AT&T or T-Mobile, may also impact the ability to download apps or access specified content on mobile devices.

        In some cases, the parties that control the development of mobile connected devices and operating systems include companies that we regard as our most significant competitors. For example, Apple controls two of the most popular mobile devices, the iPhone and the iPad, as well as the iOS operating system that runs on them. Apple also controls the App Store for downloading apps that run on Apple's mobile devices. Similarly, Google controls the Android operating system and, if its proposed acquisition of Motorola Mobility is completed, it will also control a significant number of additional mobile devices. If our mobile advertising platform were unable to work on these devices or operating systems, either because of technological constraints or because a maker of these devices or developer of these operating systems wished to impair our ability to provide ads on them or our ability to fulfill advertising space, or inventory, from developers whose apps are distributed through their controlled channels, our ability to generate revenue could be significantly harmed.

We do not control the mobile networks over which we provide our advertising services.

        Our mobile advertising platform is dependent on the reliability of network operators and carriers who maintain sophisticated and complex mobile networks, as well as our ability to deliver ads on those networks at prices that enable us to realize a profit. Mobile networks have been subject to rapid growth and technological change, particularly in recent years. We do not control these networks.

        Mobile networks could fail for a variety of reasons, including new technology incompatibility, the degradation of network performance under the strain of too many mobile consumers using the network, a general failure from natural disaster or a political or regulatory shut-down. Individuals and groups who develop and deploy viruses, worms and other malicious software programs could also attack mobile networks and the devices that run on those networks. Any actual or perceived security threat to mobile devices or any mobile network could lead existing and potential device users to reduce or refrain from mobile usage or reduce or refrain from responding to the services offered by our advertising clients. If the network of a mobile operator should fail for any reason, we would not be able to effectively provide our services to our clients through that mobile network. This in turn could hurt our reputation and cause us to lose significant revenue.

        Mobile carriers may also increase restrictions on the amounts or types of data that can be transmitted over their networks. We currently generate different amounts of revenue from our advertiser clients based on the kinds of ads we deliver, such as display ads, rich media ads or video ads. In some cases, we are paid by advertisers on a cost-per-thousand, or CPM, basis depending on the number of ads shown. In other cases, we are paid on a cost-per-click, or CPC, or cost-per-action, or CPA, basis depending on the actions taken by the mobile device user. Different types of ads consume differing amounts of bandwidth and network capacity. If a network carrier were to restrict the amounts of data that can be delivered on that carrier's network, or otherwise control the kinds of content that may be downloaded to a device that operates on the network, it could negatively affect our pricing practices and inhibit our ability to deliver targeted advertising to that carrier's users, both of which could impair our ability to generate revenue.

Mobile connected device users may choose not to allow advertising on their devices.

        The success of our business model depends on our ability to deliver targeted, highly relevant ads to consumers on their mobile connected devices. Targeted advertising is done primarily through analysis of data, much of which is collected on the basis of user-provided permissions. This data might include a device's location or data collected when device users view an ad or video or when they click on or otherwise engage with an ad. Users may elect not to allow data sharing for targeted advertising for a number of reasons, such as privacy concerns, or pricing mechanisms that may charge the user based upon the amount or types of data consumed on the device. Users may also elect to opt out of receiving targeted advertising from our platform. In addition, the designers of mobile device operating systems are increasingly promoting features that allow device users to disable some of the functionality, which may impair or disable the delivery of ads on their devices, and device manufacturers may include these features as part of their standard device specifications. Although we are not aware of any such products that are widely used in the market today, as has occurred in the online advertising industry, companies may develop products that enable users to prevent ads from appearing on their mobile device screens. If any of these developments were to occur, our ability to deliver effective advertising campaigns on behalf of our advertiser clients would suffer, which could hurt our ability to generate revenue and become profitable.

Our limited operating history makes it difficult to evaluate our business and prospects and may increase your investment risk.

        We commenced operations in 2006 and, as a result, we have only a limited operating history upon which you can evaluate our business and prospects. Although we have experienced significant revenue growth in recent periods, it is likely that we will not be able to sustain this growth. As part of the nascent mobile advertising industry, we will encounter risks and difficulties frequently encountered by early-stage companies in rapidly evolving industries, including the need to:

  •
  maintain our reputation and build trust with our advertiser and developer clients;

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  offer competitive pricing to both advertisers and developers;

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  maintain and expand our network of advertising space through which we deliver mobile advertising campaigns;

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  deliver advertising results that are superior to those that advertisers or developers could achieve directly or through the use of competing providers or technologies;

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  continue to develop and upgrade the technologies that enable us to provide mobile advertising services;

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  respond to evolving government regulations relating to the internet, telecommunications, privacy, direct marketing and advertising aspects of our business;

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  identify, attract, retain and motivate qualified personnel; and

  •
  manage our expanding operations.

If we do not successfully address these risks, our revenue could decline and our ability to pursue our growth strategy and attain profitability could be compromised.

We may not be able to enhance our mobile advertising platform to keep pace with technological and market developments.

        The market for mobile advertising services is characterized by rapid technological change, evolving industry standards and frequent new service introductions. To keep pace with technological developments, satisfy increasing advertiser and developer requirements, maintain the attractiveness and competitiveness of our mobile advertising solutions and ensure compatibility with evolving industry standards and protocols, we will need to regularly enhance our current services and to develop and introduce new services on a timely basis.

        For example, advances in technology that allow developers to generate revenue from their apps without our assistance could harm our relationships with developers and diminish our available advertising inventory within their apps. Similarly, technological developments that allow third parties to better mediate the delivery of ads between advertisers and developers by introducing an intermediate layer between us and our developer clients could impair our relationships with those developers. Our inability, for technological, business or other reasons, to enhance, develop, introduce and deliver compelling mobile advertising services in response to changing market conditions and technologies or evolving expectations of advertisers or mobile device users could hurt our ability to grow our business and could result in our mobile advertising platform becoming obsolete.

We depend on developers for mobile advertising space to deliver our advertiser clients' advertising campaigns, and any decline in the supply of advertising inventory from these developers could hurt our business.

        We depend on developers to provide us with space within their apps on which we deliver ads. The developers that sell their advertising inventory to us are not required to provide any minimum amounts of advertising space to us, nor are they contractually bound to provide us with a consistent supply of advertising inventory. The tools that we provide to developers allow them to make decisions as to how to allocate advertising inventory among us and other advertising providers, some of which may be our competitors. A third party acting as a mediator on behalf of developers, or any competing mediation tools embedded within a developer's apps, could result in pressure on us to increase the prices we pay to developers for that inventory or otherwise block our access to developer inventory, without which we would be unable to deliver ads on behalf of our advertiser clients.

        We generate a significant portion of our revenue from the advertising inventory provided by a limited number of developers. In most instances, developers can change the amount of inventory they make available to us at any time. Developers may also change the price at which they offer inventory to us, or they may elect to make advertising space available to our competitors who offer ads to them on more favorable economic terms. In addition, developers may place significant restrictions on our use of their advertising inventory. These restrictions may prohibit ads from specific advertisers or specific industries, or they could restrict the use of specified creative content or format. Developers may also use a fee-based or subscription-based business model to generate revenue from their content, in lieu of or to reduce their reliance on ads.

        If developers decide not to make advertising inventory available to us for any of these reasons, decide to increase the price of inventory, or place significant restrictions on our use of their advertising space, we may not be able to replace this with inventory from other developers that satisfy our requirements in a timely and cost-effective manner. If this happens, our revenue could decline or our cost of acquiring inventory could increase.

Our business depends on our ability to collect and use data to deliver ads, and any limitation on the collection and use of this data could significantly diminish the value of our services and cause us to lose clients and revenue.

        When we deliver an ad to a mobile device, we are often able to collect anonymous information about the placement of the ad and the interaction of the mobile device user with the ad, such as whether the user visited a landing page or watched a video. We may also be able to collect information about the user's mobile location. As we collect and aggregate this data provided by billions of ad impressions, we analyze it in order to optimize the placement and scheduling of ads across the advertising inventory provided to us by developers. For example, we may use the collected information to limit the number of times a specific ad is presented to the same mobile device, to provide an ad to only certain types of mobile devices, or to provide a report to an advertiser client on the number of its ads that were clicked. We also compile the data derived from our platform to publish monthly reports of key mobile industry trends in the form of our S.M.A.R.T. and Mobile Mix reports, which we provide to advertisers and developers to enable them to improve their business decisions about mobile advertising or monetization strategies and to promote their use of our services.

        Although the data we collect is not personally identifiable, our clients might decide not to allow us to collect some or all of this data or might limit our use of this data. For example, app developers may not agree to provide us with the data generated by interactions with the content on their apps, or device users may not consent to having information about their device usage provided to the developer. Any limitation on our ability to collect data about user behavior and interaction with mobile device content could make it more difficult for us to deliver effective mobile advertising programs that meet the demands of our advertiser clients.

        Although our contracts with advertisers generally permit us to aggregate data from advertising campaigns, these clients might nonetheless request that we discontinue using data obtained from their campaigns that have already been aggregated with other clients' campaign data. It would be difficult, if not impossible, to comply with these requests, and these kinds of requests could also cause us to spend significant amounts of resources. Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze mobile device user data from our clients' advertising campaigns. If that happens, we may not be able to optimize the placement of advertising for the benefit of our advertiser clients, which could make our services less valuable, and, as a result, we may lose clients and our revenue may decline.

Our business depends in part on our ability to collect and use location-based information about mobile connected device users.

        Our business model depends in part upon our ability to collect data about the location of mobile connected device users when they are interacting with their devices, and then to use that information to provide effective targeted advertising on behalf of our advertising clients. Our ability to either collect or use location-based data could be restricted by a number of factors, including new laws or regulations, technology or consumer choice. Limitations on our ability to either collect or use location data could impact the effectiveness of our platform and our ability to target ads.

Our business practices with respect to data could give rise to liabilities or reputational harm as a result of governmental regulation, legal requirements or industry standards relating to consumer privacy and data protection.

        In the course of providing our services, we transmit and store information related to mobile devices and the ads we place, including a device's geographic location for the purpose of delivering targeted location-based ads to the user of the device, with that user's consent. Federal, state and international laws and regulations govern the collection, use, retention, sharing and security of data that we collect across our mobile advertising platform. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure, or perceived failure, by us to comply with U.S. federal, state, or international laws, including laws and regulations regulating privacy or consumer protection, could result in proceedings or actions against us by governmental entities or others. We are aware of several ongoing lawsuits filed against companies in our industry alleging various violations of privacy-related laws. These proceedings could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, adversely affect the demand for our services and ultimately result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless our clients from the costs or consequences of inadvertent or unauthorized disclosure of data that we store or handle as part of providing our services.

        The regulatory framework for privacy issues worldwide is evolving, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at the mobile industry in particular. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that would affect our business, particularly with regard to location-based services, collection or use of data to target ads and communication with consumers via mobile devices.

        The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices. The Federal Trade Commission has also proposed revisions to the Children's Online Privacy Protection Act, or COPPA,

that could, if adopted, create greater compliance burdens on us. COPPA imposes a number of obligations, such as obtaining parental permission, on website operators to the extent they collect certain information from children who are under 13 years old. The proposed changes would broaden the applicability of COPPA, including the types of information that would be subject to these regulations, and could apply to information that we or our clients collect through mobile devices or apps that is not currently subject to COPPA.

        As we expand our operations globally, compliance with regulations that differ from country to country may also impose substantial burdens on our business. In particular, the European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under data privacy regulations. In addition, individual EU member countries have had discretion with respect to their interpretation and implementation of the regulations, which has resulted in variation of privacy standards from country to country. In January 2012, the European Commission announced significant proposed reforms to its existing data protection legal framework, including changes in obligations of data controllers and processors, the rights of data subjects and data security and breach notification requirements. The EU proposals, if implemented, may result in a greater compliance burden if we deliver ads to mobile device users in Europe. Complying with any new regulatory requirements could force us to incur substantial costs or require us to change our business practices in a manner that could compromise our ability to effectively pursue our growth strategy.

        In addition to compliance with government regulations, we voluntarily participate in several trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct addressing the provision of location-based services, delivery of promotional content to mobile devices, and tracking of device users or devices for the purpose of delivering targeted advertising. We could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with our practices or in conflict with the laws and regulations of U.S. or international regulatory authorities. If we are perceived as not operating in accordance with industry best practices or any such guidelines or codes with regard to privacy, our reputation may suffer and we could lose relationships with advertiser or developer partners.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause our stock price to decline.

        Our operating results have historically fluctuated and our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

  •
  seasonal patterns in mobile advertisers' spending, which tend to be cyclical;

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  the addition of new advertiser or developer clients or the loss of existing advertisers or developers;

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  changes in demand for our mobile advertising services;

  •
  changes in the amount, price and quality of available advertising inventory from developers;

  •
  the timing and amount of sales and marketing expenses incurred to attract new advertisers and developers;

  •
  changes in the economic prospects of advertisers or the economy generally, which could alter current or prospective advertisers' spending priorities, or could increase the time it takes us to close sales with advertisers;

  •
  changes in our pricing policies, the pricing policies of our competitors or the pricing of mobile advertising generally;

  •
  changes in governmental regulation of the internet, wireless networks, mobile advertising or the collection of mobile device user data;

  •
  costs necessary to improve and maintain our technology platform;

  •
  timing differences at the end of each quarter between our payments to developers for advertising space and our collection of advertising revenue related to that space; and

  •
  costs related to acquisitions of other businesses.

Our operating results may fall below the expectations of market analysts and investors in some future periods. If this happens, even just temporarily, the market price of our common stock may fall.

Seasonal fluctuations in mobile advertising activity could adversely affect our cash flows.

        Our cash flows from operations could vary from quarter to quarter due to the seasonal nature of our advertisers' spending. For example, many advertisers devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday purchasing. To date, these seasonal effects have been masked by our rapid revenue growth. However, if and to the extent that seasonal fluctuations become more pronounced, our operating cash flows could fluctuate materially from period to period as a result.

We do not have long-term agreements with our advertiser clients, and we may be unable to retain key clients, attract new clients or replace departing clients with clients that can provide comparable revenue to us.

        Our success requires us to maintain and expand our current advertiser client relationships and to develop new relationships. Our contracts with our advertiser clients generally do not include long-term obligations requiring them to purchase our services and are cancelable upon short or no notice and without penalty. As a result, we may have limited visibility as to our future advertising revenue streams. We cannot assure you that our advertiser clients will continue to use our services or that we will be able to replace, in a timely or effective manner, departing clients with new clients that generate comparable revenue. If a major advertising client representing a significant portion of our business decides to materially reduce its use of our platform or to cease using our platform altogether, it is possible that we would not have a sufficient supply of ads to fill our developer clients' advertising inventory, in which case our revenue could be significantly reduced. Any non-renewal, renegotiation, cancellation or deferral of large advertising contracts, or a number of contracts that in the aggregate account for a significant amount of revenue, could cause an immediate and significant decline in our revenue and harm our business.

Our sales efforts with both advertisers and developers require significant time and expense.

        Attracting new advertiser and developer clients requires substantial time and expense, and we may not be successful in establishing new relationships or in maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to potential advertiser clients who do not currently spend on mobile advertising or are unfamiliar with our current services or platform. Furthermore, many of our clients' purchasing and design decisions typically require input from multiple internal constituencies. As a result, we must identify those involved in the purchasing decision and devote a sufficient amount of time to presenting our services to each of those individuals.

        The novelty of our services and our business model often requires us to spend substantial time and effort educating potential advertiser and developer clients about our offerings, including providing demonstrations and comparisons against other available services. This process can be costly and time-consuming. If we are not successful in streamlining our sales processes with advertisers and developers, our ability to grow our business may be adversely affected.

If we do not achieve satisfactory results under performance-based pricing models, we could lose clients and our revenue could decline.

        We offer our services to advertisers based on a variety of pricing models, including CPM, CPA and CPC. Under performance-driven CPA and CPC pricing models, from which we currently derive a significant portion of our revenue, advertisers only pay us if we provide the results they specify. These results-based pricing models differ from fixed-rate pricing models, like CPM, under which the fee is based on the number of times the ad is shown, without regard to its effectiveness. As a result, under our contracts with advertisers that provide for us to be paid on a CPC or CPA basis, we must be able to develop effective ad campaigns that result in the desired actions being taken by consumers. If we are not able to perform effectively under these arrangements, it could hurt our reputation with advertisers and developers and could cause our revenues to decline.

If we cannot increase the capacity of our mobile advertising technology platform to meet advertiser or device user demand, our business will be harmed.

        We must be able to continue to increase the capacity of our MYDAS technology platform in order to support substantial increases in the number of advertisers and device users, to support an increasing variety of advertising formats and to maintain a stable service infrastructure and reliable service delivery for our mobile advertising campaigns. If we are unable to efficiently and effectively increase the scale of our mobile advertising platform to support and manage a substantial increase in the number of advertisers and mobile device users, while also maintaining a high level of performance, the quality of our services could decline and our reputation and business could be seriously harmed. In addition, if we are not able to support emerging mobile advertising formats or services preferred by advertisers, we may be unable to obtain new advertising clients or may lose existing advertising clients, and in either case our revenue could decline.

If we fail to detect click fraud or other invalid clicks on ads, we could lose the confidence of our advertiser clients, which would cause our business to suffer.

        Our business relies on delivering positive results to our advertiser clients. We are exposed to the risk of fraudulent and other invalid clicks or conversions that advertisers may perceive as undesirable. Because of their smaller sizes as compared to personal computers, mobile device usage could result in a higher rate of accidental or otherwise inadvertent clicks by a user. Invalid clicks could also result from click fraud, where a mobile device user intentionally clicks on ads for reasons other than to access the underlying content of the ads. If fraudulent or other malicious activity is perpetrated by others, and we are unable to detect and prevent it, the affected advertisers may experience or perceive a reduced return on their investment. High levels of invalid click activity could lead to dissatisfaction with our advertising services, refusals to pay, refund demands or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of advertisers and revenue.

System failures could significantly disrupt our operations and cause us to lose advertiser clients or advertising inventory.

        Our success depends on the continuing and uninterrupted performance of our own internal systems, which we utilize to place ads, monitor the performance of advertising campaigns and manage our inventory of advertising space. Our revenue depends on the technological ability of our platform to deliver ads and measure them on a CPM, CPC or CPA basis. Sustained or repeated system failures that interrupt our ability to provide services to clients, including technological failures affecting our ability to deliver ads quickly and accurately and to process mobile device users' responses to ads, could significantly reduce the attractiveness of our services to advertisers and reduce our revenue. Our systems are vulnerable to damage from a variety of sources, including telecommunications failures, power outages, malicious human acts and natural disasters. In addition, any steps we take to increase the reliability and redundancy of our systems may be expensive and may not be successful in preventing system failures.

Failure to adequately manage our growth may seriously harm our business.

        We have experienced, and may continue to experience, significant growth in our business. If we do not effectively manage our growth, the quality of our services may suffer, which could negatively affect our reputation and demand for our services. Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

  •
  implement additional management information systems;

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  further develop our operating, administrative, legal, financial and accounting systems and controls;

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  hire additional personnel;

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  develop additional levels of management within our company;

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  locate additional office space;

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  maintain close coordination among our engineering, operations, legal, finance, sales and marketing and client service and support organizations; and

  •
  manage our expanding international operations.

        Moreover, as our sales increase, we may be required to concurrently deploy our services infrastructure at multiple additional locations or provide increased levels of customization. As a result, we may lack the resources to deploy our services on a timely and cost-effective basis. Failure to accomplish any of these requirements could impair our ability to deliver our mobile advertising platform in a timely fashion, fulfill existing client commitments or attract and retain new clients.

Our increasing international operations subject us to increased challenges and risks.

        We have recently started to expand our operations internationally, including opening international offices in the United Kingdom in the first half of 2010 and launching operations in Singapore in the fourth quarter of 2011. We expect to further expand our international operations by opening offices in new countries and regions worldwide. However, we have a limited operating history as a company outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Expanding internationally may subject us to new risks that we have not faced before or increase risks that we currently face, including risks associated with:

  •
  recruiting and retaining talented and capable employees in foreign countries;

  •
  providing mobile advertising services among different cultures, including potentially modifying our platform and features to ensure that we deliver ads that are culturally relevant in different countries;

  •
  increased competition from local providers of mobile advertising services;

  •
  compliance with applicable foreign laws and regulations;

  •
  longer sales or collection cycles in some countries;

  •
  credit risk and higher levels of payment fraud;

  •
  compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act and the UK Anti-Bribery Act;

  •
  currency exchange rate fluctuations;

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  foreign exchange controls that might prevent us from repatriating cash earned outside the United States;

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  economic instability in some countries, particularly those in Europe given our recent expansion in the United Kingdom;

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  political instability;

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  compliance with the laws of numerous taxing jurisdictions, both foreign and domestic, in which we conduct business, potential double taxation of our international earnings and potentially adverse tax consequences due to changes in applicable U.S. and foreign tax laws;

  •
  the complexity and potential adverse consequences of U.S. tax laws as they relate to our international operations;

  •
  increased costs to establish and maintain effective controls at foreign locations; and

  •
  overall higher costs of doing business internationally.

        If our revenue from our international operations, and particularly from our operations in the countries and regions on which we have focused our spending, do not exceed the expense of establishing and maintaining these operations, our business and operating results will suffer.

If we do not retain our senior management team and key employees, or attract additional sales and technology talent, we may not be able to sustain our growth or achieve our business objectives.

        Our future success is substantially dependent on the continued service of our senior management team, particularly Paul Palmieri, our chief executive officer, Chris Brandenburg, our chief technology officer, Stephen Root, our chief operating officer, and Michael Avon, our chief financial officer. We do not maintain key-person insurance on any of these employees. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective mobile advertising solutions and sales and client support representatives with experience in mobile and other digital advertising and strong relationships with brand advertisers and app developers. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management, technical, sales and client support personnel that are critical to our success, resulting in harm to our key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Acquisitions or investments may be unsuccessful and may divert our management's attention and consume significant resources.

        A key part of our growth strategy is to pursue additional acquisitions or investments in other businesses or individual technologies, including additional technology tools for app developers that allow them to generate revenue from their apps through advertising that we can supply. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

  •
  difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency of delivering mobile advertising;

  •
  cultural challenges associated with integrating employees from the acquired company into our organization;

  •
  ineffectiveness or incompatibility of acquired technologies or services;

  •
  potential loss of key employees of acquired businesses;

  •
  inability to maintain the key business relationships and the reputations of acquired businesses;

  •
  diversion of management's attention from other business concerns;

  •
  litigation for activities of the acquired company, including claims from terminated employees, clients, former stockholders or other third parties;

  •
  in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

  •
  costs necessary to establish and maintain effective internal controls for acquired businesses;

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  failure to successfully further develop the acquired technology in order to recoup our investment; and

  •
  increased fixed costs.

Activities of our advertiser clients could damage our reputation or give rise to legal claims against us.

        Our advertiser clients' promotion of their products and services may not comply with federal, state and local laws, including, but not limited to, laws and regulations relating to mobile communications. Failure of our clients to comply with federal, state or local laws or our policies could damage our reputation and expose us to liability under these laws. We may also be liable to third parties for content in the ads we deliver if the artwork, text or other content involved violates copyrights, trademarks or other intellectual property rights of third parties or if the content is defamatory, unfair and deceptive, or otherwise in violation of applicable laws. Although we generally receive assurance from our advertisers that their ads are lawful and that they have the right to use any copyrights, trademarks or other intellectual property included in an ad, and although we are normally indemnified by the advertisers, a third party or regulatory authority may still file a claim against us. Any such claims could be costly and time-consuming to defend and could also hurt our reputation within the mobile advertising industry. Further, if we are exposed to legal liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend significant resources.

Our business depends on our ability to maintain the quality of our advertiser and developer content.

        We must be able to ensure that our clients' ads are not placed in developer content that is unlawful or inappropriate. Likewise, our developers rely upon us not to place ads in their apps that are unlawful or inappropriate. If we are unable to ensure that the quality of our advertiser and developer content does not decline as the number of advertisers and developers we work with continues to grow, then our reputation and business may suffer.

Our inability to use software licensed from third parties, or our use of open source software under license terms that interfere with our proprietary rights, could disrupt our business.

        Our technology platform incorporates software licensed from third parties, including some software, known as open source software, which we use without charge. Although we monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our platform to our clients. In the future, we could be required to seek licenses from third parties in order to continue offering our platform, which licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our platform or discontinue use of portions of the functionality provided by our platform. In addition, the terms of open source software licenses may require us to provide software that we develop using such software to others on unfavorable license terms. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of existing offerings, which could impair our business.

Software and components that we incorporate into our mobile advertising platform may contain errors or defects, which could harm our reputation and hurt our business.

        We use a combination of custom and third-party software, including open source software, in building our mobile advertising platform. Although we test software before incorporating it into our platform, we cannot guarantee that all of the third-party technology that we incorporate will not contain errors, bugs or other defects. We continue to launch enhancements to our mobile advertising platform, and we cannot guarantee any such enhancements will be free from these kinds of defects. If errors or other defects occur in technology that we utilize in our mobile advertising platform, it could result in damage to our reputation and losses in revenue, and we could be required to spend significant amounts of additional resources to fix any problems.

Our failure to protect our intellectual property rights could diminish the value of our services, weaken our competitive position and reduce our revenue.

        We regard the protection of our intellectual property, which includes trade secrets, copyrights, trademarks, domain names and patent applications, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

        We have begun to seek patent protection for certain of our technologies and currently have five U.S. patent applications on file, although there can be no assurance that these patents will ultimately be issued. We are also pursuing the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time-consuming.

        We have licensed in the past, and expect to license in the future, some of our proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation.

        Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries, such as China and India, do not protect our proprietary rights to as great an extent as do the laws of European countries and the United States. Further, the laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering services that incorporate our most technologically advanced features, which could seriously reduce demand for our mobile advertising services. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination that is unfavorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us may hurt our business.

        Our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The mobile telecommunications industry generally is characterized by extensive intellectual property litigation. Although our technology is relatively new and our industry is rapidly evolving, many participants that own, or claim to own, intellectual property historically have aggressively asserted their rights. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others, including one currently pending proceeding related to an alleged patent infringement, as described in "Business—Legal Proceedings," and we expect that third parties will continue to assert intellectual property claims against us, particularly as we expand the complexity and scope of our business.

        Future litigation may be necessary to defend ourselves or our clients by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

  •
  adversely affect our relationships with our current or future clients;

  •
  cause delays or stoppages in providing our mobile advertising services;

  •
  divert management's attention and resources;

  •
  require technology changes to our platform that would cause us to incur substantial cost;

  •
  subject us to significant liabilities; and

  •
  require us to cease some or all of our activities.

        In addition to liability for monetary damages against us, which may be tripled and may include attorneys' fees, or, in some circumstances, damages against our clients, we may be prohibited from developing, commercializing or continuing to provide some or all of our mobile advertising solutions unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm and monetary damages.

        We may at times collect, store and transmit information of, or on behalf of, our clients that may include certain types of confidential information that may be considered personal or sensitive, and that are subject to laws that apply to data breaches. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If such unauthorized disclosure or access does occur, we may be required to notify persons whose information was disclosed or accessed. Most states have enacted data breach notification laws and, in addition to Federal laws that apply to certain types of information, such as financial information, Federal legislation has been proposed in the past that would establish broader Federal obligations with respect to data breaches. We may also be subject to claims of breach of contract for such disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. The unauthorized disclosure of information may result in the termination of one or more of our commercial relationships or a reduction in client confidence and usage of our services. We may also be subject to litigation alleging the improper use, transmission or storage of confidential information, which could damage our reputation among our current and potential clients, require significant expenditures of capital and other resources and cause us to lose business and revenue.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

        After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations of the stock market on which our common stock is traded. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2013, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

        We may in the future discover areas of our internal financial and accounting controls and procedures that need improvement. Our internal control over financial reporting will not prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

        While we anticipate that our existing cash and cash equivalents, together with availability under our existing credit facility, will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If we seek to raise additional capital in order to meet various objectives, including developing future technologies and services, increasing working capital, acquiring businesses and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. In addition, pursuant to the terms of our credit facility, we may be restricted from using the net proceeds of financing transactions for our operating objectives. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies.

Our net operating loss carryforwards may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

        We may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal income tax purposes. At December 31, 2011, we had federal net operating loss carryforwards of $27.0 million, which expire at various dates through 2031. Our gross state net operating loss carryforwards are equal to or less than the federal net operating loss carryforwards and expire over various periods based on individual state tax law.

        We periodically assess the likelihood that we will be able to recover our net deferred tax assets. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. As a result of this analysis of all available evidence, both positive and negative, we concluded that a valuation allowance against our net deferred tax assets should be applied as of December 31, 2011. To the extent we determine that all or a portion of our valuation allowance is no longer necessary, we will recognize an income tax benefit in the period such determination is made for the reversal of the valuation allowance. Once the valuation allowance is eliminated or reduced, its reversal will no longer be available to offset our current tax provision. These events could have a material impact on our reported results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. Although our common stock has been authorized for listing on the New York Stock Exchange, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares or to sell your shares at all.

The trading price of the shares of our common stock is likely to be volatile, and purchasers of our common stock could incur substantial losses.

        Our stock price is likely to be volatile. The stock market in general and the market for technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by us or by any securities analysts who might cover our stock;

  •
  conditions or trends in our industry;

  •
  stock market price and volume fluctuations of other publicly traded companies and, in particular, those that operate in the advertising, internet or media industries;

  •
  announcements by us or our competitors of new product or service offerings, significant acquisitions, strategic partnerships or divestitures;

  •
  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

  •
  capital commitments;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock, including sales by our directors and officers or specific stockholders.

In addition, in the past, stockholders have initiated class action lawsuits against technology companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on the initial public offering price of $13.00 per share, you will experience immediate dilution of $11.17 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price.

        In addition, as of December 31, 2011, we had outstanding stock options to purchase an aggregate of 7,650,498 shares of common stock at a weighted-average exercise price of $1.11 per share and an outstanding warrant to purchase 50,750 shares of our common stock at an exercise price of $1.18 per share. To the extent these outstanding options and warrant are exercised, there will be further dilution to investors in this offering.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

        Upon completion of this offering, based on the number of shares outstanding as of December 31, 2011, we will have outstanding 74,890,038 shares of common stock, assuming no exercise of outstanding options or the warrant. Of these shares, the 10,200,000 shares sold in this offering will be freely tradable, and 64,690,038 additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between some of our stockholders and the underwriters, which lock-up period is subject to potential extension in specified circumstances for up to an additional 34 days. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

        In addition, promptly following the completion of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately 10,855,409 shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.

        Additionally, after this offering, the holders of an aggregate of 47,599,684 shares of our common stock and 50,750 shares of our common stock issuable upon the exercise of an outstanding warrant, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register these shares for resale, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

        There are provisions in our certificate of incorporation and bylaws as they will be in effect following this offering that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

        Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

  •
  only one of our three classes of directors will be elected each year;

  •
  stockholders will not be entitled to remove directors other than by a 66 2/3% vote and only for cause;

  •
  stockholders will not be permitted to take actions by written consent;

  •
  stockholders cannot call a special meeting of stockholders; and

  •
  stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

        In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

        Our amended and restated certificate of incorporation will also provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in aggregate, beneficially own approximately 83% of our outstanding common stock. These persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with our interests or the interests of other stockholders.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

        We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment in us. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains.

        We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any existing or future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States.

        As a public company listed in the United States, we will incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and stock exchanges, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

        Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue" and "ongoing," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

  •
  the expansion of the mobile advertising market in general;

  •
  the expected growth of app downloads, mobile ad revenue, number of mobile connected devices and Wi-Fi enabled devices, wireless network penetration and mobile consumption of content;

  •
  market trends, including overall opportunities for mobile advertising and shifting advertising budgets;

  •
  the ongoing improvement and refinement of our ad targeting capabilities and the willingness of advertisers to pay more for ads as a result; and

  •
  our growth strategy.

        You should refer to the "Risk Factors" section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 INDUSTRY AND MARKET DATA

        Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by International Data Corporation, or IDC, Gartner, Inc., or Gartner, eMarketer and Informa Telecoms & Media, or other publicly available information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

        The Gartner reports described in this prospectus represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. and are not representations of fact. Each Gartner report speaks as of its original publication date, and not as of the date of this prospectus, and the opinions expressed in the Gartner reports are subject to change without notice. The Gartner reports consist of:

  •
  Gartner, Inc., "Forecast: Mobile Application Stores, Worldwide, 2008-2015", S. Baghdassarian, C. Milanesi, May 18, 2011;

  •
  Gartner, Inc., "Forecast: Mobile Advertising, Worldwide, 2008-2015", S. Baghdassarian, A. Frank, March 21, 2011; and

  •
  Gartner, Inc., "Market Trends: Future Platforms for Wi-Fi Growth, 2011-2015", M. Hung, June 29, 2011.

        We have also included in this prospectus industry and market data derived from reports of IDC. The IDC reports consist of:

  •
  International Data Corporation, "2011 U.S. Mobile Online Advertising Sizing and Vendor Market Shares", doc #231886, December 2011;

  •
  International Data Corporation, "Worldwide Smartphone 2011-2015 Forecast Update: September 2011", doc #230173, September 2011;

  •
  International Data Corporation, "Worldwide and U.S. Media Tablet 2011-2015 Forecast Update: October 2011", doc #230896, October 2011; and

  •
  International Data Corporation, "Worldwide and U.S. Media Tablet 2011-2015 Forecast Update: December 2011", doc #232805, February 2012.

        We have also included in this prospectus information derived from the following report published by Cisco Systems, Inc., which is used with permission:

  •
  Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2010-2015.

 USE OF PROCEEDS

        We estimate that the net proceeds from our issuance and sale of 9,200,000 shares of our common stock in this offering will be approximately $107.4 million, or approximately $115.6 million if the underwriters exercise their over-allotment option in full, based upon the initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

        The principal purposes of this offering are to create a public market for our common stock and to facilitate our future access to the public equity markets, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including further expansion of our international operations and product development.

        In addition, we may use a portion of the net proceeds from this offering to acquire, invest in or license complementary products, technologies or businesses, but we currently have no agreements or commitments with respect to any potential acquisition, investment or in-license. We may allocate funds from other sources to fund some or all of these activities.

        The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

        The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions under the terms of the agreements governing our credit facility.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the conversion of the outstanding shares of our convertible preferred stock into an aggregate of 47,679,003 shares of our common stock, which will occur automatically upon the closing of this offering;

  •
  the reclassification of our preferred stock warrant liability to additional paid-in-capital upon the automatic conversion of our preferred stock issuable upon exercise of such warrant into common stock; and

  •
  the filing of an amendment to our certificate of incorporation concurrently with the completion of this offering; and

  •
  on a pro forma as adjusted basis to give further effect to our sale of 9,200,000 shares of common stock in this offering at the initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The following information is illustrative only of our cash and cash equivalents and capitalization following the completion of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2011
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$16,707	$16,707	$124,135

Series B warrant outstanding	$183	$—	$—
Redeemable convertible preferred stock, $0.001 par value; 47,729,753 shares authorized, 47,679,003 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	76,668	—	—
Stockholders' (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 74,892,833 shares authorized, 18,011,035 shares issued and outstanding, actual; 250,000,000 shares authorized, 65,690,038 shares issued and outstanding, pro forma; 250,000,000 shares authorized, 74,890,038 shares issued and outstanding, pro forma as adjusted	17	65	74
Additional paid-in-capital	—	76,803	184,222
Accumulated other comprehensive loss	(25)	(25)	(25)
Accumulated deficit	(44,413)	(44,413)	(44,413)

Total stockholders' (deficit) equity	(44,421)	32,430	139,858

Total capitalization	$32,430	$32,430	$139,858

        The number of shares of common stock outstanding in the table above does not include:

  •
  7,650,498 shares of our common stock issuable upon the exercise of stock options outstanding under our 2006 equity incentive plan as of December 31, 2011, at a weighted average exercise price of $1.11 per share, of which 151,339 shares were issued upon the exercise of options subsequent to December 31, 2011 and 199,969 shares are expected to be issued upon the exercise of options by some of the selling stockholders in connection with this offering;

  •
  106,250 shares of our common stock issuable upon the exercise of stock options granted subsequent to December 31, 2011, at an exercise price of $6.00 per share, under our 2006 equity incentive plan;

  •
  142,250 shares of our common stock issuable upon the exercise of stock options granted as of the date of this prospectus under our 2012 equity incentive plan, at an exercise price equal to the initial public offering price of $13.00 per share;

  •
  50,750 shares of our common stock issuable upon the exercise of an outstanding warrant to purchase common stock as of December 31, 2011, at an exercise price of $1.18 per share;

  •
  17,307 shares underlying a restricted stock unit we expect to issue to one of our executive officers under our 2012 equity incentive plan upon the closing of this offering; and

  •
  an additional 3,090,443 shares of our common stock to be reserved for future issuance under our 2012 equity incentive plan.

 DILUTION

        If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities and convertible preferred stock by the number of outstanding shares of our common stock.

        As of December 31, 2011, we had a deficit in net tangible book value of $(46.9) million, or approximately $(2.61) per share of common stock. On a pro forma basis, after giving effect to the conversion of the outstanding shares of our convertible preferred stock into shares of our common stock and the reclassification of the preferred stock warrant liability to stockholders' equity upon the closing of this offering, our net tangible book value would have been approximately $29.9 million, or approximately $0.46 per share of common stock.

        Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of 9,200,000 shares of our common stock in this offering at the initial public offering price of $13.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been approximately $137.3 million, or approximately $1.83 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $1.37 per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $11.17 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$13.00
Actual net tangible book value per share as of December 31, 2011	$(2.61)
Increase per share attributable to conversion of preferred stock and reclassification of preferred stock warrant liability	3.07

Pro forma net tangible book value per share before this offering	$0.46
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	1.37

Pro forma as adjusted net tangible book value per share after this offering		1.83

Dilution per share to investors participating in this offering		$11.17

        If the underwriters exercise their option in full to purchase 673,270 additional shares of common stock from us in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $1.93 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $1.47 per share and the dilution to new investors purchasing common stock in this offering would be $11.07 per share.

        The following table sets forth as of December 31, 2011, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid by or received from existing stockholders and the weighted average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at the initial public offering price of $13.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
					Weighted average price per share
	Number	Percent	Amount	Percent
Existing stockholders	65,690,038	88%	$69,676,499	37%	$1.06
New investors	9,200,000	12	119,600,000	63	$13.00

Total	74,890,038	100%	$189,276,499	100%

        The table above also excludes:

  •
  7,650,498 shares of our common stock issuable upon the exercise of stock options outstanding under our 2006 equity incentive plan as of December 31, 2011, at a weighted average exercise price of $1.11 per share, of which 151,339 shares were issued upon the exercise of options subsequent to December 31, 2011 and 199,969 shares are expected to be issued upon the exercise of options by some of the selling stockholders in connection with this offering;

  •
  106,250 shares of our common stock issuable upon the exercise of stock options granted subsequent to December 31, 2011, at an exercise price of $6.00 per share, under our 2006 equity incentive plan;

  •
  142,250 shares of our common stock issuable upon the exercise of stock options granted as of the date of this prospectus under our 2012 equity incentive plan, at an exercise price equal to the initial public offering price of $13.00 per share;

  •
  50,750 shares of our common stock issuable upon the exercise of an outstanding warrant to purchase common stock as of December 31, 2011, at an exercise price of $1.18 per share;

  •
  17,307 shares underlying a restricted stock unit we expect to issue to one of our executive officers under our 2012 equity incentive plan upon the closing of this offering; and

  •
  an additional 3,090,443 shares of our common stock to be reserved for future issuance under our 2012 equity incentive plan.

        The foregoing table does not reflect the sales by existing stockholders in connection with sales made by them in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 64,690,038 shares, or 86% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 10,200,000 shares, or 14% of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to 63,833,308, or 84% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 11,730,000, or 16% of the total number of shares of our common stock outstanding after this offering.

        The shares of our common stock reserved for future issuance under our equity benefit plans will be subject to automatic annual increases in accordance with the terms of the plans. To the extent that options or warrants are exercised, new options are issued under our equity incentive plan, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data for the years ended December 31, 2008, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2008, 2009, 2010 and 2011 are derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated financial data for the year ended December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2007 are derived from unaudited financial statements. Our historical results are not necessarily indicative of the results to be expected in the future. The selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$1,503	$6,281	$16,220	$47,828	$103,678
Cost of revenue	1,245	4,992	11,596	31,602	63,595

Gross profit	258	1,289	4,624	16,226	40,083
Operating expenses:
Sales and marketing	1,668	3,463	4,609	8,508	14,255
Technology and development	545	663	1,095	2,175	5,181
General and administrative	3,512	5,682	6,326	12,535	21,321

Total operating expenses	5,725	9,808	12,030	23,218	40,757

Loss from operations	(5,467)	(8,519)	(7,406)	(6,992)	(674)
Total other income (expense)	270	160	(144)	(107)	(99)

Loss before income taxes	(5,197)	(8,359)	(7,550)	(7,099)	(773)
Income tax (expense) benefit	—	—	—	(22)	486

Net loss	$(5,197)	$(8,359)	$(7,550)	$(7,121)	$(287)
Accretion of dividends on redeemable convertible preferred stock	(619)	(1,542)	(1,793)	(2,933)	(5,022)

Net loss attributable to common stockholders	$(5,816)	$(9,901)	$(9,343)	$(10,054)	$(5,309)

Net loss per share attributable to common stockholders—basic and diluted	$(0.36)	$(0.60)	$(0.56)	$(0.56)	$(0.32)

Pro forma net loss per share—basic and diluted(1)					$(0.00)

Weighted average shares of common stock outstanding used in computing net loss per share attributable to common stockholders	16,258,835	16,377,394	16,783,411	17,965,893	16,362,810

Weighted average shares of common stock outstanding used in computing pro forma net loss per share					64,041,813

Other Financial Data:
Adjusted EBITDA(2)	$(5,325)	$(8,284)	$(7,048)	$(6,436)	$1,839

  (1)
  Pro forma basic and diluted net loss per share have been calculated assuming (i) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 47,679,003 shares of common stock as of the beginning of the applicable period or at the time of issuance, if later, and (ii) the reclassification of the outstanding preferred stock warrant from long-term liabilities to additional paid-in capital as of the beginning of the applicable period. The numerator of pro forma net loss per share of common stock is derived by adding $78,000 for the year ended December 31, 2011 related to the change in the fair value of the preferred stock warrant liability and by adding $5.0 million for the year ended December 31, 2011 related to accretion of dividends on redeemable convertible preferred stock.

  (2)
  We define adjusted EBITDA as net loss plus: income tax (expense) benefit, interest income (expense), net, depreciation and amortization, and stock-based compensation. Please see "—Adjusted EBITDA" for more information and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,921	$10,200	$19,171	$27,803	$16,707
Accounts receivable, net of allowances	774	2,280	6,485	19,978	34,986
Total assets	17,315	13,042	26,136	49,115	61,885
Long-term debt, including current portion	—	2,975	2,238	—	—
Total liabilities	1,789	5,731	10,190	17,807	29,638
Total redeemable convertible preferred stock	21,924	23,476	41,202	71,622	76,668
Total stockholders' deficit	(6,398)	(16,165)	(25,256)	(40,314)	(44,421)

Adjusted EBITDA

        To provide investors with additional information regarding our financial results, we have used within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

        We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the development of incentive-based compensation for our executive officers. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

        Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation;

  •
  adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

  •
  other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

        Because of these and other limitations, you should consider adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP financial results. The following table presents a reconciliation of adjusted EBITDA to net loss for each of the periods indicated:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Net loss	$(5,197)	$(8,359)	$(7,550)	$(7,121)	$(287)
Adjustments:
Interest (income) expense, net	(270)	(160)	144	28	21
Income tax expense (benefit)	—	—	—	22	(486)
Depreciation and amortization expense	33	106	146	223	759
Stock-based compensation expense	109	129	212	412	1,832

Total net adjustments	(128)	75	502	685	2,126

Adjusted EBITDA	$(5,325)	$(8,284)	$(7,048)	$(6,436)	$1,839

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to those statements included later in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

        We are the leading independent mobile advertising platform company and the second largest mobile display advertising platform overall in the United States. Our technology, tools and services help developers maximize their advertising revenue, acquire users for their apps and gain insight about their users. To advertisers, we offer significant audience reach, sophisticated targeting capabilities and the opportunity to deliver interactive and engaging ad experiences to consumers on their mobile connected devices. More than 30,000 apps are enabled to receive ads through our platform, and we can deliver ads on over 7,000 different mobile device types and models. Our platform is compatible with all major mobile operating systems, including Apple iOS, Android, Windows Phone, Blackberry and Symbian.

        We help developers and advertisers remove complexity from mobile advertising. By working with us, developers gain access to our tools and services that allow their apps to display banner ads, interactive rich media ads and video ads from our platform. In return, developers supply us with space on their apps to deliver ads for our advertiser clients and also provide us with access to anonymous data associated with their apps and users. We analyze this data to build sophisticated user profiles and audience groups that, in combination with the real-time decisioning, optimization and targeting capabilities of our technology platform, enable us to deliver highly targeted advertising campaigns for our advertiser clients. Advertisers pay us to deliver their ads to mobile connected device users, and we pay developers a fee for the use of their ad space. As we deliver more ads, we are able to collect additional anonymous data about users, audiences and the effectiveness of particular ad campaigns, which in turn enhances our targeting capabilities and allows us to deliver better performance for advertisers and better opportunities for developers to increase their revenue streams.

        We have built relationships with developers and advertisers of all sizes. Our developer base includes large mobile web publishers, such as CBS Interactive and The New York Times, and large app developers, such as Zynga, Rovio and Pandora, as well as other developers, such as UberMedia and Gogii. Our advertiser clients include leading advertising agencies and brands, including 23 of Ad Age's top 25 national advertisers, as well as smaller advertisers and often the developers themselves.

        We operate in one segment, mobile advertising services. We have increased our revenue from $1.5 million for the year ended December 31, 2007 to $103.7 million for the year ended December 31, 2011. During the year ended December 31, 2011, approximately 10% of our revenue was derived from outside of the United States, up from 3% during the year ended December 31, 2010. We commenced our international operations in the United Kingdom during the first half of 2010 and in Asia during the fourth quarter of 2011 with the launch of operations in Singapore. We offer the same services internationally as we do in the United States, and we intend to continue to pursue a strategy of expanding our international operations.

Key Operating and Financial Performance Metrics

        We monitor the key operating and financial performance metrics set forth in the table below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies.

        Gross margin is our gross profit, or revenue less cost of revenue, expressed as a percentage of our total revenue. Our gross margin has been and will continue to be primarily affected by our pricing terms with new and existing developers.

        Adjusted EBITDA represents our earnings before net interest (income) expense, income taxes, depreciation and amortization, adjusted to eliminate stock-based compensation expense, which is a non-cash item. Adjusted EBITDA is not a measure calculated in accordance with GAAP. Please refer to "Selected Consolidated Financial Data—Adjusted EBITDA" in this prospectus for a discussion of the limitations of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss, the most comparable GAAP measurement, for the years ended December 31, 2009, 2010 and 2011.

        Adjusted EBITDA should not be considered as an alternative to any measure of financial performance calculated and presented in accordance with GAAP. In addition, adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate adjusted EBITDA in the same manner that we do. We prepare adjusted EBITDA to eliminate the impact of stock-based compensation expense, which we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments, the reasons we consider them appropriate and the material limitations of using non-GAAP measures as described in "Selected Consolidated Financial Data—Adjusted EBITDA."

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands)
Revenue	$16,220	$47,828	$103,678
Gross margin	28.5%	33.9%	38.7%
Net loss	$(7,550)	$(7,121)	$(287)
Adjusted EBITDA	$(7,048)	$(6,436)	$1,839

Components of Operating Results

  Revenue

        We generate revenue by charging advertisers to deliver ads to users of mobile connected devices. Depending on the specific terms of each advertising contract, we generally recognize revenue based on the activity of mobile users viewing these ads. Our fees from advertisers are commonly based on the number of ads delivered, views, clicks or actions by users on mobile advertisements we deliver, and we recognize revenue at the time the user views, clicks or otherwise acts on the ad. We sell ads on several bases: cost per thousand, or CPM, on which we charge advertisers for each ad delivered to a consumer; cost per click, or CPC, on which we charge advertisers for each ad clicked on by a user; and cost per action, or CPA, on which we charge advertisers each time a consumer takes a specified action, such as downloading an app. Our revenue recognition policies are discussed in more detail in the section below entitled "—Critical Accounting Policies and Significant Judgments and Estimates."

        Our brand advertiser clients, which currently comprise a majority of our revenue, generally use CPM pricing, although some brand advertisers use CPC pricing terms with us from time to time. On the other hand, our performance advertiser clients typically use CPC pricing, but sometimes use CPA pricing. The mix of revenue generated from brand advertisers and performance advertisers on our platform changes throughout the year. For example, we typically see a higher percentage of our revenue from brand advertisers in the second and fourth quarters of the year than we do during the first and third quarters. The overall mix of advertisers using CPM, CPC and CPA pricing models changes throughout the year, and we are not aware of any meaningful trends in our revenue resulting from each of these three categories at this time.

  Cost of Revenue

        Cost of revenue consists primarily of the agreed-upon payments we make to developers for their advertising space on which we deliver mobile ads. These payments are typically determined in advance as either a fixed percentage of the advertising revenue we earn from mobile ads placed on the developer's app or as a fixed fee for the ad space. We recognize cost of revenue on a developer-by-developer basis at the same time as we recognize the associated revenue. Costs owed to developers but not yet paid are recorded on our consolidated balance sheets as accrued cost of revenue.

  Operating Expenses

        Operating expenses consist of sales and marketing, technology and development and general and administrative expenses. Salaries and personnel costs are the most significant component of each of these expense categories. We grew from 66 employees at December 31, 2009 to 222 employees at December 31, 2011, and we expect to continue to hire new employees in order to support our anticipated revenue growth. We include stock-based compensation expense in connection with the grant of stock options in the applicable operating expense category based on the respective equity award recipient's function.

        Sales and marketing expense. Sales and marketing expense consists primarily of salaries and personnel-related costs for our advertiser-focused sales and marketing employees, including stock-based compensation, commissions and bonuses. Additional expenses include marketing programs, consulting, travel and other related overhead. The number of employees in sales and marketing functions grew from 24 at December 31, 2009 to 69 at December 31, 2011, and we expect our sales and marketing expense to increase in the foreseeable future as we further increase the number of our sales and marketing professionals and expand our marketing activities.

        Technology and development expense. Technology and development expense primarily consists of salaries and payroll-related costs for development employees, including stock-based compensation and bonuses. Additional expenses include costs related to the development, quality assurance and testing of new technology and enhancement of existing technology, amortization of internally developed software related to our technology infrastructure, consulting, travel and other related overhead. We engage third-party consulting firms for various technology and development efforts, such as documentation, quality assurance and support. The number of employees in technology and development functions grew from 10 at December 31, 2009 to 44 at December 31, 2011. We intend to continue to invest in our technology and development efforts, by hiring additional development personnel and by using outside consulting firms for various technology and development efforts. We believe continuing to invest in technology and development efforts is essential to maintaining our competitive position.

        General and administrative expense. General and administrative expense primarily consists of salaries and personnel-related costs for product, operations, developer support, business development, administration, finance and accounting, legal, information systems and human resources employees, including stock-based compensation and bonuses. Additional expenses include consulting and professional fees, travel, insurance and other corporate expenses. The number of employees in general and administrative functions grew from 32 at December 31, 2009 to 109 at December 31, 2011, and we expect our general and administrative expenses to increase in absolute terms as a result of our preparation to become and operate as a public company. After the completion of this offering, these expenses will also include costs associated with compliance with the Sarbanes-Oxley Act and other regulations governing public companies, directors' and officers' liability insurance, increased professional services and an enhanced investor relations function.

  Other Income (Expense)

        Other income and expense consists primarily of interest income, interest expense and changes in the fair value of our preferred stock warrant liability. Interest income is derived from interest received on our cash and cash equivalents. Interest expense consists primarily of the interest incurred on outstanding borrowings under our credit facilities. During the years ended December 31, 2009 and 2010, we had borrowings under a term loan with a bank, which was repaid in full in 2010. During the year ended December 31, 2011, we entered into a new line of credit facility with a bank, but we have not borrowed under this facility to date.

        The fair value of our preferred stock warrant liability is re-measured at the end of each reporting period and any changes in fair value are recognized in other income or expense. Upon completion of this offering, the preferred stock warrant will automatically, in accordance with its terms, become a warrant to purchase common stock, which will result in the reclassification of the preferred stock warrant liability to additional paid-in capital, and no further changes in fair value will be recognized in other income or expense.

  Income Tax (Expense) Benefit

        Income tax expense consists of U.S. federal, state and foreign income taxes. To date, we have not been required to pay U.S. federal income taxes because of our current and accumulated net operating losses. We incurred minimal state and foreign income tax liabilities for the years ended December 31, 2010 and 2011.

        Income tax benefit consists of changes in judgment about the realizability of our deferred tax assets.

Results of Operations

        The following table sets forth selected consolidated statement of operations data for each of the periods indicated.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Revenue	$16,220	$47,828	$103,678
Cost of revenue	11,596	31,602	63,595

Gross profit	4,624	16,226	40,083
Operating expenses:
Sales and marketing	4,609	8,508	14,255
Technology and development	1,095	2,175	5,181
General and administrative	6,326	12,535	21,321

Total operating expenses	12,030	23,218	40,757

Loss from operations	(7,406)	(6,992)	(674)
Other income (expense):
Interest income (expense)	(144)	(28)	(21)
Other expense	—	(79)	(78)

Total other income (expense)	(144)	(107)	(99)

Loss before income taxes	(7,550)	(7,099)	(773)
Income tax (expense) benefit	—	(22)	486

Net loss	$(7,550)	$(7,121)	$(287)

        The following table sets forth our consolidated statement of operations data as a percentage of revenue for each of the periods indicated.

	Year Ended December 31,
	2009	2010	2011
Revenue	100.0%	100.0%	100.0%
Cost of revenue	71.5	66.1	61.3

Gross margin	28.5	33.9	38.7
Operating expenses:
Sales and marketing	28.4	17.8	13.7
Technology and development	6.8	4.5	5.0
General and administrative	39.0	26.2	20.6

Total operating expenses	74.2	48.5	39.3

Loss from operations	(45.7)	(14.6)	(0.6)
Other income (expense):
Interest income (expense)	(0.9)	(0.1)	(0.0)
Other expense	—	(0.2)	(0.1)

Total other income (expense)	(0.9)	(0.3)	(0.1)

Loss before income taxes	(46.6)	(14.9)	(0.7)
Income tax (expense) benefit	—	(0.0)	0.5

Net loss	(46.6)%	(14.9)%	(0.2)%

  Comparison of Years Ended December 31, 2010 and 2011

	Year Ended December 31,
	2010		2011		Period-to-Period Change
		Percentage of Revenue		Percentage of Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Revenue	$47,828	100.0%	$103,678	100.0%	$55,850	116.8%
Cost of revenue	31,602	66.1	63,595	61.3	31,993	101.2

Gross profit	16,226	33.9	40,083	38.7	23,857	147.0
Operating expenses:
Sales and marketing	8,508	17.8	14,255	13.7	5,747	67.5
Technology and development	2,175	4.5	5,181	5.0	3,006	138.2
General and administrative	12,535	26.2	21,321	20.6	8,786	70.1

Total operating expenses	23,218	48.5	40,757	39.3	17,539	75.5

Loss from operations	(6,992)	(14.6)	(674)	(0.6)	6,318	(90.4)
Other income (expense):
Interest income (expense)	(28)	(0.1)	(21)	0.0	7	(25.0)
Other expense	(79)	(0.2)	(78)	(0.1)	1	(1.3)

Total other income (expense)	(107)	(0.3)	(99)	(0.1)	8	(7.5)

Loss before income taxes	(7,099)	(14.9)	(773)	(0.7)	6,326	(89.1)
Income tax (expense) benefit	(22)	0.0	486	0.5	508	(2,309.1)

Net loss	$(7,121)	(14.9)%	$(287)	(0.2)%	$6,834	(96.0)

        Revenue. Revenue increased by $55.9 million, or 116.8%, from $47.8 million for the year ended December 31, 2010 to $103.7 million for the year ended December 31, 2011. This growth was primarily attributable to an increase in the number of advertiser clients using our platform as well as an increase in spending from our existing advertiser clients. Revenue from our existing advertiser clients increased by 128.1% during the year ended December 31, 2011 as compared to the year ended December 31, 2010 and represented 77.5% of our total revenue for the year ended December 31, 2011. The increase in revenue from existing clients was driven by additional campaigns from brands that had previously advertised with us, larger campaign sizes and new brands owned by existing clients that began advertising with us during the year. Revenue from new advertiser clients increased by 87.2% during the year ended December 31, 2011 as compared to the year ended December 31, 2010 and represented 22.5% of our total revenue for the year ended December 31, 2011.

        Our revenue from international operations increased from $1.5 million, or 3.1% of total revenue, for the year ended December 31, 2010, to $10.3 million, or 10.0% of total revenue, for the year ended December 31, 2011. We commenced our international operations in the United Kingdom during the first half of 2010 and in Asia during the fourth quarter of 2011 with the launch of operations in Singapore. The revenue growth in our international operations during the year ended December 31, 2011 as compared to the year ended December 31, 2010 was primarily attributable to our first full year of international operations and revenue generation in 2011, as well as an increase in our international sales force focused on generating revenue.

        We also substantially increased our overall sales force during the year ended December 31, 2011, allowing us to increase our number of advertising client relationships and the number of developer applications enabled to receive ads delivered through our platform.

        Cost of revenue. Cost of revenue increased by $32.0 million, or 101.2%, from $31.6 million, or 66.1% of revenue, for the year ended December 31, 2010, to $63.6 million, or 61.3% of revenue, for the year ended December 31, 2011. The increase in cost of revenue was driven primarily by the need to purchase greater quantities of advertising inventory for use in delivering mobile ads. The decrease in cost of revenue as a percentage of revenue and corresponding increase in gross margin for the year ended December 31, 2011 was primarily the result of more favorable pricing terms with developers. This was largely the result of increased usage of our self-service portal for developers, mmDev, which is the primary interface for our smaller developers that do not require a full-service solution. Developers using mmDev receive access to valuable tools, services and analytics through the self-service portal. Fees paid to developers for ads placed through this portal are generally lower, especially for smaller developers who do not qualify for volume-based discounts, resulting in higher gross margin from these ads.

        Sales and marketing. Sales and marketing expense increased by $5.8 million, or 67.5%, from $8.5 million, or 17.8% of revenue, for the year ended December 31, 2010, to $14.3 million, or 13.7% of revenue, for the year ended December 31, 2011. The increase in sales and marketing expense was primarily attributable to a $3.4 million increase in salaries and personnel-related costs, as we increased the number of sales and marketing personnel to support our expanding client base and experienced higher commission costs associated with higher revenue. The number of full-time sales and marketing employees increased from 44 at December 31, 2010 to 69 at December 31, 2011. In addition, we experienced a $1.7 million increase in our marketing programs and consulting expense. The decrease in sales and marketing expense as a percentage of revenue for the year ended December 31, 2011 was primarily the result of our growth in revenue and improved efficiencies in our sales organization.

        Technology and development. Technology and development expense increased by $3.0 million, or 138.2%, from $2.2 million, or 4.5% of revenue, for the year ended December 31, 2010, to $5.2 million, or 5.0% of revenue, for the year ended December 31, 2011. The increase in technology and development expense was primarily attributable to a $2.5 million increase in salaries and personnel-related costs associated with an increase in headcount. The number of full-time technology and development employees increased from 19 at December 31, 2010 to 44 at December 31, 2011.

        General and administrative. General and administrative expense increased by $8.8 million, or 70.1%, from $12.5 million, or 26.2% of revenue, for the year ended December 31, 2010, to $21.3 million, or 20.6% of revenue, for the year ended December 31, 2011. The increase in general and administrative expense was primarily attributable to a $4.8 million increase in salaries and personnel-related costs associated with an increase in headcount as well as corresponding increases of $1.2 million in information systems costs and $2.5 million in other corporate infrastructure costs necessary to support the overall growth in our business. The number of full-time general and administrative employees increased from 56 at December 31, 2010 to 109 at December 31, 2011. The decrease in general and administrative expense as a percentage of revenue for the year ended December 31, 2011 was primarily the result of our growth in revenue and improved operating efficiencies.

        Income tax benefit. For the year ended December 31, 2011, we recognized an income tax benefit of $486,000 due to a change in judgment, resulting from our acquisition of another entity during the year, about our ability to realize a portion of our deferred tax assets.

  Comparison of Years Ended December 31, 2009 and 2010

	Year Ended December 31,
	2009		2010		Period-to-Period Change
		Percentage of Revenue		Percentage of Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Revenue	$16,220	100.0%	$47,828	100.0%	$31,608	194.9%
Cost of revenue	11,596	71.5	31,602	66.1	20,006	172.5

Gross profit	4,624	28.5	16,226	33.9	11,602	250.9
Operating expenses:
Sales and marketing	4,609	28.4	8,508	17.8	3,899	84.6
Technology and development	1,095	6.8	2,175	4.5	1,080	98.6
General and administrative	6,326	39.0	12,535	26.2	6,209	98.2

Total operating expenses	12,030	74.2	23,218	48.5	11,188	93.0

Loss from operations	(7,406)	(45.7)	(6,992)	(14.6)	414	(5.6)
Other income (expense):
Interest income (expense)	(144)	(0.9)	(28)	(0.1)	116	(80.6)
Other expense	—	—	(79)	(0.2)	(79)	100.0

Total other income (expense)	(144)	(0.9)	(107)	(0.3)	37	(25.7)

Loss before income taxes	(7,550)	(46.6)	(7,099)	(14.9)	451	(6.0)
Income tax expense	—	—	(22)	0.0	(22)	100.0

Net loss	$(7,550)	(46.6)%	$(7,121)	(14.9)%	$429	(5.7)

        Revenue. Revenue increased by $31.6 million, or 194.9%, from $16.2 million for the year ended December 31, 2009 to $47.8 million for the year ended December 31, 2010. This growth was primarily attributable to an increase in the number of advertiser clients using our platform as well as an increase in spending from our existing advertising clients during the year ended December 31, 2010 as compared to the year ended December 31, 2009. Revenue from our existing advertiser clients increased by 259.2% during the year ended December 31, 2010 as compared to the year ended December 31, 2009 and represented 73.8% of our total revenue for the year ended December 31, 2010. The increase in revenue from existing clients was driven by additional campaigns from brands that had previously advertised with us, larger campaign sizes and new brands owned by existing clients that began advertising with us during the period. Revenue from new advertiser clients increased by 100.3% during the year ended December 31, 2010 as compared to the year ended December 31, 2009 and represented 26.2% of our total revenue for the year ended December 31, 2010. We also commenced our international operations in the United Kingdom during the second quarter of 2010 and generated $1.5 million in revenue during the year ended December 31, 2010 related to our international operations.

        Cost of revenue. Cost of revenue increased by $20.0 million, or 172.5%, from $11.6 million, or 71.5% of revenue, for the year ended December 31, 2009 to $31.6 million, or 66.1% of revenue, for the year ended December 31, 2010. The increase in cost of revenue was driven primarily by the need to purchase greater quantities of advertising inventory for use in delivering mobile ads. The decrease in cost of revenue as a percentage of revenue and corresponding increase in gross margin for the year ended December 31, 2010 was primarily the result of more favorable pricing terms with developers driven by the launch of our self-service developer portal, mmDev, in the first quarter of 2010. Fees paid to developers for ads placed through this portal are generally lower, resulting in higher gross margins from these ads.

        Sales and marketing. Sales and marketing expense increased by $3.9 million, or 84.6%, from $4.6 million, or 28.4% of revenue, for the year ended December 31, 2009, to $8.5 million, or 17.8% of revenue, for the year ended December 31, 2010. The increase in sales and marketing expense was primarily attributable to a $3.0 million increase in salaries and personnel-related costs, as we increased the number of sales and marketing personnel to support our expanding client base and experienced higher commission costs associated with higher revenue. The number of full-time sales and marketing employees increased from 24 at December 31, 2009 to 44 at December 31, 2010. In addition, we experienced a $577,000 increase in our marketing programs and consulting expense. The decrease in sales and marketing expense as a percentage of revenue for the year ended December 31, 2010 was primarily the result of our growth in revenue and improved efficiencies in our sales organization.

        Technology and development. Technology and development expense increased by $1.1 million, or 98.6%, from $1.1 million, or 6.8% of revenue, for the year ended December 31, 2009, to $2.2 million, or 4.5% of revenue, for the year ended December 31, 2010. The increase in technology and development expense was primarily attributable to an $898,000 increase in salaries and personnel-related costs associated with an increase in headcount, as well as a $154,000 increase in consulting expense. The number of full-time technology and development employees increased from 10 at December 31, 2009 to 19 at December 31, 2010. The decrease in technology and development expense as a percentage of revenue for the year ended December 31, 2010 was primarily the result of our growth in revenue.

        General and administrative. General and administrative expense increased by $6.2 million, or 98.2%, from $6.3 million, or 39.0% of revenue, for the year ended December 31, 2009, to $12.5 million, or 26.2% of revenue, for the year ended December 31, 2010. The increase in general and administrative expense was primarily attributable to a $3.3 million increase in salaries and personnel-related costs associated with an increase in headcount as well as corresponding increases of $476,000 in information technology and $1.2 million in other corporate infrastructure costs necessary to support the overall growth in our business. The number of full-time general and administrative employees increased from 32 at December 31, 2009 to 56 at December 31, 2010. In addition, we experienced a $709,000 increase in bad debt expense during the year ended December 31, 2010 as compared to the year ended December 31, 2009, primarily due to our growth in revenue and advertising client base. The decrease in general and administrative expense as a percentage of revenue for the year ended December 31, 2010 was primarily the result of our growth in revenue and improved operating efficiencies.

        Income tax expense. For the year ended December 31, 2010, we recognized state income tax expense of $22,000 that was not offset by deferred tax assets.

Quarterly Results of Operations

        The following tables show our unaudited consolidated quarterly results of operations for each of our eight most recently completed quarters, as well as the percentage of total revenue for each line item shown. This information has been derived from our unaudited financial statements, which, in the opinion of management, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information for the quarters presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands)
Revenue	$8,825	$9,258	$11,004	$18,741	$21,493	$22,447	$25,189	$34,549
Cost of revenue	5,859	6,478	7,090	12,175	13,569	13,675	15,293	21,058

Gross profit	2,966	2,780	3,914	6,566	7,924	8,772	9,896	13,491
Operating expenses:
Sales and marketing	2,033	1,944	2,013	2,518	3,392	3,582	3,204	4,077
Technology and development	489	562	525	599	648	1,150	1,518	1,865
General and administrative	2,266	2,477	2,709	5,083	3,907	4,658	5,381	7,375

Total operating expenses	4,788	4,983	5,247	8,200	7,947	9,390	10,103	13,317

(Loss) income from operations	(1,822)	(2,203)	(1,333)	(1,634)	(23)	(618)	(207)	174
Other income (expense):
Interest expense	(22)	—	—	(6)	—	(1)	(1)	(19)
Other income (expense)	5	2	—	(86)	—	(26)	(36)	(16)

Total other (expense) income	(17)	2	—	(92)	—	(27)	(37)	(35)

(Loss) income before income taxes	(1,839)	(2,201)	(1,333)	(1,726)	(23)	(645)	(244)	139
Income tax (expense) benefit	—	—	—	(22)	—	493	2	(9)

Net (loss) income	$(1,839)	$(2,201)	$(1,333)	$(1,748)	$(23)	$(152)	$(242)	$130

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(as a percentage of revenue)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	66.4	70.0	64.4	65.0	63.1	60.9	60.7	61.0

Gross margin	33.6	30.0	35.6	35.0	36.9	39.1	39.3	39.0
Operating expenses:
Sales and marketing	23.0	21.0	18.3	13.4	15.8	16.0	12.7	11.8
Technology and development	5.5	6.1	4.8	3.2	3.0	5.1	6.0	5.4
General and administrative	25.7	26.8	24.6	27.1	18.1	20.8	21.4	21.3

Total operating expenses	54.2	53.9	47.7	43.7	36.9	41.9	40.1	38.5

(Loss) income from operations	(20.6)	(23.9)	(12.1)	(8.7)	(0.0)	(2.8)	(0.8)	0.5
Other income (expense):
Interest expense	(0.2)	—	—	(0.0)	—	(0.0)	(0.0)	(0.1)
Other income (expense)	0.1	0.0	—	(0.5)	—	(0.1)	(0.1)	(0.0)

Total other (expense) income	(0.1)	0.0	—	(0.5)	—	(0.1)	(0.1)	(0.1)

(Loss) income before income taxes	(20.7)	(23.9)	(12.1)	(9.2)	(0.0)	(2.9)	(0.9)	0.4
Income tax (expense) benefit	—	—	—	(0.1)	—	2.2	0.0	(0.0)

Net (loss) income	(20.7)%	(23.9)%	(12.1)%	(9.3)%	(0.0)%	(0.7)%	(0.9)%	0.4%

Quarterly Trends and Seasonality

        Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside our control. We have experienced rapid growth since our inception, as well as other major corporate developments. For instance, we have significantly increased the number of developer applications we support, entered into new international markets, made two acquisitions, and increased our advertiser client base over the last two years. These changes have resulted in substantial growth in our revenue and corresponding increases in operating expenses to support our growth. Our growth has led to uneven overall operating results due to changes in our investment in sales and marketing and technology and development from quarter to quarter, increases in employee headcount and the impact of contractual relationships with new and existing developers. Our historical results should not be considered a reliable indicator of our future results of operations.

        Our quarterly revenue and gross margin have generally increased from quarter to quarter, with revenue increasing from $8.8 million in the quarter ended March 31, 2010 to $34.5 million in the quarter ended December 31, 2011 and gross margin increasing from 33.6% to 39.0% during this period. Our increase in quarterly revenue was mainly due to an increased number of advertiser clients using our platform as well as an increase in spending from our existing advertising clients. Our increase in gross margin has been largely the result of more favorable pricing terms with new and existing developers, primarily as a result of increased usage of our mmDev self-service developer portal.

        In the first and second quarters of 2010, we experienced a rapid increase in the number of developer applications on our platform, with a corresponding increase in advertising revenue. However, during the second quarter of 2010, our technology platform and operations did not effectively manage the surge in activity during that quarter, resulting in an unfavorable impact on our cost of revenue and corresponding gross profit. We subsequently enhanced our technology and operational capabilities during the remainder of 2010, and our gross profit and gross margin recovered.

        Our revenue also tends to be seasonal in nature, with the fourth quarter of each calendar year historically representing the largest percentage of our total revenue for the year. Many brand advertisers spend the largest portion of their advertising budgets during the fourth quarter, in preparation for the holiday season.

Liquidity and Capital Resources

  Sources of Liquidity

        To date, we have funded our operations principally through private placements of our capital stock and bank borrowings. We have raised $64.8 million from the sale of redeemable convertible preferred stock to third parties.

        In August 2011, we entered into a line of credit with Silicon Valley Bank, or SVB, which allows for borrowings up to $15.0 million. Amounts borrowed under the line of credit are secured by all of our assets. Advances under the line of credit bear interest at a floating rate equal to SVB's prime rate, with interest payable monthly. The line of credit agreement requires that we maintain a ratio of cash, cash equivalents and billed accounts receivable to current liabilities of at least 1.25 to 1.00. Additionally, the line of credit agreement contains an unused line fee of 0.25% per year, calculated on the average unused portion of the loan, payable monthly. The line of credit is scheduled to mature on August 11, 2013, at which time all outstanding borrowings would be due and payable. As part of the line of credit, we have a maximum of $2.0 million in available but unused letters of credit. As of December 31, 2011, we had not yet drawn on this line of credit.

  Working Capital

        The following table summarizes our cash and cash equivalents, accounts receivable, working capital and cash flows for the periods indicated:

	As of and For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
Cash and cash equivalents	$19,171	$27,803	$16,707
Accounts receivable, net of allowances	6,485	19,978	34,986
Working capital	16,909	30,571	23,954
Cash provided by (used in):
Operating activities	(6,173)	(10,483)	(2,758)
Investing activities	(79)	(712)	(5,588)
Financing activities	15,223	19,831	(2,703)

        Our cash and cash equivalents at December 31, 2011 were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash and cash equivalents are invested primarily in demand deposit accounts, certificates of deposit and money market funds that are currently providing only a minimal return.

        Of our total cash and cash equivalents, less than 2.0% was held outside of the United States at December 31, 2011 and 2010. Our international operations consist of selling and marketing functions supported by our U.S. operations, and we are dependent on our U.S. operations for our international working capital needs. If our cash and cash equivalents held outside of the United States were ever needed for our operations inside the United States, we would be required to accrue and pay U.S. taxes to repatriate these funds. We currently intend to permanently reinvest these foreign amounts outside the United States, and our current plans do not demonstrate a need to repatriate the foreign amounts to fund our U.S. operations.

  Cash Flows

  Operating Activities

        For the year ended December 31, 2011, our net cash used in operating activities of $2.8 million consisted of a net loss of $287,000 and $5.0 million of cash used to fund changes in working capital, which was primarily driven both by the domestic and international expansion of our operations and by our investment in technology and development and personnel to facilitate our growth, offset by $2.5 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of non-cash stock compensation expense of $1.8 million, depreciation and amortization expense of $759,000 and bad debt expense of $345,000, partially offset by $481,000 in deferred income tax benefits. The increased depreciation and amortization expense primarily related to increased capital expenditure requirements and our intangible assets resulting from the acquisition of a business. The decrease in cash resulting from changes in working capital primarily consisted of an increase in accounts receivable of $15.3 million, primarily driven by increased revenue during the year as we continue to expand our operations both domestically and internationally, an increase in prepaid expenses and other assets of $1.4 million, primarily the result of additional deposit requirements for new office space and future marketing events and memberships, and a decrease in deferred revenue of $194,000 as a result of fewer clients prepaying for advertising services. These decreases were partially offset by increases in operating cash flow due to a $9.8 million increase in accounts payable and accrued expenses and accrued cost of revenue, driven primarily by an increase in developer-related charges, and a $2.0 million increase in accrued payroll and payroll related expenses resulting from an increase in the number of employees.

        For the year ended December 31, 2010, our net cash used in operating activities of $10.5 million consisted of a net loss of $7.1 million and $5.0 million of cash used to fund changes in working capital, which was primarily driven both by the domestic and international expansion of our operations and by our investment in technology and development and personnel to facilitate our growth, offset by $1.6 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of non-cash stock compensation expense of $412,000, depreciation and amortization expense of $223,000, bad debt expense of $870,000 and an increase in the fair value of our preferred stock warrant liability of $79,000. The decrease in cash resulting from changes in working capital primarily consisted of an increase in accounts receivable of $14.4 million, primarily driven by increased revenue during the period, as a result of operational expansion domestically and the addition of new international operations, and an increase in prepaid expenses and other assets of $378,000. These decreases were partially offset by increases in operating cash flow due to a $8.2 million increase in accounts payable and accrued expenses and accrued cost of revenue, driven primarily by an increase in developer-related charges, a $1.3 million increase in accrued payroll and payroll related expenses resulting from the increased number of employees, and an increase in deferred revenue of $329,000 as a result of an increase in the number of prepaid ads by clients.

        For the year ended December 31, 2009, our net cash used in operating activities of $6.2 million consisted of a net loss of $7.6 million, partially offset by cash of $832,000 provided by changes in working capital and $545,000 in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of non-cash stock compensation expense of $212,000, depreciation and amortization expense of $146,000 and bad debt expense of $161,000. The increase in cash resulting from changes in working capital primarily consisted of an increase of $3.9 million in accounts payable and accrued expenses and accrued cost of revenue, driven primarily by an increase in developer-related charges and a $1.2 million increase in accrued payroll and payroll related expenses resulting from the increased number of employees. These increases were partially offset by decreases in operating cash flow due to an increase in accounts receivable of $4.4 million, primarily driven by increased revenue during the period corresponding to our domestic market growth.

  Investing Activities

        Our investing activities have consisted primarily of purchases of property and equipment, as well as business acquisitions.

        For the year ended December 31, 2011, net cash used in investing activities was $5.6 million. This amount consisted of $2.1 million of cash consideration paid, net of cash received, as part of an acquisition and $3.5 million for the purchase of property and equipment.

        For the year ended December 31, 2010, net cash used in investing activities was $712,000, consisting of $640,000 for the purchase of property and equipment and $72,000, net of cash received, paid as part of an acquisition.

        For the year ended December 31, 2009, net cash used in investing activities was $79,000, attributable to the purchase and disposition of property and equipment.

  Financing Activities

        For the year ended December 31, 2011, net cash used in financing activities was $2.7 million, consisting of $827,000 used to repurchase common stock from one of our executive officers and $2.0 million in deferred offering costs and financing fees for this offering and other financing transactions. These amounts were partially offset by $166,000 in cash received upon the exercise of stock options.

        For the year ended December 31, 2010, net cash provided by financing activities was $19.8 million, consisting of $27.5 million in net proceeds from our Series D preferred stock financing and $127,000 in cash received upon the exercise of stock options, partially offset by $5.5 million used to repurchase common stock from two of our executive officers and $2.3 million used to repay in full our term loan from a bank.

        For the year ended December 31, 2009, net cash provided by financing activities was $15.2 million, consisting of $15.9 million in net proceeds from our Series C preferred stock financing and $53,000 in cash received upon the exercise of stock options, partially offset by $750,000 in payments on our term loan.

        The net proceeds of this offering will be classified as cash received from financing activities. In addition, if and to the extent that employees exercise additional stock options either in connection with or following this offering, the proceeds of those exercises would be classified as cash from financing activities.

  Operating and Capital Expenditure Requirements

        We believe the net proceeds from this offering, together with our existing cash balances and interest income we earn on these balances, will be sufficient to meet our anticipated cash requirements through at least the next 12 months. During this period, we expect our capital expenditure requirements to be approximately $4.0 million, most of which is for computer and network equipment, such as servers, switches and laptops. The remaining amounts are mostly for new office space leasehold improvements and furniture as we expand our operations internationally and in the United States. If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities or enter into an additional credit facility. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Contractual Obligations

        We have non-cancelable contractual obligations for office space. The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2011. Future events could cause actual payments to differ from these estimates.

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$4,217	$1,365	$2,388	$464	$—

Total	$4,217	$1,365	$2,388	$464	$—

        During 2011, we entered into a line of credit with Silicon Valley Bank, although we have not borrowed under this facility.

Off-Balance Sheet Arrangements

        As of December 31, 2011, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates.

        While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

  Revenue Recognition

        We recognize revenue based on the activity of mobile users viewing ads through developer applications and mobile websites. Our revenue is recognized when our advertising services are delivered based on the specific terms of the advertising contract, which are commonly based on the number of ads delivered, or views, clicks or actions by users on mobile advertisements. At that time, our services have been provided, the fees charged are fixed or determinable, persuasive evidence of an arrangement exists, and collectability is reasonably assured.

        In the normal course of business, we act as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in our transactions with advertisers. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While none of the factors individually are considered presumptive or determinative, in reaching our conclusions on gross versus net revenue recognition, we place the most weight on the analysis of whether or not we are the primary obligor in the arrangement. To date, we have determined that we are the primary obligor in all our advertising arrangements because we are responsible for identifying and contracting with third-party advertisers, establishing the selling prices of the advertisements sold, and performing all billing and collection activities, including retaining credit risk, and bearing sole responsibility for fulfillment of the advertising. Accordingly, we act as the principal in all of our arrangements and therefore report revenue earned and costs incurred related to these transactions on a gross basis.

        We record deferred revenue when we receive cash payments from our advertiser clients in advance of when we perform the services under our arrangements with them.

  Accounts Receivable and Allowances for Doubtful Accounts and Sales Credits

        Accounts receivable are stated at realizable value, net of an allowance for doubtful accounts that we maintain for estimated losses expected to result from the inability of some clients to make payments as they become due. Our estimated allowance is based on our analysis of past due amounts and ongoing credit evaluations. Historically, our actual collection experience has not varied significantly from our estimates, due primarily to our credit and collection policies and the financial strength of many of our clients.

        We also estimate an allowance for sales credits based on our historical experience of sales credits as a percentage of revenue. Historically, actual sales credits have not significantly differed from our estimates. However, if our revenue and client base continues to grow, higher than expected sales credits may result in future write-offs that are greater than our estimates.

  Business Combinations

        In business combinations, we determine the acquisition purchase price as the sum of the consideration we provide. When we issue stock-based awards to an acquired company's selling stockholders, we evaluate whether the awards are contingent consideration or compensation for post-business combination services. Our evaluation includes, among other things, whether the vesting of the stock-based awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as future compensation expense over the required service period.

        We allocate the purchase price in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

        To date, the assets acquired and liabilities assumed in our business combinations have primarily consisted of acquired working capital and definite-lived intangible assets. The carrying value of acquired working capital is assumed to be equal to its fair value, given the short-term nature of these assets and liabilities. We estimate the fair value of definite-lived intangible assets acquired using a discounted cash flow approach, which includes an analysis of the future cash flows expected to be generated by the asset and the risk associated with achieving these cash flows. The key assumptions used in the discounted cash flow model include the discount rate that is applied to the forecasted future cash flows to calculate the present value of those cash flows and the estimate of future cash flows attributable to the acquired intangible asset, which include revenue, operating expenses and taxes.

  Stock-Based Compensation

        Stock options awarded to employees, directors and non-employee third parties are measured at fair value at each grant date. We consider publicly traded guideline companies, precedent transactions, discounted free cash flows, and an analysis of our enterprise value in estimating the fair value of our common stock. We recognize compensation expense ratably over the requisite service period of the option award. Options generally vest ratably over a four-year period, except those options granted to non-employee third parties, portions of which may vest immediately or ratably over two years.

  Determination of the Fair Value of Stock-based Compensation Grants

        The determination of the fair value of stock-based compensation arrangements is affected by a number of variables, including estimates of the fair value of our common stock, expected stock price volatility, risk-free interest rate and the expected life of the award. We value stock options using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Black-Scholes and other option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

        The following summarizes the assumptions used for estimating the fair value of stock options granted to employees for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
Assumptions:
Risk-free interest rate	1.9% - 2.7%	1.3% - 2.7%	1.1% - 2.4%
Expected life	5 - 5.9 years	5 - 6.1 years	5.5 - 6.1 years
Expected volatility	47% - 49%	46% - 47%	44% - 54%
Dividend yield	0%	0%	0%
Weighted-average grant date fair value	$0.33	$0.33	$1.46

        We have assumed no dividend yield because we do not expect to pay dividends in the future, which is consistent with our history of not paying dividends. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected life of our employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options.

        Our estimate of pre-vesting forfeitures, or forfeiture rate, is based on our analysis of historical behavior by stock option holders. The estimated forfeiture rate is applied to the total estimated fair value of the awards, as derived from the Black-Scholes model, to compute the stock-based compensation expense, net of pre-vesting forfeitures, to be recognized in our consolidated statements of operations.

        The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2010 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Fair Value per Share
February 12, 2010	182,558	$0.76	$0.76
July 21, 2010	105,000	0.76	0.76
August 30, 2010	253,308	0.79	0.79
September 3, 2010	122,500	0.79	0.79
October 15, 2010	65,250	0.79	0.79
March 22, 2011	909,796	2.75	2.75
July 20, 2011	370,109	3.49	3.34
September 2, 2011	248,482	3.49	3.34
November 14, 2011	308,025	4.02	4.02
January 24, 2012	106,250	6.00	6.00

  Determination of the Fair Value of Common Stock on Grant Dates

        We are a private company with no active public market for our common stock. Therefore, in response to Section 409A of the Internal Revenue Code of 1986, as amended, and related regulations issued by the Internal Revenue Service, we have periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation," also known as the Practice Aid. We performed these contemporaneous valuations as of November 30, 2009, July 31, 2010, December 1, 2010, May 6, 2011, June 30, 2011, September 30, 2011 and December 31, 2011. In conducting the contemporaneous valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including management's best estimate of our business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed by our management, a range of factors, assumptions and methodologies were used. The significant factors included:

  •
  the fact that we are a privately held technology company and our common stock is illiquid;

  •
  our historical operating results;

  •
  our discounted future cash flows, based on our projected operating results;

  •
  valuations of comparable public companies;

  •
  the potential impact on common stock of liquidation preference rights of preferred stock for certain valuation scenarios;

  •
  our stage of development and business strategy;

  •
  the prices paid in recent transactions involving our securities;

  •
  the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

  •
  the state of the IPO market for similarly situated privately held technology companies.

        The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In such instances, management's estimates have been based on the most recent contemporaneous valuation of our shares of common stock and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance, current business conditions, and the market performance of comparable publicly traded companies.

        There are significant judgments and estimates inherent in these contemporaneous valuations. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event, and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

  Common Stock Valuation Methodologies

        For the contemporaneous valuations of our common stock, our management estimated, as of each valuation date, our enterprise value on a continuing operations basis, primarily using the income or market approaches, which are both acceptable valuation methods in accordance with the Practice Aid, or the pricing of recent transactions involving our equity securities, which we view as a strong indicator of the value of illiquid securities such as our common stock. Within the income approach, we used the discounted cash flow method based on management's financial forecasts and projections, as described in further detail below. Within the market approach, we used the guideline company and precedent transaction methodologies based on inputs from comparable public companies' equity valuations and comparable acquisition transactions, as described further below.

  Income Approach

        The discounted free cash flow method is based on the premise that our enterprise value as of the respective valuation date is equal to the projected future free cash flows and expected terminal value of the business, discounted by a required rate of return that investors would demand given the risks of ownership and the risks associated with achieving the stream of projected future free cash flows. The calculation of our enterprise value using the discounted free cash flow approach required the following steps:

  •
  the determination of our projected future free cash flows;

  •
  the determination of our terminal value as of the end of the last period for which projections are available; and

  •
  the selection of an appropriate discount rate reflecting our estimated cost of equity capital to be applied to the projected free cash flows and terminal value.

For each valuation in which we used the income approach, we selected a discount rate reflecting our estimated cost of equity capital, as follows:

Date of Valuation	Cost of Equity Capital
July 31, 2010	33.8%
December 1, 2010	26.3
May 6, 2011	27.6
June 30, 2011	27.7
September 30, 2011	28.5
December 31, 2011	28.5

  Market Approach

        The guideline company methodology involves the selection of publicly-traded guideline companies, whose operations are considered to be similar to ours, in order to measure the relative values being accorded by the investing public to the earnings, book values, and revenue of those comparable companies. These measures are then applied to our operations to derive a value. In selecting the guideline companies used in our analysis, we applied several criteria, including companies in the online advertising industry, companies displaying economic and financial similarity in certain aspects of primary importance in the eyes of the investing public, and businesses that entail a similar degree of investment risk. Basic criteria for consideration also included the following:

  •
  the business makes its financial statements available to the public;

  •
  the common stock of the business is outstanding in the hands of the public;

  •
  the market for the common stock is sufficiently active to obtain a true value of the business; and

  •
  the business is of a size that is, in some degree, comparable with the magnitude or potential of ours.

        The valuation methodology then consists of developing ratios of the per-share market price of each selected similar company to its revenue volume, to various measures of its profitability, and to its book value. These ratios or pricing multiples are then used to derive our enterprise value.

        The precedent transaction methodology is based on the use of publicly-disclosed data from arm's-length transactions involving similar companies to develop relationships or value measures between the prices paid for the target companies and the underlying financial performance of those companies. These value measures are then applied to our applicable operating data to arrive at our enterprise value.

        For the valuation performed as of July 31, 2010, we weighted the income and market approaches, each described below, as follows:

Valuation Approach	Weight in Estimating Enterprise Value
Income approach: discounted cash flow methodology	50.0%
Market approach: guideline company methodology	40.0
Market approach: precedent transaction methodology	10.0

        Beginning in December 2010, we did not rely on the precedent transaction methodology, due to the small number of precedent transactions for which multiples were publicly available in our industry. We also began to attribute more weight to our board of directors' 2011 budget and internal financial projections as part of the income approach. Accordingly, for the valuations performed as of December 1, 2010, May 6, 2011 and June 30, 2011, we weighted the income and market approaches as follows:

Valuation Approach	Weight in Estimating Enterprise Value
Income approach: discounted cash flow methodology	80.0%
Market approach: guideline company methodology	20.0
Market approach: precedent transaction methodology	—

        For our contemporaneous valuation as of September 30, 2011, we exclusively used the income approach to estimate our enterprise value. In addition, we used the guideline company analysis within the market approach as a reasonableness test for the value estimated using the discounted cash flow method.

        For our contemporaneous valuation as of December 31, 2011, we estimated our enterprise value using both an IPO scenario and a private company scenario. Under the IPO scenario, we estimated our pre-IPO enterprise value based on preliminary discussions with our investment bankers and review of public company valuations and other transactions involving companies in our industry. The valuation methodology employed in connection with the private company scenario was consistent with the valuation methodology we used in our contemporaneous valuation as of September 30, 2011.

        Each of our contemporaneous valuations beginning with December 1, 2010 also reflects a marketability discount resulting from the illiquidity of our common stock, as follows:

Date of Valuation	Lack of Marketability Discount
December 1, 2010	15.7%
May 6, 2011	22.4
June 30, 2011	20.9
September 30, 2011	20.0
December 31, 2011 (private company scenario)	20.0
December 31, 2011 (IPO scenario)	15.0

  Methods Used to Allocate Our Enterprise Value to Classes of Securities

        Once we determined our enterprise value, we then used one of three methods for allocating across our various security classes to determine the fair value of our common stock as of each valuation date. These methods included the option-pricing method, the current value method or the probability-weighted expected return method, all of which are acceptable methods in accordance with the Practice Aid.

        The option-pricing method treats common stock and preferred stock as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, our common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference of our convertible preferred stock at the time of the liquidity event. The characteristics of each class of stock, including the conversion ratio and any liquidation preference of the convertible preferred stock, determine the class of stock's claim on the enterprise value. Essentially, the rights of the common stockholders are equivalent to a call option on any value above the preferred stockholders' liquidation preferences. Thus, the common stock can be valued by estimating the value of its portion of each of these call option rights. The option pricing method, as applied under the Black-Scholes model, is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

        The current-value method involves a two-step process, which distinguishes it from the options-pricing method described previously that combines valuation and allocation into a single step. The current-value method of allocation is based on first determining enterprise value and then allocating that value to the various series of preferred stock based on the series' liquidation preferences or conversion values, whichever would be greater.

        The probability-weighted expected return method is based upon the premise that the per-share fair value is equal to a probability-weighted analysis of the various per-share calculations done for a set of likely scenarios. Calculations of the future per-share values for the various scenarios are discounted by a required rate of return that investors would demand, given the risks of ownership. A probability is then assigned to each of the scenarios. The calculation of the fair value of our common stock using the probability-weighted expected return method requires the following steps:

  •
  the determination of a set of likely scenarios;

  •
  the determination of the terminal value (or exit value) for each of the scenarios;

  •
  the determination of the per-share value of the appropriate security for each of the scenarios at the time of an exit;

  •
  the selection of an appropriate discount rate for the future per-share values; and

  •
  the determination of the probability of achieving each scenario.

        As described below, we exclusively used the option-pricing method for our valuations as of November 30, 2009 and July 31, 2010. For valuations beginning as of December 1, 2010, we have largely used a combination of the current-value method and the option-pricing method to allocate our asset value to the common stock. We have not used the probability-weighted expected return method to value our common stock, due largely to the difficulty in projecting multiple scenarios and determining the respective probabilities.

        Details of the assumptions and judgments reflected in the contemporaneous valuations and the additional factors considered when determining changes in fair value between the most recent contemporaneous valuation and the grant or modification date are presented below.

        November 30, 2009 Valuation. We conducted a contemporaneous valuation of our common stock as of November 30, 2009. After careful analysis of the relevant factors, we chose to place full weight on the option-pricing method, since we had recently completed a private placement of our Series C preferred stock to a third party on November 13, 2009, which was the principal driver of the resulting enterprise value of $67.1 million. In addition, the option-pricing method considers the seniority of securities and conversion characteristics upon a liquidity event. After considering the liquidation preferences of the preferred stock, an aggregate equity value of $12.4 million was allocated to the common stock, for an implied equity value per share of common stock of $0.76 as of November 30, 2009.

        We did not consider the current-value method appropriate, as the liquidation preferences exceeded the implied equity value determined by utilizing traditional valuation methods. We also did not consider the probability-weighted expected return method appropriate, as we were not preparing for a liquidity event at the time of the valuation.

        February and July 2010 Stock Option Grants. In February and July 2010, we granted stock options with an exercise price of $0.76 per share. Our compensation committee and board of directors determined that the fair value of our common stock on these grant dates was $0.76 per share. In determining the fair value of our common stock on the grant dates, our compensation committee and board of directors placed significant emphasis on the November 30, 2009 contemporaneous valuation described above. While we continued to experience revenue growth during the period following the November 30, 2009 valuation, we also considered the substantial business uncertainties that we continued to face, as well as declines in the valuations of the equity securities of comparable public companies since the November 30, 2009 valuation. As a result, our compensation committee and board of directors concluded that the fair value of our common stock remained $0.76 per share as of the grant dates of these options.

        July 31, 2010 Valuation and August, September and October 2010 Stock Option Grants. We conducted a contemporaneous valuation of our common stock as of July 31, 2010. Consistent with the valuation performed as of November 30, 2009, we exclusively used the option-pricing method. We did not deem the current-value method to be appropriate, as the liquidation preferences continued to exceed the implied equity value determined by utilizing traditional valuation methods, and we did not deem the probability-weighted expected return method appropriate as we were not preparing for a liquidity event at the time of the valuation.

        As described above, the first step in performing a valuation using the option-pricing method involves estimating the present value of the total stockholders' equity, both preferred and common, which is used in the option analysis. For the valuation performed as of November 30, 2009, we had valued the equity based on our Series C preferred stock financing, which resulted in an enterprise value of $67.1 million. However, given that more than eight months had passed since that investment, we concluded that the Series C transaction value was no longer an appropriate indication of value. Therefore, for the purposes of this analysis, we calculated our enterprise value using a weighted average of a guideline company analysis applied to our current and projected financial results, a precedent transaction analysis applied to our current and projected financial results, and a discounted cash flow analysis.

        For the guideline company analysis, we analyzed the trading multiples of nine comparable public companies and used the median multiple of 1.6 times last twelve months' revenue. We then applied this multiple to our last twelve months' revenue as of June 30, 2010 and to our projected revenue for the year ending December 31, 2010. We then adjusted the implied enterprise values to add cash, subtract debt, and add theoretical proceeds from the exercise of stock options.

        For the precedent transaction analysis, we reviewed three merger and acquisition transactions in the online advertising industry for which metrics were publicly available. We selected the median multiple of enterprise value to net sales of the target companies, which was 0.9 times revenue, and applied this multiple to our last twelve months' revenue as of June 30, 2010 and to our projected revenue for the year ending December 31, 2010. We then adjusted the implied enterprise values to add cash, subtract debt, and add theoretical proceeds from the exercise of stock options.

        For the discounted cash flow analysis, as described above, we estimated our future free cash flows, determined a terminal value using a median multiple derived from the guideline company and precedent transaction analyses, and discounted the cash flows to their present values using a discount rate of 33.8%, reflecting our estimated cost of equity.

        Using the weighted-average methodology, we calculated an enterprise value of $71.4 million. Using the option-pricing method to allocate the enterprise value, and after considering the liquidation preferences of the preferred stock, an aggregate equity value of $14.4 million was allocated to the common stock, for an implied equity value per share of common stock of $0.79 as of July 31, 2010. In August, September and October 2010, we granted new stock options with an exercise price of $0.79 per share. Our compensation committee and board of directors determined that $0.79 per share was the fair value of our common stock on the August, September and October 2010 grant dates.

        December 1, 2010 Valuation. We conducted a contemporaneous valuation of our common stock as of December 1, 2010. For the purposes of allocating our enterprise value to each of the various classes of our securities, we determined that the option-pricing and current-value methods were the most appropriate methods as of the valuation date. We considered the probability-weighted expected return method but ultimately determined that this method was not suitable as of December 1, 2010. Through the course of 2009 and 2010, we made investments in infrastructure and personnel for future growth. We also refined our business model and growth initiatives such that we were then projecting significant growth through fiscal 2012. As a result, we concluded that these factors made it difficult to isolate specific liquidity events, which are necessary in order to effectively use the probability-weighted expected return method.

        For the December 1, 2010 valuation we calculated our enterprise value using a weighted average of a guideline company analysis applied to our current and projected financial results and a discounted cash flow analysis.

        For the guideline company analysis, we analyzed the trading multiples of the same nine comparable public companies and used the median multiple of 2.6 times last twelve months' revenue, noting that the valuations of all these companies had increased since July 31, 2010. We then applied this 2.6x multiple to our last twelve months' revenue as of November 30, 2010 and to our projected revenue for the year ending December 31, 2010. We then adjusted the implied enterprise values to add cash, subtract debt, and add theoretical proceeds from the exercise of stock options.

        For the discounted cash flow analysis, we estimated our future free cash flows and determined a terminal value using a median multiple derived from the guideline company and precedent transaction analyses, and discounted the cash flows to their present values using a discount rate of 26.3%, reflecting our estimated cost of equity.

        Using the weighted-average methodology, we calculated an enterprise value of $201.5 million. Using the current-value method to allocate the enterprise value to the fully diluted capitalization of the company on an as-converted basis, we estimated an implied equity value per share of common stock of $2.77 as of December 1, 2010. Simultaneously, we used the option-pricing method to allocate the enterprise value, and after considering the liquidation preferences of the preferred stock, an aggregate equity value of $48.3 million was allocated to the common stock, for an implied equity value per share of common stock of $2.67 as of December 1, 2010.

        As part of its determination of the fair value of our common stock as of December 1, 2010, our board also considered the closing of our Series D preferred stock financing on December 23, 2010 in which we received proceeds of $27.5 million. In addition, we had also agreed to repurchase shares of common stock from three of our executive officers using the proceeds of the Series D financing. As of the December 1, 2010 valuation date, we had entered into a non-binding letter of intent with the Series D investors with a negotiated purchase price for the Series D preferred stock of $3.26 per share, and we had also agreed to repurchase the common stock from our executive officers at this price. As such, we determined that $3.26 per share was the fair value of our common stock on a liquid minority basis as of December 1, 2010.

        In order to value our common stock on an illiquid basis, we applied a discount for lack of marketability. To quantify the discount, we utilized a protective put calculation in which the cost of purchasing a put option to protect against downward price changes is used as a proxy for the value of marketability. When the cost of the put option is divided by the asset price, the result is a percentage, which can then be used as an estimate for the discount for lack of marketability. The protective put calculation results in an estimated discount for lack of marketability of 15.7%. We applied the lack of marketability discount to the implied per share value of the common stock on a liquid minority basis of $3.26 per share to reach an implied per share value of our common stock on an illiquid minority basis equal to $2.75 per share.

        Based on the consideration of the Series D financing and the repurchases of our common stock, our compensation committee and board of directors determined that $2.75 per share was the fair value of our common stock as of December 1, 2010. The primary factor resulting in the increase in valuation between July 31, 2010 and December 1, 2010 was the rapid growth in our business, as evidenced by the doubling of our revenue from $9.3 million for the quarter ended June 30, 2010 to $18.7 million for the quarter ended December 31, 2010. We also expanded internationally during this period, opening our office in the United Kingdom. Our compensation committee and board of directors believed that this increase in valuation of our common stock was supported by the implied valuation of our company in the Series D preferred stock financing, which was an arm's-length transaction with our investors.

        March 2011 Stock Option Grants. In March 2011, we granted new stock options with an exercise price of $2.75 per share. Our compensation committee and board of directors determined that the fair value of our common stock on the grant dates remained at $2.75 per share. In determining the fair value of our common stock on the grant dates, our compensation committee and board of directors placed significant emphasis on the December 1, 2010 contemporaneous valuation described in detail above, and also considered the following factors:

  •
  the relatively short period of time between our December 2010 valuation and March 2011 stock option grants;

  •
  the substantial business uncertainties that we continued to face as we expanded internationally; and

  •
  the relative consistency of comparable public company valuations between December 2010 and March 2011.

        May 6, 2011 Valuation and Issuance of Restricted Common Stock. We conducted a contemporaneous valuation of our common stock as of May 6, 2011 in conjunction with the acquisition of a business. We used a combination of the current-value method and the option-pricing method to allocate our enterprise value to each of the classes of our securities.

        As with the December 1, 2010 valuation, for the May 6, 2011 valuation we calculated our enterprise value using a weighted average of a guideline company analysis and a discounted cash flow analysis.

        For the guideline company analysis, we analyzed the enterprise values of 11 comparable public companies and used the median multiple of 2.2 times last twelve months' revenue. We then applied this 2.2x multiple to our last twelve months' revenue as of April 30, 2011 and adjusted the implied enterprise value to add cash and subtract debt.

        For the discounted cash flow analysis, we estimated our future free cash flows and determined a terminal value using the perpetuity growth method assuming a long-term growth rate of 4%, and discounted the cash flows to their present values using a discount rate of 27.6%, reflecting our estimated cost of equity.

        Using the weighted-average methodology, we calculated an enterprise value of $288.3 million. Using the current-value method to allocate the enterprise value to the fully diluted capitalization of the company on an as-converted to common stock basis, we estimated an implied equity value per share of common stock of $4.05 as of May 6, 2011. Under the option-pricing method, we allocated the enterprise value among the holders of each class of securities, resulting in an implied equity value for the common stock of $69.1 million, or $3.89 per share. After weighting the current-value and option-pricing methods equally, we determined that $3.97 per share was the fair value of our common stock on a liquid minority basis.

        In order to value the common stock on an illiquid basis, we applied a discount for lack of marketability. To quantify the discount, we utilized a protective put calculation. In calculating the protective put, we estimated a time to liquidity of two years from the valuation date. The two-year Treasury bond yield as of May 6, 2011 was 0.6% and the volatility of the selected comparable companies was 41.5%. The protective put calculation resulted in an estimated discount for lack of marketability of 22.4%. We applied the lack of marketability discount of 22.4% to the implied per share value of the common stock on a liquid minority basis to reach an implied per share value of the common stock on an illiquid minority basis of $3.08 per share. In conjunction with the acquisition, we issued restricted common stock with a fair value of $3.08 to stockholders of the acquired company who became employees of our company on May 6, 2011.

        June 30, 2011 Valuation and July and September 2011 Stock Option Grants. We conducted a contemporaneous valuation of our common stock as of June 30, 2011. For the purposes of allocating our enterprise value to each of the various classes of our securities, we determined that the option-pricing method and the current-value method were the most appropriate methods as of the valuation date. In order to be consistent with prior valuations, we considered the stock transactions and the probability-weighted expected return method but determined that this method was not suitable as of June 30, 2011.

        As with our December 1, 2010 and May 6, 2011 valuations, for the June 30, 2011 valuation we calculated our enterprise value using a weighted average of a guideline company analysis and a discounted cash flow analysis.

        For the guideline company analysis, we analyzed the enterprise values of the same 11 comparable public companies and used the median multiple of 2.5 times last twelve months' revenue. We then applied this 2.5x multiple to our last twelve months' revenue as of June 30, 2011 and adjusted the implied enterprise value to add cash and subtract debt.

        For the discounted cash flow analysis, we estimated our future free cash flows and determined a terminal value using the perpetuity growth method assuming a long-term growth rate of 4%, and discounted the cash flows to their present values using a discount rate of 27.7%, reflecting our estimated cost of equity.

        Using the weighted-average methodology, we calculated an enterprise value of $305.3 million. Using the current-value method to allocate the enterprise value to the fully diluted capitalization of the company on an as-converted to common stock basis, we estimated an implied equity value per share of common stock of $4.28 as of June 30, 2011. Under the option-pricing method, we allocated the enterprise value among the holders of each class of securities, resulting in an implied equity value for the common stock of $74.2 million, or $4.16 per share. After weighting the current-value and option-pricing methods equally, we determined that $4.22 per share was the fair value of our common stock on a liquid minority basis.

        In order to value the common stock on an illiquid basis, we applied a discount for lack of marketability. To quantify the discount, we utilized a protective put calculation. In calculating the protective put, we estimated a time to liquidity of two years from the valuation date. The two-year Treasury bond yield as of June 30, 2011 was 0.5% and the volatility of the selected comparable companies was 39.9%. The protective put calculation results in an estimated discount for lack of marketability of 20.9%. We applied the lack of marketability discount of 20.9% to the implied per share value of the common stock on a liquid minority basis to reach an implied per share value of the common stock on an illiquid minority basis of $3.34 per share. Our compensation committee and board of directors determined that $3.34 per share was the fair value of our common stock on June 30, 2011.

        In July and September 2011, we granted new stock options with an exercise price of $3.49 per share, which exceeded the fair value of our common stock at the dates of the respective grants. In determining the fair value of our common stock on the grant dates, our compensation committee and board of directors placed significant emphasis on the June 30, 2011 contemporaneous valuation described above. Given the relatively short period of time between our June 30, 2011 valuation and July and September 2011 stock option grants, as well as the volatility in comparable public company valuations during this time, our compensation committee and board of directors concluded that the fair value of our common stock remained $3.34 per share as of the grant dates of these options.

        September 30, 2011 Valuation and November 2011 Stock Option Grants. Due to our improving financial results, as well as an overall improvement in the capital markets in general, and the market for IPOs in particular during 2011, during the second half of 2011 our board of directors began to consider an IPO of our common stock as a possibility. As a result, beginning with a contemporaneous valuation of our common stock as of September 30, 2011, we began to determine the fair value of our common stock in the case of an IPO exit event and increased the frequency at which we plan to conduct contemporaneous stock valuations to quarterly.

        For the purposes of this analysis as of September 30, 2011, we calculated our enterprise value exclusively using the discounted cash flow method. Using a discount rate of 28.5%, reflecting our estimated cost of equity, we discounted our future free cash flows and estimated terminal value to their present values and calculated an enterprise value of $326.0 million. We then used the guideline company methodology within the market approach to confirm the reasonableness of our estimated enterprise value. We reviewed multiples of enterprise value to trailing revenue, projected revenue and projected EBITDA for three comparable public companies. When applied to our operating metrics and projections, our multiples were either within or exceeded the range for the comparable companies, which we considered reasonable based on our historical revenue growth, our forecast of improving adjusted EBITDA margins, our relatively smaller size and our competitive position within a growing industry.

        As of the valuation date, September 30, 2011, the most likely liquidation event was considered to be an IPO, as a result of which all shares of preferred stock would be automatically converted into shares of common stock. The expectation for timing of an IPO was no more than one year from the valuation date. Accordingly, we also determined the fair value of our common stock in the case of an IPO exit event. For an IPO event, we believe it is appropriate to view the value of all shares as common stock equivalents. We divided the enterprise value of $326.0 million by the 73.1 million common stock equivalents as of

September 30, 2011 and calculated the fair value per share of our common stock to be $4.46 on a liquid minority basis.

        We also allocated the enterprise value using the option-pricing method, in the event of an alternate exit event. The option-pricing method resulted in an implied equity value for the common stock of $77.1 million, or $4.32 per share.

        Based on the results of the two valuation methods described above, and giving greater weight to the IPO scenario, we determined that $4.44 per share was the fair value of our common stock on a liquid minority basis. However, as of the valuation date, the shares continued to be privately held, and as a result we applied a discount for lack of marketability. To quantify the discount, we utilized a put option model. In calculating the put option, we estimated a time to liquidity of between one year and 15 months from the valuation date, which includes a holding period for insiders. We used the Treasury bond yield that corresponds with the term, and the volatility of the selected comparable companies was estimated to be 65%. The put option calculation resulted in an estimated discount for lack of marketability of 28% for the 15-month term and 25% for the one-year term. This method of hedging a stock during its period of illiquidity is typically thought of as a ceiling for a reasonable discount. As such, we selected a lack of marketability discount of 20% and applied the discount to the implied per share value of the common stock on a liquid minority basis to reach an implied per share value of the common stock on an illiquid minority basis of $3.55 per share. Our compensation committee and board of directors determined that $3.55 per share was the fair value of our common stock on September 30, 2011.

        In November 2011, we granted new stock options with an exercise price of $4.02 per share, which our compensation committee and board of directors determined was the fair value of our common stock on the grant date. In making these option grants, our compensation committee and board of directors considered several factors, including the continued growth in our revenue and our headcount, the time that had elapsed since the September 30, 2011 valuation date, our continued international expansion with the opening of an office in Singapore, and our continued increase in market share.

        December 31, 2011 Valuation and January 2012 Stock Option Grants. Following our September 30, 2011 valuation, we continued to make progress toward an IPO, including the selection of investment bankers and an organizational meeting in December 2011 and the filing of a registration statement on January 5, 2012. As a result, when conducting the contemporaneous valuation of our common stock as of December 31, 2011 we attributed a 37.5% probability to this IPO scenario. We also considered the scenario in which we remained a private company in the event we do not complete an IPO and placed a 62.5% probability weight on the private company scenario.

        As of December 31, 2011, we expected that an IPO, if it were to occur, would be completed between March 31, 2012 and December 31, 2012. Based on preliminary discussions with our investment bankers and a review of public company valuations and other transactions involving companies in our industry, we developed a range of estimated pre-IPO enterprise values. Upon an IPO, all outstanding shares of our preferred stock would automatically be converted into shares of common stock. Accordingly, we believe it is appropriate to view the fair value of all shares as common stock equivalents. As a result, we divided the estimated pre-IPO enterprise value range by the number of common stock equivalents as of December 31, 2011 and calculated a range of fair values per share of our common stock in the IPO scenario on a liquid minority basis. However, as these valuations were estimated as of the IPO date, which was not expected for at least three months, we believed it was appropriate to discount the expected future IPO fair value per share by our estimated weighted average cost of capital of approximately 30% for a three-month period to calculate the current fair value per share as of December 31, 2011. Further, if we were to complete an IPO, we believed the probabilities to be approximately two-thirds that it would be at the high end of this valuation range and one-third that it would be at the low end of the range, as we would likely consider alternative opportunities to maximize shareholder value if the IPO pricing was at the lower end.

        For the purposes of estimating the fair value of our common stock under the private company scenario as of December 31, 2011, we calculated our enterprise value exclusively using the discounted cash flow method. Using a discount rate of 28.5%, reflecting our estimated cost of equity, we discounted our future free cash flows and estimated terminal value to their present values and calculated an enterprise value. We then used the guideline company methodology to confirm the reasonableness of our estimated enterprise value. We reviewed multiples of enterprise value to trailing revenue, projected revenue and projected EBITDA for the same three comparable public companies as was used in our September 30, 2011 valuation. When applied to our operating metrics and projections, our multiples were either within or exceeded the range for each of the comparable companies, and therefore we considered the stay private enterprise value to be reasonable.

        We allocated the enterprise value using the option-pricing method, in the event we remain private but elect to pursue an alternate exit scenario. The option-pricing method resulted in an implied equity value for the common stock of $4.70 per share.

        As of the valuation date, December 31, 2011, our shares continued to be privately held, and as a result we applied a discount for lack of marketability. To quantify the discount, we utilized a put option model. In calculating the put option, we estimated a time to liquidity of between 8 to 10 months from the valuation date, which includes a 6-month holding period for insiders. We used the Treasury bond yield that corresponds with the term, and the volatility of the selected comparable companies was estimated to be 65%. The put option calculation resulted in an estimated discount for lack of marketability of 21% for the 8-month term and 23% for the 10-month term. This method of hedging a stock during its period of illiquidity is typically thought of as a ceiling for a reasonable discount. Given the purpose of the valuation, we concluded on lack of marketability discounts of 20% and 15% for our common stock for our private company and IPO scenarios, respectively. The difference between the two discounts is due to the longer expected holding period under the assumption that we remain private. Considering the two different valuation scenarios, the range of per share fair value of our common stock on an illiquid minority basis as of December 31, 2011 was $3.76 per share under the private company scenario to $9.76 per share under the IPO scenario.

        After applying the 62.5% and 37.5% probability weights to the private company and IPO scenarios, respectively, we calculated a fair value of $6.00 per share of our common stock on an illiquid minority basis as of December 31, 2011. In January 2012, we granted new stock options with an exercise price of $6.00 per share. Our compensation committee and board of directors determined that $6.00 per share was the fair value of our common stock on the January 2012 grant date, giving significant weight to the December 31, 2011 valuation.

        Determination of Estimated Offering Price. In March 2012, we determined the estimated initial public offering price per share of this offering to be between $11.00 and $13.00 per share. Earlier in March 2012, we estimated the initial public offering price to be between $9.00 and $11.00 per share. The assumptions supporting the estimated initial public offering price ranges in each case represented management's best estimates at the time and discussions between us and the underwriters, but involved complex and subjective judgments.

        In particular, the estimated price ranges took into account the recent performance and public valuation of similar companies. The estimated price ranges were affected by, among other things, the size of this offering, the recent upward trends in the financial markets since December 31, 2011 and the increased likelihood and imminence of our initial public offering. The increased range resulted from perceived, uncommitted investor interest after the initial launch of our roadshow.

  Income Taxes

        We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in the results of operations in the period that includes the enactment date. We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax asset. As a result of our historical operating performance and the cumulative net losses incurred to date, we do not have sufficient objective evidence to support the recovery of our net deferred tax assets. Accordingly, we have established a valuation allowance against our net deferred tax assets for financial reporting purposes because we believe it is not more likely than not that these deferred tax assets will be realized.

        We account for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is "more-likely-than-not" that the position will be sustained upon examination. We recognize potential interest and penalties associated with unrecognized tax positions within our global operations in income tax expense.

Recent Accounting Pronouncements

        In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, "Revenue Recognition—Multiple Deliverable Revenue Arrangements," which amends the criteria for evaluating the individual items in a multiple deliverable revenue arrangement and how to allocate the consideration received to the individual items. This guidance was effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We adopted this guidance effective January 1, 2011, and its adoption did not have an impact on our financial position, results of operations or cash flows.

        In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS." The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board, or IASB, to develop a single, converged fair value framework. While the ASU is largely consistent with existing fair value measurement principles in GAAP, it expands existing disclosure requirements for fair value measurements and makes other amendments. Key additional disclosures include quantitative disclosures about unobservable inputs in Level 3 measures, qualitative information about sensitivity of Level 3 measures and valuation process, and classification within the fair value hierarchy for instruments where fair value is only disclosed in the footnotes but the carrying amount is on some other basis. For public companies, the ASU is effective for interim and annual periods beginning after December 15, 2011. We do not expect adoption of this ASU to have a material impact on our financial position, results of operations or cash flows.

        In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income: Presentation of Comprehensive Income," which amends current comprehensive income guidance. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Instead, it requires entities to report components of comprehensive income in either a single continuous statement of net income and comprehensive income or in two separate but consecutive statements. In October 2011, the FASB proposed a deferral of the requirement to present certain reclassifications of other comprehensive income on the face of the income statement. Companies, however, would still be required to adopt the other requirements of the ASU. The ASU, which should be applied retrospectively, is effective for annual or interim periods beginning after December 15, 2011, with early adoption permitted. We adopted ASU 2011-05 effective January 1, 2011, and its adoption did not have an impact on our financial position, results of operations or cash flows.

        In September 2011, the FASB issued ASU No. 2011-08, "Testing for Goodwill Impairment." The objective of this ASU is to reduce the cost and complexity of the annual goodwill impairment test by providing entities with the option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This guidance is effective for interim and annual financial periods beginning after December 15, 2011, although early adoption is permitted. We do not expect adoption of this ASU to have a material impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We are exposed to market risk related to changes in foreign currency exchange rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into exchange rate hedging arrangements to manage the risks described below.

  Interest Rate Sensitivity

        We maintain a short-term investment portfolio consisting mainly of highly liquid short-term money market funds, which we consider to be cash equivalents. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income. Any borrowings under our line of credit with SVB are at a variable rate and, as a result, increases in market interest rates would generally result in increased interest expense on our outstanding borrowings. As of the date of this prospectus, we do not have any borrowings outstanding under the line of credit.

  Foreign Currency Exchange Risk

        With international operations, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and if our exposure increases, adverse movement in foreign currency exchange rates would have a material adverse impact on our financial results. Historically, our primary exposures have been related to non-U.S. dollar denominated operating expenses in the United Kingdom and Europe. As a result, our results of operations would generally be adversely affected by a decline in the value of the U.S. dollar relative to these foreign currencies. However, based on the size of our international operations and the amount of our expenses denominated in foreign currencies, we would not expect a 10% decline in the value of the U.S. dollar from rates on December 31, 2011 to have a material effect on our financial position or results of operations. Substantially all of our sales contracts are currently denominated in U.S. dollars. Therefore, we have minimal foreign currency exchange risk with respect to our revenue.

Inflation

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Mission

        Our mission is to power the mobile app economy through innovative mobile advertising technology and solutions.

Overview

        We are the leading independent mobile advertising platform company. We help developers maximize their advertising revenue, acquire users for their apps and gain insights about their users. We offer advertisers significant audience reach, sophisticated targeting capabilities and the ability to deliver interactive, engaging ad experiences to consumers on their mobile connected devices. Our proprietary technology and data platform, known as MYDAS, determines in real-time which ad to deliver, to whom and when, with the goal of optimizing the effectiveness of advertising campaigns regardless of device type or operating system. In February 2012, our platform reached over 300 million unique users worldwide, including approximately 140 million unique users in the United States alone. More than 30,000 apps are enabled by their developers to receive ads delivered through our platform, and we can deliver ads on over 7,000 different mobile device types and models. In February 2012, we processed over 45 billion impressions.

        As smartphones, tablets and other mobile connected devices become increasingly powerful and affordable, and mobile internet access becomes more widespread and faster, users are consuming more content on their mobile devices. Apps in particular are becoming a popular way for consumers to engage with and consume personalized digital content on their mobile connected devices. Gartner, a market research firm, forecasts that the total number of downloads from mobile application stores worldwide will increase from 8.2 billion in 2010 to 108.8 billion in 2015, representing a compound annual growth rate of 68%. As the number of apps has proliferated, however, it has become increasingly difficult for developers to differentiate their apps from competitors in overcrowded app stores. As a result, developers both large and small are competing for advertising budgets and visibility among users in order to realize their business objectives.

        Mobile advertising creates new opportunities for advertisers to reach and engage audiences. Mobile devices are inherently personal in nature, facilitate anytime-anywhere access to their users, allow for engaging app-enabled experiences and offer location-targeting capabilities. We believe that the combination of these factors has created a powerful opportunity for delivering highly targeted, interactive advertising through mobile connected devices. At the same time, several factors, including device and operating system diversity, as well as technological challenges, make it difficult and complex to deliver mobile advertising effectively.

        We help developers and advertisers remove complexity from mobile advertising. We provide tools and services to developers that allow their apps to display banner ads, interactive rich media ads and video ads from our platform. By partnering with us, developers gain access to advertising campaigns from leading advertiser clients as well as smaller performance-based advertisers. In return, developers supply us with space on their apps to deliver ads for our advertiser clients and also provide us with access to anonymous data associated with their apps and users. We analyze this data to build sophisticated user profiles and audience groups that, in combination with the real-time decisioning, optimization and targeting capabilities of our platform, enable us to deliver highly targeted advertising campaigns for our advertiser clients. Advertisers pay us to deliver their ads to mobile users, and we pay developers a fee for the use of their ad space. As we deliver more ads, we are able to collect additional anonymous data about users, audiences and the effectiveness of particular ad campaigns, which in turn enhances our targeting capabilities and allows us to deliver better performance for advertisers and better opportunities for developers to increase their revenue streams.

        We have built relationships with developers and advertisers of all sizes. Our developer base includes large mobile web publishers, such as CBS Interactive and The New York Times, and large app developers, such as Zynga, Rovio and Pandora, as well as other developers, such as UberMedia and Gogii. Our advertiser clients include leading advertising agencies and brands, as well as smaller advertisers and often the developers themselves. In 2011, we delivered ads for 23 of the top 25 Ad Age advertisers. Our solutions are cross-platform, supporting all major mobile operating systems, including Apple iOS, Android, Windows Phone, Blackberry and Symbian. According to IDC, a market research firm, we are the second largest mobile display advertising platform in the United States, with a 16.7% market share. We are the only one of the three principal mobile advertising platform companies that is not affiliated with a particular mobile operating system or set of devices.

Industry Background

        The convergence of several factors is fundamentally changing the way mobile users consume content on their mobile connected devices and has created a significant opportunity for mobile advertising. These factors include:

  Adoption of faster and more functional mobile connected devices

        There has been widespread adoption of mobile connected devices, driven by intuitive user interfaces, increased functionality, faster processing speeds, better graphics processors and advanced display technologies with touch capabilities. It has become possible to deliver innovative, interactive and engaging consumer media experiences on a wide variety of mobile connected devices. A 2011 report by Cisco Systems, Inc. projects that the number of mobile connected devices will reach 7.1 billion by 2015. According to IDC, the number of smartphones shipped by vendors is expected to increase from approximately 305 million in 2010 to more than one billion by 2015, representing a compound annual growth rate of approximately 27%. IDC also estimates that nearly 63 million tablets will be shipped in 2011, growing to 139 million tablets in 2015, representing a compound annual growth rate of 22%.

  Widespread access to faster wireless networks facilitates consumer consumption of content

        With the growth of mobile connected devices, consumers increasingly expect to have a high-quality online experience everywhere. High-speed mobile networks are steadily expanding their footprint. According to Informa Telecoms & Media, a market research firm, worldwide 3G penetration approached 17% in 2011 and is expected to reach 49% by 2015. In addition, we believe the rise of next-generation networks such as 4G and the prevalence of Wi-Fi will further fuel mobile consumption of content. Gartner forecasts that Wi-Fi enabled devices will grow from less than one billion units in 2010 to over three billion in 2015. The combination of widespread network access and faster network technologies is enabling the proliferation of rich media content, presenting new opportunities in the mobile ecosystem.

  Mobile usage has disrupted how content is consumed

        Consumers are increasingly using their mobile devices instead of their personal computers and other traditional media to access content. For example, according to industry research conducted by Kleiner Perkins Caufield & Byers, a venture capital firm, 33% of the traffic on Facebook came from mobile devices in 2011, up from 1% in 2008. Consumers use their mobile devices in all aspects of their daily lives, such as reading the news, playing games, checking sports scores, shopping, checking the weather, banking, obtaining maps and directions and listening to the radio. According to eMarketer, Inc., an independent market research firm, the amount of time spent by consumers with their mobile devices is rising at a faster rate than is time spent viewing other kinds of media.

  Growth of the mobile app economy

        The convergence of better mobile devices and faster connectivity has enabled developers to create, and consumers to interact with, content in new ways. Mobile apps have been created by developers as an easy, intuitive and interactive way to instantly deliver content on mobile devices. Mobile apps can either be native, meaning that they run directly on the operating system of the device, or they can run in an internet browser on the device. Native apps and emerging web technologies, such as the computer programming language HTML5, have allowed app developers to harness the increasing processing power and functionality of mobile devices and faster networks to deliver interactive and engaging media to users. Gartner forecasts that the total number of free and charged-for downloads from mobile application stores worldwide will increase from 8.2 billion in 2010 to over 108 billion in 2015, and that total revenues from downloads will increase from $4.0 billion in 2010 to $52.3 billion in 2015.

        Developers have pursued a variety of approaches to monetize their apps, including charging users a fee for downloading their apps, offering the app for free to users but placing ads within the app, and selling virtual goods within the app. Developers that charge users a fee or sell virtual goods within an app often utilize advertising as well to supplement their revenue or to promote their apps.

  Advertising industry is being disrupted by mobile advertising

        As advertisers seek to maximize the effectiveness of their campaigns, the attractiveness of traditional advertising media, such as outdoor billboards, newspapers, magazines, radio and even television, is declining relative to digital advertising. This decline is due to several inherent limitations in traditional advertising, such as its limited ability to target specific audiences, its limited ability to measure audience reach and, in some cases, its limited geographic range. According to a December 2011 report by eMarketer, consumers are spending a larger proportion of their time with digital media, while there has been a concurrent decline in the share of time spent with traditional media. However, as summarized in the table below based on the eMarketer report, advertising spending is significantly lower on mobile than it is for other kinds of media, relative to consumer time spent with each kind of media. Although there is still significant spending on traditional advertising, advertisers are shifting their budgets to digital channels, both online and mobile.

Share of Average Time Spent per Day with Select Media by
U.S. Adults vs. U.S. Ad Spending Share

	2008		2011
	Time spent share	Ad spending share	Time spent share	Ad spending share
TV	43.2%	38.5%	42.5%	42.2%
Internet	23.3	14.9	25.9	21.9
Radio	17.3	11.2	14.6	10.9
Mobile	5.4	0.2	10.1	0.9
Newspapers	6.5	22.0	4.0	15.0
Magazines	4.3	13.2	2.8	9.7

        As consumers spend more time online using their personal computers, digital advertising can be more effective than traditional advertising because it allows for user interaction, provides better measurement and achieves an expanded reach. However, even PC-based online digital advertising suffers from a number of significant limitations, including:

  •
  Limited personalization.  Computers often have multiple users, thus yielding audiences with limited personalization. This limits advertisers' ability to target end users on an individual basis.

  •
  Limited real-time accessibility.  Computers are typically used at home or in the office. Even laptops that can physically be with the user when traveling are usually used from a fixed location at their destination, where they are turned on and wirelessly connected to the internet. As a result, user engagement with ads is generally limited to the time spent in front of the computer screen in a fixed location.

  •
  Limited location targeting.  Most location targeting through personal computers is limited to a broad geographic area based on the records of the user's internet service provider. This limits the ability to deliver highly targeted advertising that is relevant to a consumer.

Benefits of Mobile Advertising

        Mobile advertising provides significant benefits both to developers and to advertisers. For developers, mobile advertising provides the opportunity to make money, acquire users and gain insight into app usage. For advertisers, the combination of the personal nature of mobile devices, their enhanced functionality and the rise of app-enabled experiences creates a powerful platform for highly targeted and effective advertising.

        Mobile advertising provides advertisers and developers with a number of benefits over traditional advertising media and PC-based online digital advertising, such as the following:

  •
  Anytime, anywhere access.  Mobile devices generally accompany users at all hours of the day and are typically turned on at all times. This provides advertisers the opportunity for nearly continual access to the user. An advertiser can reach audiences at all stages of the purchase decision—awareness, research, opinion, consideration and, ultimately, purchase—in order to increase the likelihood that the viewer will become a purchaser of the product or service being advertised. This ability to target audiences at all times of the day, regardless of location, makes mobile advertising an attractive opportunity for advertisers, especially compared to newspapers, magazines, television and radio or to digital advertising delivered through personal computers.

  •
  Personalization.  Mobile devices are inherently personal and are most often used by one person. Users often download and use a variety of apps that reflect their personal preferences and interests. When a user downloads an app to his or her individual device, data is often exchanged that can provide information about the user's interests. As the user downloads and registers for more apps, more data can be collected about this user's preferences, which provides an opportunity to personalize the mobile advertising experience.

  •
  Location targeting and relevance.  Data from mobile devices is often shared in a manner that can identify the device's location. This enables location-targeted advertising, which has the potential to increase the impact and relevance of an ad to the user. For example, in PC-based online advertising, firms can assess a user's browsing behavior to provide limited targeting of advertising to that user. With mobile advertising, on the other hand, an ad can be targeted to a consumer who is in close proximity to a specific location, such as a retail store, or to a consumer who recently visited that store. The ad also has the potential to influence the user to walk into a nearby store.

  •
  More complete user engagement.  Apps on mobile connected devices typically show one or two ads on each page view. We believe this limited number of ads on a small device screen can often capture the attention of the user better than the many banner ads on a typical PC-based web page can. Furthermore, ads on a mobile device can take advantage of features of the device itself, such as the touch screen, swipe functionality and the accelerometer, which detects motion, to enable the user to manipulate and more deeply engage with the ad. Mobile device users can also act upon an ad immediately by, for example, downloading an app or other content, calling an advertiser directly from the mobile phone, or using the map on the device to find a nearby retail store or service provider. In some cases, mobile users can even take their device to a store to physically redeem an offer from an ad.

  •
  Enhanced audience targeting.  Due to the significant amount of data collected from a mobile device, highly specific audiences can be created based on location and behavioral and demographic preferences to match advertisers' objectives. The ability to create and deliver highly relevant audiences also enhances the value of advertising space for developers.

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  Superior monetization opportunities for developers.  We believe that consumers are often willing to pay for content on mobile devices that they are unwilling to pay for on online PC-based websites. For example, many consumers will pay for magazine and newspaper content downloaded to an app on a mobile device, even though they would not pay for similar content accessed through a PC-based web page. To the extent that many consumers attach value to mobile content, we believe they are also willing to accept advertising to subsidize the cost of that content. As a result, developers have opportunities to generate revenue from their content in the mobile context that may be superior to monetization opportunities available on the PC-based web.

Market Opportunity

        Given the benefits of mobile advertising as compared to traditional offline advertising and PC-based online advertising, we expect that marketers will continue to shift their advertising budgets to mobile. Furthermore, as apps proliferate and consumers consume media and content in new ways, advertising will continue to be increasingly important to developers as a way to generate revenue from their apps. Gartner estimates that worldwide mobile advertising revenue, excluding advertising delivered in connection with search requests and maps, will expand from $1.8 billion in 2011 to approximately $13.5 billion in 2015, reflecting a compounded annual growth rate of 65%. We believe that we are well-positioned to capture a significant portion of this growing mobile advertising market.

Complexities of Mobile Advertising

        Despite the growing market opportunity for mobile advertising, it is complex and challenging to deliver effectively for the following reasons:

  Fragmented mobile ecosystem

        The fragmented mobile landscape makes it challenging to build and deliver advertising in a cost-effective manner. Several factors contribute to this challenge, including:

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  Device diversity.  There are thousands of distinct mobile device types in use, of varying vintages, all with different screen sizes, screen resolutions, functionality and processing power.

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  Multiple operating systems.  There are numerous mobile device operating systems, such as Apple iOS, Android, Windows Phone, Blackberry and Symbian. In addition, there are multiple variations of these operating systems tailored to specific device types, each offering different app capabilities and functionality.

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  Varied delivery and user engagement mechanisms.  There are multiple mechanisms for delivering mobile advertising, including native in-app advertising and mobile web advertising delivered through an internet browser on the device. In addition, there are many different ways users are able to engage with advertising on different device types. For example, some devices allow swiping and shaking functionality, while others do not.

  Limitations in using traditional identification techniques

        On the PC-based web, "cookies" are typically used to identify a particular computer and therefore serve as a key mechanism for targeting ads. On mobile devices, however, cookies provide a less effective means of identification because mobile browsers are not routinely configured by cellular providers to accept cookies. Therefore, in order to target ads to, or optimize ads for, a particular user, mobile advertising providers must employ additional methods for identifying a unique user.

  Difficulty in predicting user behavior

        It is difficult to predict when and where a user will be consuming content on a mobile device. Mobile users tend to use their devices during a number of short sessions throughout the day in different locations, unlike PC-based usage, which follows more predictable and continuous patterns. Rapidly changing context and location makes it challenging to plan relevant advertising content ahead of time and requires sophisticated, automated technologies to deliver ads in real time.

  Varying connection quality

        Due to the varying signal quality that a mobile device may have at any given time, a user may experience intermittent connection quality issues. Even the same device on the same network can have varying connection quality. In some cases, mobile devices must cache ads and deliver those ads when the device is offline, making it necessary to deliver advertising during intermittent connection windows and report back to the ad platform at a later time.

  Challenging to measure performance

        Tracking the performance of ads in apps and user interactions with those ads is difficult and requires significant technological capabilities and know-how.

The Needs of Mobile App Developers and Advertisers

        Mobile app developers aim to maximize their ad revenue, acquire users, and gain insight into the performance of their apps. Developers require a flexible, easy-to-use solution that enables the delivery of engaging advertising from various sources to the users of their apps, regardless of the mobile operating system or device being used. Small developers typically do not have their own sales forces and lack the audience size to attract advertising spending from major advertisers. While large developers may have their own sales teams, they often lack insight into the behavior and interests of their users. Developers of all sizes want to minimize the cost and effort associated with app monetization so that they can instead focus their resources on app development and enabling user experiences.

        As the number of apps has proliferated, it has become increasingly difficult for developers to differentiate their apps from those of competitors and to acquire users. Mobile app stores are overcrowded with hundreds of similar apps from developers, both large and small, within each app category, making it challenging for developers to achieve visibility for their apps. Therefore, developers are also seeking ways to increase awareness for their apps through advertising.

        Advertisers want to be able to conduct effective ad campaigns in order to achieve their business objectives. To do this in the mobile app context, advertisers require scale, reach and the ability to target and engage specific audiences. Advertisers need a solution that will enable them to optimize their advertising investment by delivering campaigns across multiple devices and operating systems and maximizing the number of potential consumers the campaigns can reach. Finally, advertisers require the ability to measure the effectiveness of their campaigns.

The Millennial Media Solution

  Our MYDAS Technology Platform

        At the core of our solutions is MYDAS, our technology and data platform. MYDAS is a comprehensive mobile advertising technology platform serving the needs of developers and advertisers. Each time an app makes a request to receive an ad, the MYDAS platform performs several tasks automatically and in real-time, including identifying unique users; targeting ads based on user interest, behavior and location; delivering those ads to millions of users through tens of thousands of apps, running on thousands of different device types; ensuring that the ads will work over wireless connections of varying quality and speed; and measuring user engagement and ad performance.

  Solutions for Developers

        Our solutions give developers the opportunity to maximize ad revenues from their apps by receiving ad campaigns from our advertiser clients. We also offer developers solutions that help them promote and distribute their apps, including the ability to run their own ads on their own apps at no cost to them or to reinvest their ad proceeds by becoming an advertiser and advertising their apps through our platform. Our solutions provide developers with insights into their user base along with data to help them enhance their apps and their business.

  Tools

        We provide an easy-to-use, turn-key solution for developers. Through our mmDev portal, developers can download and integrate our software development kits, or SDKs, into their apps at no cost to them. The SDK then becomes an integral part of the app. We have created SDKs for each major mobile operating system. Our SDKs allow the app to receive three kinds of ads—rich media, banner displays and video—and also allows developers to take advantage of advanced mobile device features, such as gestures, pinch-zoom, device orientation and movement. Together, these features enable a compelling interactive user experience with ads. We also offer mediation tools that allow developers to allocate ad requests among various advertising campaign sources, including ads from sources other than our platform, in order to maximize revenue from their ad space. Because our SDKs support all major operating systems and thousands of different mobile device models, developers can be confident that our ads can be delivered to their apps regardless of the operating system or device on which they will be used. We do not charge developers for our SDK because our goal is to have our SDK integrated into as many apps as possible so that we can deliver ads to these apps and maximize our platform reach and scale.

  Data and Analytics

        We offer developers sophisticated reporting and analytics through an integrated dashboard on our mmDev portal, which includes comprehensive ad revenue generation reports for their apps across all major mobile operating systems. These reports help developers gain insight into user interaction and behavior and the performance of their apps. We share this performance data with developers to help them improve their apps and their deployment of our SDKs in order to maximize their ad revenue. In addition, through the more than 1.5 billion ad requests that we typically receive each day, we are able to gain important insights about users that we are able to share with developers on an aggregated basis.

  Services

        We offer all developers support through our mmDev portal, as well as various webinars, blogs and, in some cases, support from account managers. We then use the insights we gain from our interactions with developers to enhance the tools we provide to our full developer base.

  Solutions for Advertisers

        We offer advertisers significant audience reach, access to a large volume of mobile ad space and sophisticated targeting of audiences. We enable advertisers to gain insights into the performance of their ad campaigns and to manage their campaigns with a view to maximizing return on their advertising investment. Our solutions are designed to address the needs of large brand advertisers and advertising agencies as well as smaller, performance-based advertisers. Large brand and performance advertisers typically buy ads on our platform through our sales teams. Smaller advertisers typically buy ads either through our sales team or through our self-service advertising portal, mMedia.

  Significant audience reach and scale

        In February 2012, our platform reached over 300 million unique mobile users worldwide, including approximately 140 million in the United States. More than 30,000 apps are enabled to receive ads delivered through our platform. Our platform can deliver ads to more than 7,000 distinct mobile device types running all major mobile operating systems.

  Sophisticated targeting

        Our analytics technology, coupled with the data we continuously collect from our platform, enables us to offer advertisers the ability to run highly targeted advertising campaigns. Through our mmPlan campaign planning tool, we help advertisers develop their campaigns to reach specific audiences available through our platform.

        We have developed more than 150 audience categories to which advertisers can target their ads. Audience categories can be based on a variety of user attributes, including location, demographics, affluence, intent, gender and interests. For example, if a user is browsing the internet and clicks on a news story about a car, that does not necessarily mean the user is interested in purchasing a car. Without additional data points, it is unclear whether the user is interested in purchasing a car or just happened to be interested in the news article. However, if a user has been in a car dealership recently, based on information that can be derived from the location of his or her mobile device, we could place this user into an "in-market auto" audience category and target car ads to him or her. Delivering automotive ads to this user may continue to be very relevant, even after the user has left the car dealership.

        Our targeting capabilities also allow us to deliver the type of ad we predict is most likely to engage the user. For example, we may show a video ad for a sports car to a 25- to 35-year-old affluent male or a rich media ad for a full-sized SUV or a sedan to a 45- to 55-year-old father.

  High level of engagement

        We enable advertisers to deliver several kinds of ads:

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  display banners, which are a type of ad format that appears on part of the screen in an app and can be static, animated or expandable, meaning that the ad expands to a full page ad when a user clicks it;

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  rich media, which refers generally to an interactive ad that exhibits dynamic motion over time or in direct response to user interaction, such as a streaming ticker or an interactive animated presentation. For example, ads can be delivered that expand when users click or touch a specified location on the device screen;

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  launch prestitials, which are full screen rich media ads, either static image or video, that appear to users before the app loads;

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  transition interstitials, which are full screen rich media ads, either static image or video, that appear to users at natural transition points in the app, such as between game levels or between the homepage and a unique content page; and

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  interactive videos, which can also include buttons within the ad that allow a consumer to take an action and engage with the brand, such as visit a website, make a purchase or recommend on social media sites.

        We believe that these advertising formats, coupled with sophisticated targeting, increase user interaction and engagement with ads, which in turn drives better results for advertisers. Our mmStudio solution enables advertisers and advertising agencies to design rich media and creative ads using a set of templates that we have developed. This solution allows the advertiser to have full control over ad content while ensuring that the ads can be easily integrated and delivered through our platform. We also support the most popular third-party rich media creative formats. Our goal is to deliver the most engaging ad possible to a specific user, then to effectively measure the user's engagement with the ad and, finally, to report the user's engagement level back to the advertiser.

  Actionable insights and campaign management

        As a result of the amount and nature of the data we collect through our platform, our reporting to advertisers goes beyond traditional post-campaign analysis to provide actionable insights for current ad campaigns and future marketing strategies. We offer real-time reporting and analytics to help advertisers understand why some campaigns perform better than others.

        Our self-service interface also enables advertisers to plan and alter live campaign parameters, such as audience targeting and pricing. We also give our larger advertisers the option to work directly with our advertising account specialists, who help our clients manage their ad campaigns.

Our Competitive Strengths

        We believe that the following competitive strengths differentiate us from our competitors:

  Differentiated technology platform

        Our MYDAS technology platform is specifically architected to deliver mobile advertising at scale and is the result of almost six years of focused development. Some of our competitors have attempted to apply traditional online advertising technology to mobile, while others have built solutions focused on specific mobile operating systems. By contrast, we designed MYDAS for the mobile environment, where the delivery and targeting of ads must allow for a much larger number of variables than in traditional online advertising, such as the capability of the device, the operating system on which it operates and the strength of the wireless connection, as well as various audience variables. Our platform is capable of accounting for and analyzing these many variables in real-time. In addition, our technology is able to analyze the results of each ad placement that we make and feed that information back into the MYDAS platform to improve the ad targeting and delivery process in the future.

  Large and growing data asset

        We collect and analyze data from the billions of ads delivered on our platform each month to create and enhance unique user profiles on an anonymous basis. In order to maintain anonymity, we use a number of industry-standard methods, including hashing techniques, which obscures device identifiers that have been assigned by a manufacturer. We further obscure the hashed identifier by assigning it an internally generated identifier. We draw inferences about a user's demographic profile and preferences based partially upon locations that he or she has frequented and the interaction and response levels for previously shown ads. The data we receive can come from the mobile carrier, the app and the mobile device itself. This data can include information such as app usage and user location data. Location data, in particular, helps us better understand a user's actual behavior and preferences.

        With this data we have developed more than 150 million proprietary user profiles, all on an anonymous basis. As we deliver more ads to a user, we are able to collect additional information about that user. Our technology processes this information and is able to dynamically recognize and link new information to a particular user profile, allowing us to continuously refine and gain additional insight into that user's preferences and behavior. In addition, as we deliver more ads on our platform, we gain more insights as to which ads are most effective on particular devices and operating systems. As the volume and comprehensiveness of our data asset grows, we believe we will gain increasing insight into audience preferences and behavior, along with the effectiveness of ads delivered on various devices, thereby allowing us to deliver more targeted and effective ads.

  Sophisticated audience targeting capabilities

        By leveraging the extensive data we collect through our platform, we are also able to create audience groups, or profiles, based on context and behavior. Our platform uses sophisticated location, context and behavioral analytics capabilities to match advertising campaigns with target audiences automatically in real-time. For example, we work with major motion picture companies to target specific audiences to coincide with new motion picture releases. These audiences may include parents with young children for animated films or male audiences for action movies. Our platform also allows us to target audiences within a specific geographic area to achieve the goals of the advertising campaign.

        Our audience profiles can be further refined based on our previous interactions with them to enhance the outcomes of future ad campaigns. We are also able to build new audiences on demand for unique campaign goals. Additionally, our targeting capabilities allow us to limit the specific campaigns that any individual user may see through our platform, in order to further enhance the effectiveness of the ads.

  Trusted partner for developers

        We believe we are a trusted and integral business partner to app developers, helping them to meet business objectives beyond simply generating revenue from their apps. Through our technology platform, data analytics and services, we help developers minimize the costs and distractions associated with the fragmented mobile app environment and allow them instead to focus their efforts on their core business of developing apps. Additionally, our extensive experience and data asset give us valuable industry insights and knowledge of successful developer business practices, which we share across our developer community through marketing events, blogs, improvements to our SDKs and, where appropriate, our account service representatives. We believe that this partnership approach helps to solidify our developer relationships and the important strategic role we play in their businesses, providing us with increased access to advertising opportunities.

  Trusted partner for advertisers

        We have built relationships with leading advertising agencies and brands, including 23 of the top 25 Ad Age advertisers. Our solutions help advertisers take the complexity out of ad campaign execution in the fragmented mobile market. We offer advertisers access to mobile advertising specialists who supervise and support advertising campaigns through all stages of planning and execution. We educate our clients on the latest mobile trends and help them plan and deliver engaging and effective advertising campaigns across multiple devices and operating systems. We are an independent advertising platform, not focused on any particular device or operating system, and we believe our advertiser clients select us because they value our independence, the sophisticated targeting capabilities and demonstrated effectiveness of our platform and the measurable results we provide to them.

  Mobile advertising industry pioneer and thought leader

        We believe that we are a recognized pioneer and that we have become the authoritative source for research and insight on the mobile advertising market. Since the mobile advertising industry is in its infancy, our sales and support teams help our advertiser clients and developers attain their business objectives by coaching them on best practices and helping them to shape their mobile advertising strategy. We aggregate data based on the billions of ad impressions delivered on our platform each month and deliver our research and insights to advertisers, developers and the market as a whole at no charge. We share regular market intelligence reports and publications, including our monthly Scorecard for Mobile Advertising Reach and Targeting, or S.M.A.R.T., report, which provides a comprehensive view of trends in mobile advertising, and our Mobile Mix report, which highlights monthly trends for connected devices, device manufacturers and mobile operating systems. Our employees are thought leaders in the industry and are often asked to speak at mobile advertising industry conferences and events.

  Significant scale and reach

        According to IDC, we are the second largest mobile display advertising platform in the United States with 16.7% market share. We are the only one of the three principal mobile advertising platform companies that is not affiliated with a particular mobile operating system or set of devices. As the leading independent provider, we are unbiased and focus only on mobile advertising. In February 2012, our platform reached over 300 million unique mobile users worldwide, including approximately 140 million in the United States. More than 30,000 apps are enabled to receive ads delivered through our platform, including many of the most popular apps available through the Android Marketplace and the Apple App Store. Our platform is compatible with more than 7,000 distinct device types running all major mobile operating systems.

  Powerful network effects that connect our advertisers and developers

        We serve a strategic role in the advertiser and developer ecosystem, because both sides mutually benefit from the use of our advertising platform. As we deliver ads, our data asset grows and we are able to deliver even more targeted, more relevant and more engaging mobile advertising. As the targeting capability of our advertising campaigns increases, we believe advertisers will be willing to pay more for the ever more relevant and targeted advertising campaigns we can deliver, which in turn will attract developers to our platform since we can help them maximize their ad revenue.

Our Growth Strategy

        Our objective is to be the strategic independent platform partner of choice for developers and advertisers wanting to capitalize on the large and growing mobile advertising opportunity. The following are the key elements of our growth strategy:

  Innovate through continued investments in technology and data

        In order to continue to add value to our clients and differentiate ourselves from our competition, we will continue to invest in technology. Our innovation efforts are principally focused on enhancing our data analytics capabilities for audience targeting. We believe that a higher level of targeting and relevance for our advertising campaigns will increase the value proposition for existing and prospective advertising clients.

  Deepen our relationship with developers

        We intend to continue to deepen our relationship with developers by offering them better tools and services. We plan to harness emerging mobile technologies to allow developers to build increasingly interactive and immersive ad experiences for their app users. We believe that more engaging ad experiences will lead to greater app usage and greater monetization opportunities for developers, thereby enhancing our role as an integral business partner for them.

  Increase our share of advertising budgets from existing advertisers

        We plan to capitalize on opportunities to build on relationships with existing advertisers. Many of our advertisers sell products through numerous distinct brands. We believe we have the opportunity to run more and larger campaigns for our existing advertising clients and to expand our relationships with these advertisers by running campaigns for more of their brands.

  Acquire new developers and advertisers

        We intend to continue to grow our developer base primarily through mmDev, our self-service developer portal, and through our developer sales team. We plan to grow our advertiser base through multiple channels. We plan to continue increasing our full-service sales team to enhance our success in capturing large-scale and strategic campaigns with major advertisers, and we also plan to continue to grow our inside sales team. In addition, we expect to increase the number of advertisers and campaigns that place ads through our self-service advertising portal, mMedia.

  Increase our global market penetration

        We aim to increase our presence in strategic international locations by increasing our direct sales force and international sales channels. We established an office in the United Kingdom in the first half of 2010 and recently launched operations in Singapore in the fourth quarter of 2011, our first presence in the Asia-Pacific region. We have made significant investments in our business to date that we believe have positioned us well for continued international expansion. We plan to leverage these investments to expand our presence in Europe, the Middle East, Africa and the Asia-Pacific region. We believe that international markets will increasingly experience many of the same factors that have driven proliferation of the mobile app economy in the United States, including rapid consumer adoption of connected devices and more powerful and increasingly affordable mobile networks. Accordingly, we believe international markets represent significant opportunities for growth.

  Expand partnership network

        We plan to pursue additional relationships with third-party providers of tools and services in order to attract additional developers and advertisers to our platform. We believe that expanding our network of third-party partners will enable us to provide enhanced services to both developers and advertisers. We believe our mobile advertising expertise positions us to help these parties develop complementary and innovative products and services by harnessing the scale and power of our platform.

  Pursue strategic acquisitions

        We plan to pursue acquisitions of complementary businesses and technologies that represent a strategic fit with us and are consistent with our overall growth strategy. We may also pursue future acquisitions to expand or add capabilities to our existing platform and to continue to build out innovative and effective app monetization and targeted advertising solutions.

  Continue to provide trusted insight into the app economy

        We plan to continue to be a thought leader and trusted independent provider of audience insight to the mobile advertising industry. The data and insight we provide helps developers build more engaging apps and helps advertisers create higher quality and more engaging advertising. We are committed to shaping the vision of the mobile advertising industry through thought leadership and actionable insights.

Our Technology Platform

        Our solutions are built upon our core technology engine, MYDAS. MYDAS couples proprietary technology with our extensive data asset with the objective of delivering the right mobile ad to the right person at the right time in the right place. The MYDAS technology engine typically accomplishes the following sequences in under 50 milliseconds, while typically receiving over 1.5 billion ad requests daily:

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  Ad request management.  Mobile apps or mobile websites that have our SDKs embedded send a request for an ad to MYDAS through the SDK. This ad request enters the MYDAS engine, along with associated data from the device, app and mobile carrier. MYDAS analyzes all of the available data to categorize the ad request and to place it in context so that we can deliver the most relevant available ad to the specific user.

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  Unique user identification.  MYDAS then runs a proprietary set of algorithms to analyze multiple data points from the device, carrier and app to statistically determine, on an anonymous basis, the likely unique user of the device and the app requesting the ad. MYDAS assigns an internal unique user identifier to the user profile developed for that individual, with the goal of delivering more relevant ads to that user across multiple mobile devices and maximizing advertising diversity for that user. We believe that many of our competitors rely only upon a device identification code to identify the device as opposed to the more robust analysis that MYDAS employs to identify the unique user. User identification is accomplished on a completely anonymous basis.

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  Contextual analysis.  After identifying the unique user associated with a specific advertising request, MYDAS then determines the context around the ad request. This context answers one or more of the following questions:

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  Where is the user?

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  What site or app is the user currently using?

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  What is the nature of the content on the site or app from which the request is coming?

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  What type of device is the request coming from?

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  What wireless network is the request coming through?

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  Audience analysis.  Once MYDAS identifies the unique user associated with an ad request and its context, it then searches our databases to determine an appropriate audience category or categories based on prior information we have gathered about the user on a completely anonymous basis. For example, a user may belong to an audience of "moms" because she has downloaded or visited several apps focused on content for mothers, or she has identified herself as a "mom" in a registration form for an app. We may also place a user in a "moms" audience because she has opted to share location data with us and she has regularly visited retail establishments typically frequented by mothers. We might place another user in an "in-market auto buyer" audience because he or she has been in multiple auto dealerships in a short period of time, has opened and engaged with automotive ads and has used numerous apps with automotive-focused content. The ability to identify a user and then determine the audiences to which that user belongs is critical in order to deliver the most relevant ad possible to that user and deliver the best results for advertisers and developers. Each time that we see a unique user on our platform, we gain data that enables us to better determine the audiences with which that user should be associated.

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  Real-time marketplace.  After MYDAS identifies the unique user associated with a specific ad request, the context around the ad request and the audiences to which the user belongs, MYDAS delivers the request to a real-time, bidded marketplace in which it matches available ads with available ad requests. MYDAS performs a sophisticated statistical analysis to automatically run an instantaneous virtual auction in which each qualified ad campaign bids on each available ad request. We call this process optimization and decisioning. As part of this decisioning process, we use an artificial intelligence concept called "agents," which are software programs designed to operate the ad marketplace efficiently and fairly, while at the same time optimizing results based on each campaign's goals. Each ad campaign is represented in the marketplace by one of these agents, programmed with specific goals for the particular campaign. The goals will usually include information such as price, audiences to be targeted and timeframe of the campaign, as well as target engagement metrics. When MYDAS enters an ad request into the marketplace, each agent bids on the ad request, and the platform then matches the best available ad to the specific ad request.

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  Cross-platform ad delivery.  After matching an ad to a request, MYDAS then delivers, or serves, the ad through the SDK integrated into the app on the specific device making the request. MYDAS can deliver a variety of different types of ads, including video ads, rich media ads and a variety of banner ads, to virtually any mobile connected device across all major mobile operating systems, both within mobile apps and through mobile web browsers.

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  Reporting and analysis.  Once MYDAS has delivered an ad to a specific device, MYDAS analyzes the user's engagement with the ad, measuring whether the user clicked on the ad or engaged with the ad in some other meaningful way, such as swiping the ad, opening a video, sharing the ad with a friend or downloading an app in response to the ad. These results are then incorporated back into the MYDAS platform, which can use the data to analyze whether the specific ad served to the user was actually the best available ad to deliver to that user. This information about the user's engagement level with the ad is used to automatically refine various weightings and algorithms within MYDAS to further improve our ability to target and optimize future ad delivery.

        The MYDAS platform also includes a suite of enterprise web services that drive our client-facing tools and interfaces like mmDev and mMedia and our internal workflow tools and interfaces. Our web services layer enables us to build new offerings and scale our platform for developers and advertisers quickly and cost-effectively while also enabling us to integrate our solutions with those of third-party partners.

        MYDAS consists primarily of software incorporating our proprietary algorithms, database software and the data that we store. Our software and data are hosted in data centers in the United States, the United Kingdom and the Netherlands. We primarily lease space at data centers on a managed services basis, although we also co-locate servers and other equipment that we own at some data centers. In addition, we use third-party web services for some of our data and computing needs.

        We use techniques that we believe are standard in our industry to protect our MYDAS platform against unauthorized access. These techniques include password-controlled user access and authentication, secure hosting with firewalls, encryption, load balancers, switches, anti-virus software and use of physically secure and redundant facilities.

Our Clients

        The following sets forth a list of representative clients:

Advertisers	Advertising Agencies	Developers
Fox	Camelot Communications LTD	airG
General Motors	Carat	CBS Interactive
Patagonia	Omnicom Media Group	Gogii
Porsche	Razorfish	Handmark
Southwest Airlines	Starcom Mediavest Group	New York Times
Warner Brothers		Pandora
Zynga		Rovio
UberMedia
Weatherbug
Zynga

        The foregoing list is not intended to represent a comprehensive list of our client base. Our largest advertiser and developer clients are typically different from period to period. We believe our business is not substantially dependent on any particular client as no individual advertising client represented more than 10% of our revenue in 2010 or 2011.

  Advertiser Case Studies

        The following case studies illustrate how our advertiser clients have used our mobile advertising solutions:

        Top 100 Ad Age Advertisers. Throughout our history, we have worked with many of the top 100 advertisers as ranked by Ad Age. These are typically the largest brand advertisers, and many of them have multiple brands for which they run campaigns throughout the year.

        We have performed an analysis of the advertisers included in the top 100 Ad Age advertisers for 2010, which is the most recent Ad Age ranking and was released in January 2011, and the total activity and spending by that group of advertisers on our platform from 2008 through 2011. The results of this analysis are summarized in the table below.

Use of our Platform by Top 100 Ad Age 2010 Advertisers

	2008	2009	2010	2011
Number of advertisers using our platform	25	37	57	73
Total spending by these advertisers (millions)	$2.4	$5.9	$19.9	$48.2
Average spending per advertiser	$95,000	$160,000	$349,000	$661,000

        From January 1, 2011 through December 31, 2011, 73 of these 100 advertisers have spent a total of $48.2 million through our platform, with an average of $661,000 per advertiser. We have increased the average annual spending from this group of advertisers by almost 600% during the period from 2008 to 2011. We attribute this growth in average spending among these advertisers to our success in capturing advertising campaigns from more brands per advertiser, running more campaigns for each brand per year and supporting larger campaigns from these advertisers. We believe our increased penetration of these 100 advertisers is attributable to increased sales and marketing efforts and our growing reputation for delivering results for large brand advertisers.

        Southwest Airlines. Through its outside advertising agency, Camelot Communications Ltd., Southwest has run multiple advertising campaigns through our platform with a goal of improving multiple advertising metrics, including brand awareness, registrations and bookings. By targeting a business traveler behavioral audience, as well as leveraging location data available through our platform, Southwest was able to grow its Rapid Rewards user base by advertising to target consumers while they were in an airport. Because audience reach is a critical component of its advertising campaigns, Southwest has run several takeover campaigns with us to drive awareness of its fare sales. In these campaigns, we have utilized rich media ads targeting customized behavioral audiences that exhibited potential interest in travel, as well as audiences near college football stadiums, to achieve higher engagement levels.

        Porsche Cars North America. Porsche, together with its advertising agency Omnicom Media Group Chicago, utilized our platform to create a cross-device campaign to drive affinity for the Porsche brand. Porsche and its agency, along with our creative services team, used our platform to build engaging rich media ad units for smartphone and tablet devices, highlighting real consumer videos about the experience of owning and driving a Porsche. Over a six-month campaign period, Porsche used our platform to reach a large mass of users across the major smartphone and tablet operating systems, including iOS, Android, RIM and Windows Phone 7. Our platform allowed Porsche to utilize a variety of audience targeting methods, including re-engaging consumers who had previously engaged with Porsche ads. These ads drove strong engagement with the featured videos and the ads demonstrated click-through rates that were significantly higher than other similar ads that were untargeted.

        Leading global movie company. In 2007, during our first full year of operation, one of our customers, a leading global movie company, advertised four movies through our platform and spent less than $130,000. Over the years, this client has increased the number of individual movies and campaigns that it advertises through our platform, and has increased spending on our platform. In 2010, the client advertised 15 movies in 17 separate campaigns and spent over $1 million on our platform. In the eleven months through November 2011, the client utilized our platform for 30 separate campaigns, including campaigns for DVD and foreign releases, for total spending of $1.4 million. This customer has also utilized our international reach for global movie releases. Of the movies advertised in the eleven months through November 2011, a majority were advertised in two or more countries.

        Large "big box" retailer. This retailer has worked with us to increase foot traffic into its retail stores and to promote specialty products around key retail sale holidays, such as Labor Day, Black Friday and the week leading up to Christmas. The retailer has utilized our mobile circular ad, which is similar to customary retail print circulars. The new mobile circular ad promoted more than 14 separate products available at the retailer's stores in a single, interactive ad. We used the location-based and audience-targeting capabilities of our platform to target the ads to consumers who were near the retailer's stores nationwide or had been near other similar retail establishments.

  Developer Case Studies

        The following case studies illustrate how our developer clients have used our solutions:

        Rovio. Rovio, an entertainment media company that created the popular Angry Birds franchise, began working with us in May 2011 to monetize its most downloaded smartphone and tablet games, such as Angry Birds Classic, Angry Birds Seasons and Angry Birds Rio, on iOS and Android operating systems. The number of impressions that Rovio provided to our platform grew by 123% from the third quarter of 2011 to the fourth quarter of 2011.

        UberMedia. UberMedia, an independent developer of feature-rich social media products, including UberSocial, a twitter client, for iPhone, Android and Blackberry, has been working with us since December 2009. The number of impressions UberMedia provided to our platform increased by more than 150% from the fourth quarter of 2010 to the fourth quarter of 2011, and iOS impressions grew by nearly 200%. UberMedia has informed us that it considers us to be its top monetization partner, and it allows us to sell sponsorships within its properties. UberMedia now has a total of 13 apps that use our platform spanning the mobile web, Blackberry, iPhone, iPad and Android.

        One Louder. One Louder, a subsidiary of Handmark Inc., is an app developer with content across multiple categories including social, sports and weather. One Louder launched with us in August 2008, at which time it was primarily focused on the development and monetization of custom widgets. One Louder initially sought ways to monetize the homepage of the Sprint Instinct handset. Since then, One Louder has continued to expand its portfolio and has launched a total of 46 cross-platform sites and apps for which our platform enables advertising, including mobile web, iPhone and iPad apps, Android apps, Web OS and Java. One Louder works with over 20 different monetization partners and has advised us that we are currently its strongest monetization partner.

Sales, Marketing and Developer Relations

        As of December 31, 2011, we had a total sales and marketing staff of 69, with 62 based in the United States and the remainder based in the United Kingdom and Singapore. For the years ended December 31, 2009, 2010 and 2011, our total sales and marketing expenses were $4.6 million, $8.5 million and $14.3 million, respectively.

  Advertiser Sales and Support

        We sell our mobile advertising solutions to large brand and performance advertisers through a number of channels:

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  Full-service sales team.  Our full-service sales team focuses its efforts on the largest advertising brands, digital advertising agencies and traditional advertising agencies.

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  Industry specialists.  Some of our sales representatives are devoted to advertisers in specific industries, such as automotive and entertainment, which have historically spent larger amounts on mobile advertising.

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  Inside sales.  Our inside sales team targets mobile performance advertisers, mobile advertising agency networks and traditional online performance advertisers who have their own advertising capabilities but may need additional sales support.

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  Self-service.  In addition to our sales staff, we have also recently launched a self-service advertising portal, known as mMedia, that allows smaller advertisers to launch and run their own mobile advertising campaigns with their own in-house staff.

        Our full-service sales team is divided into geographic regions in the United States, and internationally into regions consisting of the Americas, as well as Europe, the Middle East and Africa, collectively referred to as EMEA, and the Asia-Pacific region. Within each regional sales division, our sales team is organized based on a traditional digital media structure, with regional vice presidents, sales directors, account executives and account managers.

        In addition to sales support during the advertising campaign planning process, our sales representatives provide additional support to advertisers to ensure that their campaigns are launched and delivered within specified timeframes. Representatives assigned to specific advertisers review performance metrics and share feedback with the advertiser.

  Developer Acquisition and Support

        App developers provide us with the advertising space on which we deliver advertising campaigns on behalf of our advertiser clients. These apps carry our SDKs and, ultimately, our advertiser clients' ads. As a result, cultivating relationships with these developers is necessary for us to expand our business. To date, more than 30,000 apps and mobile websites have been enabled to receive ads delivered through our platform.

        Our developer acquisition and support effort is divided into segments based upon the degree of developer support needed:

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  Self-service.  Through our self-service portal, known as mmDev, small developers have access to our SDKs and other technology and data tools that they can quickly and easily integrate into their apps on their own initiative in order to begin monetizing their advertising inventory.

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  Full-service and hybrid self-service.  For large or mid-sized developers with a significant number of available advertising impressions, in addition to the mmDev self-service portal, we also assign account managers that are responsible for ensuring that we are meeting the ongoing needs of the developer.

  Marketing

        Through our marketing efforts, we seek to position our company as an industry innovator and leader in the growing mobile advertising market and to become the authoritative source for research and insight on that market. We accomplish this by publishing industry data, including:

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  our S.M.A.R.T. report, which delivers monthly insights on key trends in mobile advertising based on actual campaign and network data from our platform; and

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  our Mobile Mix report, which highlights monthly trends for connected devices, mobile manufacturers and operating systems.

        Our reports are used by many of the largest mobile advertising agencies and traditional advertising agencies as an authoritative research source for mobile advertising.

        We also market the Millennial Media brand through other strategies, including the following:

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  participation in and sponsorship of important developer and advertising industry events, such as Mobile World Congress and Advertising Week;

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  presence at local meetings with developers to cultivate relationships in selected geographic markets;

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  advertising our own brand over mobile as well as through social media channels, online, blogs and traditional print, such as industry magazines; and

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  use of our website to provide information about us and our products and services, as well as learning opportunities for potential advertiser and developer clients.

Competition

        The mobile advertising market is highly competitive. The competitive dynamics of our market are unpredictable because it is in an early stage of development, rapidly evolving, fragmented and subject to potential disruption by new technological innovations.

        Several competitors provide mobile advertising solutions. Our primary competitors are the large advertising platforms offered by Google and Apple, both of which focus on advertising solutions built for their proprietary mobile operating systems, Android and iOS, respectively. We also compete with in-house solutions used by companies who choose to coordinate mobile advertising across their own properties, such as ESPN, The Weather Channel and Yahoo!, as well as new, smaller entrants into the mobile advertising market.

        We believe the principal competitive factors in our industry include the following:

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  mobile advertising focus;

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  proven and scalable technology;

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  platform independence;

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  size of the developer ecosystem;

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  relationships with leading advertisers;

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  quality and size of advertising inventory;

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  brand awareness and reputation; and

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  ability to integrate with third-party apps and technologies.

        We believe that we compete favorably with respect to all of these factors and that we are well-positioned as an independent mobile advertising platform that can operate without regard to brand of mobile device or operating system.

Technology and Development

        Our technology and development efforts are focused on enhancing the architecture of our MYDAS technology platform and creating additional functionality for our developer customers. We are also developing additional self-service products to be available through our mmDev and mMedia portals. We are also continuously working to improve our audience intelligence capabilities in order to help our advertisers reach precise audiences developed through demographic and behavioral analysis. As part of our cross-platform SDKs that we provide to developers, we seek to include new capabilities, such as additional analytical tools, notification solutions, payment solutions and mediation tools.

        As of December 31, 2011, we had a total of 44 employees engaged in technology and development functions. For the years ended December 31, 2009, 2010 and 2011, our total technology and development expenses were $1.1 million, $2.2 million and $5.2 million, respectively.

Intellectual Property

        Our ability to protect our intellectual property, including our technology, will be an important factor in the success and continued growth of our business. We protect our intellectual property through trade secrets law, patents, copyrights, trademarks and contracts. Some of our technology relies upon third-party licensed intellectual property.

        We have two non-provisional patent applications pending, and three additional provisional patent applications pending, in the United States. We expect to apply for additional patents to protect our intellectual property. We also continue to review whether pursuing patent protection in other countries is appropriate.

        We own a U.S. trademark registration for Millennial Media and U.S. trademark applications for MYDAS and mmDev. We also continue to review whether pursuing trademark protection in other countries is appropriate.

        In addition to the foregoing, we have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements and assignment-of-inventions agreements with employees, independent contractors, consultants and companies with which we conduct business.

Government Regulation

        We are subject to numerous U.S. and foreign laws and regulations that are applicable to companies engaged in the business of advertising on mobile devices. In addition, many areas of law that apply to our business are still evolving, and could potentially affect our business to the extent they restrict our business practices or impose a greater risk of liability.

        Given the nascent stage of mobile advertising, industry practices are rapidly evolving. We participate in the Digital Advertising Alliance and other industry groups that are working on establishing best practices for the mobile advertising industry.

  Privacy

        Privacy and data protection laws play a significant role in our business. In the United States, at both the state and federal level, there are laws that govern activities such as the collection and use of data by companies like us. Online advertising activities in the United States have primarily been subject to regulation by the Federal Trade Commission, which has regularly relied upon Section 5 of the Federal Trade Commission Act to enforce against unfair and deceptive trade practices. Section 5 has been the primary regulatory tool used to enforce against alleged violations of online privacy policies, and would apply to privacy practices in the mobile advertising industry.

        The issue of privacy in the mobile advertising industry is still evolving. Federal legislation and rule-making has been proposed from time to time that would govern certain advertising practices as they relate to mobile devices, including the use of precise geo-location data. Although such legislation has not been enacted, it remains a possibility that some federal and state laws may be passed in the future.

        There have been numerous civil lawsuits, including class action lawsuits, filed against companies that conduct business in the mobile device industry, including makers of mobile devices, mobile application providers, mobile operating system providers, and mobile third-party networks. Plaintiffs in these lawsuits have alleged a range of violations of federal, state and common laws, including computer trespass and violation of privacy laws.

        In addition, mobile services are generally not restricted by geographic boundaries, and our services reach mobile devices throughout the world. We currently transact business in Europe and Southeast Asia and, as a result, some of our activities may also be subject to the laws of foreign jurisdictions. In particular, European data protection laws can be more restrictive regarding the collection and use of data than those in U.S. jurisdictions. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

  Advertising

        Even though we receive contractual protections from our advertising business partners with respect to their ads, we may nevertheless be subject to regulations concerning the content of ads. Federal and state laws governing intellectual property or other third-party rights could apply to the content of ads we place. Laws and regulations regarding unfair and deceptive advertising, sweepstakes, advertising to children, and other consumer protection regulations, may also apply to the ads we place on behalf of clients.

Employees

        As of December 31, 2011, we had 222 employees, of which 72 were primarily engaged in product and technology and 69 were engaged in sales and marketing. Substantially all of these employees are located in the United States. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

        Our principal offices occupy approximately 37,000 square feet of leased office space in Baltimore, Maryland pursuant to lease agreements that expire between September 2013 and April 2016. We also maintain offices in New York, New York; London, England; San Francisco, California; and Washington, DC. We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

        Streetspace, Inc. v. Google, Inc. et al. On August 23, 2010, plaintiff Streetspace, Inc. filed a complaint in the U.S. District Court for the Southern District of California, alleging patent infringement against a group of defendants including us. Plaintiff alleged that each of the defendants has infringed, and continues to infringe, plaintiff's patent. On September 12, 2011, the court granted the defendants' motion for change of venue and ordered the transfer of the case to the U.S. District Court for the Northern District of California. On September 15, 2011, the defendants jointly filed a request to reexamine plaintiff's claimed patent with the U.S. Patent and Trademark Office. On November 18, 2011, the Patent and Trademark Office granted the defendants' request, ordered a reexamination of the plaintiff's claimed patent, and rejected all of the plaintiff's patent claims from the first office action. The defendants filed a motion to stay the case, pending the reexamination, which motion was granted in February 2012.

        In re iPhone Application Litigation. On April 21, 2011, a class action complaint was filed in the U.S. District Court for the Northern District of California, on behalf of a putative class of plaintiffs made up of alleged Apple mobile device users. The complaint named Apple, Inc. as a defendant, along with eight other companies, including us. The plaintiffs alleged violations of the federal Computer Fraud and Abuse Act and included several California statutory and common law claims. The claims, in large part, were based upon allegations that the defendants collected, used or disclosed user information and data from Apple mobile devices, either without notice or consent, or that such activities lacked or exceeded authorization. On June 20, 2011, Apple, Inc. and the other defendants as a group each filed a motion to dismiss the complaint. On September 20, 2011, the court granted both motions to dismiss, granting the plaintiffs leave to file an amended complaint within sixty days. On November 21, 2011, the plaintiffs filed an amended complaint, and we were not named as a defendant.

        We may be subject to various other claims and legal actions arising in the ordinary course of business from time to time.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

        The following table sets forth information concerning our directors, executive officers and other key employees, including their ages as of March 1, 2012:

Name	Age	Position
Executive officers:
Paul Palmieri	41	President, Chief Executive Officer and Director
Chris Brandenburg	37	Executive Vice President and Chief Technology Officer
Stephen Root	43	Chief Operating Officer
Michael Avon	38	Executive Vice President and Chief Financial Officer
Other key employees:
Matt Gillis	39	Senior Vice President, Global Monetization Solutions
Andrew Jeanneret	47	Senior Vice President, Accounting and Controller
Ho Shin	43	General Counsel and Chief Privacy Officer
Marcus Startzel	41	General Manager, North America
Non-management directors:
Robert P. Goodman	51	Director
Arun Gupta	43	Director
Patrick J. Kerins	56	Director
Alan MacIntosh	49	Director
John D. Markley, Jr.	46	Director
Wenda Harris Millard	57	Director
James A. Tholen	52	Director
George Zachary	46	Director

Executive Officers

  Paul J. Palmieri

        Mr. Palmieri is a founder of our company and has served as our President and Chief Executive Officer and a member of our board of directors since our inception in May 2006. Prior to co-founding our company, from 2005 to 2006, Mr. Palmieri was a venture partner with Acta Wireless, an investment firm focused on companies in the telecommunications, internet and media sectors. From 2001 to 2005, Mr. Palmieri was executive director of data and multimedia services for Verizon Wireless. Earlier in his career, Mr. Palmieri held key management roles at Advertising.com, an online advertising company, as well as Tessco Technologies and American Personal Communications (now SprintNextel). Mr. Palmieri received a B.A. degree from Mount Saint Mary's College. The board of directors believes that Mr. Palmieri's knowledge of our company as our founder and his prior industry experience with wireless and mobile technology, advertising and media companies allow him to make valuable contributions to the board.

  Chris Brandenburg

        Mr. Brandenburg is a founder of our company and has served as our Executive Vice President and Chief Technology Officer since our inception in May 2006. Prior to co-founding our company, from 2000 to 2006, Mr. Brandenburg was senior director of engineering at Advertising.com. He previously served as a software engineer with Solipys Raytheon. Mr. Brandenburg received a M.S. degree from University of Maryland Baltimore County.

  Stephen Root

        Mr. Root has served as our Chief Operating Officer since November 2006. From 2004 to 2006, Mr. Root served as senior vice president of Time Warner Inc.'s AOL division. Prior to its acquisition by AOL, from 1999 to 2004, Mr. Root held several positions with Advertising.com, including chief operating officer at the end of his tenure with that company. Earlier in his career, Mr. Root held key management roles with Tessco Technologies and Procter & Gamble. Mr. Root received a B.S. degree from the Massachusetts Institute of Technology and an M.S. degree in control systems from Stanford University.

  Michael Avon

        Mr. Avon has served as our Executive Vice President and Chief Financial Officer since November 2009. From 2005 until joining our company, Mr. Avon was a principal at Columbia Capital, a venture capital firm focused on companies in the digital media and wireless industries. During his time at Columbia, Mr. Avon co-led that firm's investment in our company and served as an observer to our board of directors from 2006 to 2009. From 2002 to 2005, Mr. Avon was a venture capitalist with Toucan Capital, an investment firm focused on early-stage companies. From 2000 to 2002, Mr. Avon was director of business development at FOLIOfn, a financial consumer internet company. He began his career as a corporate finance and transactional attorney with the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Mr. Avon received his B.A. and J.D. degrees from the University of Virginia.

Other Key Employees

  Matt Gillis

        Mr. Gillis has served as our Senior Vice President of Global Monetization Solutions since August 2011 and previously served as our Senior Vice President of Business Development from August 2010 to August 2011. Before joining our company, from 2006 to August 2010, Mr. Gillis served as Executive Vice President of Publishing for Capcom Interactive, a mobile video game company, and from 2005 to 2006 he was Vice President of Business Development for Cosmic Infinity, a mobile video game developer, until its acquisition by Capcom Interactive. Earlier in his career, Mr. Gillis held managerial positions with Verizon Wireless and Bell Mobility. He received a B.A. degree from Wilfrid Laurier University.

  Andrew Jeanneret

        Mr. Jeanneret has served as our Senior Vice President of Accounting and Controller since October 2011. Prior to joining our company, from August 2010 to September 2011, Mr. Jeanneret was a financial accounting consultant. Mr. Jeanneret was previously with Dialysis Corporation of America, a publicly held provider of outpatient kidney dialysis services, where he served as vice president of finance beginning in July 2007 until his promotion to chief financial officer in March 2008, a position he held until August 2010. From October 2006 to May 2007, Mr. Jeanneret was vice president of HealthExtras, Inc., a publicly held provider of pharmacy benefit management. From 2004 to 2006, Mr. Jeanneret was vice president, controller and chief accounting officer of Guilford Pharmaceuticals Inc., a publicly held specialty pharmaceutical company that merged with MGI Pharma, Inc. in 2005. Mr. Jeanneret received his B.S. degree from Boston College and his M.B.A. degree from The George Washington University and is a Certified Public Accountant.

  Ho Shin

        Mr. Shin has served as our General Counsel and Chief Privacy Officer since February 2011. From November 2008 to January 2011, Mr. Shin served as general counsel of Octagon Athletes and Personalities, an athlete representation, sports marketing and event marketing company. From January 2000 to July 2008, Mr. Shin served in several legal and business roles with Advertising.com and AOL, including as general counsel of Advertising.com beginning in 2006. He began his legal career with the law firm of Arnold & Porter LLP and later served as a trial attorney with the U.S. Department of Justice. Mr. Shin received a B.S. degree from the University of Maryland and a J.D. degree from Georgetown University.

  Marcus Startzel

        Mr. Startzel has served as our General Manager, North America since February 2012 and previously as our Senior Vice President of Sales since February 2009. From January 2008 to January 2009, Mr. Startzel served as vice president of advertiser services for DigitalSports.com, a national network of local media companies focused on news coverage of high school sports. From 2002 to January 2008, Mr. Startzel served in a number of sales positions with Advertising.com, including regional vice president and vice president of sales. He received a B.S. degree from The United States Naval Academy, was a nuclear submarine officer in the U.S. Navy and is a Qualified Naval Nuclear Propulsion Engineer.

Non-management Directors

  Robert P. Goodman

        Mr. Goodman has served as a director of our company since June 2009. He is the founding partner of Bessemer Venture Partners' investment office in Larchmont, New York. Mr. Goodman is also a managing member of Deer Management Co. LLC, the management company for Bessemer Venture Partners' investment funds, including Bessemer Venture Partners VI L.P., Bessemer Venture Partners VI Institutional L.P. and Bessemer Venture Partners Co-Investment L.P. Prior to joining Bessemer in 1998, Mr. Goodman founded and served as the chief executive officer of two privately held telecommunications companies, Celcore and Boatphone, a group of cellular operating companies. Mr. Goodman is currently a member of the board of directors of Broadsoft, Inc., a publicly held technology company, and several private Bessemer portfolio companies. Mr. Goodman received a B.A. degree from Brown University and an M.B.A. degree from Columbia University. The board of directors believes that Mr. Goodman's experience in working with entrepreneurial companies, and his particular familiarity with technology companies, allow him to make valuable contributions to the board.

  Arun Gupta

        Mr. Gupta has served as a director of our company since May 2011. Since 2000, Mr. Gupta has been a partner with Columbia Capital, a communications, media and technology investment firm, and he serves on the boards of directors of several privately held Columbia Capital portfolio companies. Mr. Gupta received a B.S. degree in electrical engineering and an M.S. degree in engineering economic systems from Stanford University and an M.B.A. degree from Harvard Business School. The board of directors believes that Mr. Gupta's experience in working with entrepreneurial companies, and his particular familiarity with technology companies allow him to make valuable contributions to the board.

  Patrick Kerins

        Mr. Kerins has served as a director of our company since November 2009. Since 2006, Mr. Kerins has been a general partner with New Enterprise Associates, Inc., or NEA, a venture capital firm. From 1997 to 2006, he was general partner of Grotech Capital Group, a venture capital firm. Prior to Grotech, Mr. Kerins was an investment banker with Alex. Brown & Sons, focusing on high-technology companies. Mr. Kerins currently serves on the boards of directors of a number of privately held portfolio companies of NEA and is chairman emeritus of the Mid-Atlantic Venture Association. He received a B.S. degree from Villanova University and an M.B.A. degree from Harvard Business School. The board of directors believes that Mr. Kerins's broad investment experience in the information technology industry allow him to make valuable contributions to the board.

  Alan MacIntosh

        Mr. MacIntosh has served as a member of our board of directors since July 2006. In 2004, Mr. MacIntosh co-founded and has since served as managing partner of Acta Wireless, an investment firm focused on the wireless technology and telecommunications industries, which was instrumental in the founding of our company. He also currently serves as general partner of Real Ventures, a Montreal-based venture fund. In 1997, Mr. MacIntosh co-founded GSM Capital, a global wireless venture fund, and served as senior partner until 2003. Mr. MacIntosh currently serves on the boards of directors of a number of privately held portfolio companies. Mr. MacIntosh received a B.Sc. degree from Heriot-Watt University and an M.B.A. degree from INSEAD. The board of directors believes that Mr. MacIntosh's extensive international experience working with innovative technology-related businesses allow him to make valuable contributions to the board.

  John D. Markley, Jr.

        Mr. Markley has served as a director of our company since July 2006. Mr. Markley has served as Managing Director of Bear Creek Capital Management, an investment firm focused on public and private companies in the communications, media and technology industries, since 2009. From 1996 to 2009, Mr. Markley was a partner at Columbia Capital, a venture capital firm. Prior to Columbia Capital, Mr. Markley was at the Federal Communications Commission, where he developed U.S. government spectrum policy, and with Kidder, Peabody, an investment firm. Mr. Markley is currently a director of Charter Communications, Inc. and Broadsoft, Inc., both publicly traded companies. Mr. Markley received a B.A. degree from Washington & Lee University and an M.B.A. degree from Harvard Business School. The board of directors believes that Mr. Markley's experience in working with entrepreneurial companies, his particular familiarity with technology companies, his finance experience and his significant knowledge of our company allow him to make valuable contributions to the board.

  Wenda Harris Millard

        Ms. Millard has served as a director of our company since May 2009. Since April 2009, she has served as president and chief operating officer of MediaLink LLC, a strategic advisory and business development firm that provides counsel to the media, advertising and entertainment industries. From July 2007 to April 2009, she served as president of media for Martha Stewart Living Omnimedia, Inc. and as co-chief executive officer from June 2008 to April 2009. From June 2004 to July 2007, she also served as a member of the board of directors of Martha Stewart Living Omnimedia. From 2001 to 2007, Ms. Millard was the chief sales officer of Yahoo! Inc. From 2000 to 2001, she was chief internet officer at Ziff Davis Media and president of Ziff Davis Internet. From 1996 to 2000, Ms. Millard was executive vice president and one of the founding members of DoubleClick. Ms. Millard received a B.A. degree from Trinity College and an M.B.A. degree from Harvard Business School. The board of directors believes that Ms. Millard's broad experience in the media and digital advertising industries allow her to make valuable contributions to the board.

  James A. Tholen

        Mr. Tholen has served as a director of our company since May 2011. He has served as the chief financial officer of Broadsoft, Inc., a publicly held technology company, since July 2007. Between January 2006 and July 2007, Mr. Tholen was engaged in consulting, advisory and investing activities. From January 2003 to January 2006, Mr. Tholen served as both chief financial officer and chief operating officer at Network Security Technologies, Inc., or NetSec, a managed and professional security services company acquired by MCI, Inc., now part of Verizon. Prior to joining NetSec, he served as chief strategy officer and chief financial officer for CareerBuilder, Inc. and was a member of that company's board of directors. Mr. Tholen received a B.S. degree from Davidson College and an M.B.A. degree from Yale University. The board of directors believes that Mr. Tholen's industry and finance experience with technology companies, and his particular experience as chief financial officer of a public company, allow him to make valuable contributions to the board.

  George Zachary

        Mr. Zachary has served as a director of our company since November 2007. Since 2004, Mr. Zachary has been a general partner with Charles River Ventures, a venture capital firm. Previously, Mr. Zachary was a general partner with Mohr Davidow Ventures, an investment firm, where he focused on software and internet technology companies. Mr. Zachary received a joint B.S. degree from the Massachusetts Institute of Technology and the MIT Sloan School of Business. The board of directors believes that Mr. Zachary's experience in working with a number of successful entrepreneurial companies allow him to make valuable contributions to the board.

Board Composition

        Our board of directors currently consists of nine members. Each director is currently elected to the board for a one-year term, to serve until the election and qualification of successor directors at the annual meeting of stockholders, or until the director's earlier removal, resignation or death.

        Our directors currently serve on the board pursuant to the voting provisions of a fourth amended and restated voting agreement between us and several of our stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

        In accordance with our amended and restated certificate of incorporation, which will be in effect immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  Class I, which will consist of Mr. Palmieri, Ms. Millard and Mr. Zachary, and whose term will expire at our first annual meeting of stockholders to be held after the completion of this offering;

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  Class II, which will consist of Messrs. Goodman, Gupta and Kerins, and whose term will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

  •
  Class III, which will consist of Messrs. MacIntosh, Markley and Tholen, and whose term will expire at our third annual meeting of stockholders to be held after the completion of this offering.

        Our amended and restated bylaws, which will become effective upon completion of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

        Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his responsibilities. Based upon information requested from and provided by each director concerning such director's background, employment and affiliations, including family relationships, our board of directors has determined that Ms. Millard and Messrs. Kerins, Goodman, Zachary, Markley, MacIntosh, Tholen and Gupta, representing eight of our nine directors, are

"independent directors" as defined under the listing requirements and rules of the New York Stock Exchange and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, the board may establish other committees to facilitate the management of our business.

  Audit Committee

        Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent registered public accountants. Our audit committee consists of three directors, Messrs. Tholen, MacIntosh and Markley, and our board of directors has determined that each of them satisfies the independence requirements under the New York Stock Exchange listing standards and Rule 10A-3(b)(1) of the Exchange Act. Mr. Tholen is the chairman of the audit committee and our board of directors has determined that Mr. Tholen is an "audit committee financial expert" as defined by SEC rules and regulations. We intend to continue to evaluate the requirements applicable to us and we intend to comply with the future requirements to the extent that they become applicable to our audit committee. The principal duties and responsibilities of our audit committee include:

  •
  appointing and retaining an independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor's work and determining the independent auditor's compensation;

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  approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

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  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor's review of our quarterly consolidated financial statements; and

  •
  conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices.

  Compensation Committee

        Our compensation committee reviews and determines the compensation of all our executive officers. Our compensation committee consists of three directors, Messrs. Kerins and Goodman and Ms. Millard. Each of Messrs. Kerins and Goodman is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, or the Code. Mr. Kerins is the chairman of the compensation committee. Our board of directors has determined that the composition of our compensation committee satisfies the applicable independence requirements under, and the functioning of our compensation committee complies with the applicable requirements of, the listing rules of the New York Stock Exchange and SEC rules and regulations. The compensation committee has a performance compensation subcommittee, consisting of Messrs. Kerins and Goodman, to which it has delegated the responsibility for approving transactions between us and our officers and directors that are within the scope of Rule 16b-3 and compensation that is intended to be "performance-based compensation" within the scope of Section 162(m). We intend to continue to evaluate and intend to comply with all future requirements applicable to our compensation committee. The principal duties and responsibilities of our compensation committee include:

  •
  establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer's compensation, including incentive-based and equity-based compensation, based on that evaluation;

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  setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

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  exercising administrative authority under our stock plans and employee benefit plans;

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  establishing policies and making recommendations to our board of directors regarding director compensation;

  •
  reviewing and discussing with management the compensation discussion and analysis that we are required to include in SEC filings; and

  •
  preparing a compensation committee report on executive compensation as required by the SEC to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

  Nominating and Corporate Governance Committee

        The nominating and corporate governance committee consists of three directors, Messrs. MacIntosh, Gupta and Zachary. Mr. MacIntosh is the chairman of the nominating and corporate governance committee. Our board of directors has determined that the composition of our nominating and corporate governance committee satisfies the applicable independence requirements under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, New York Stock Exchange listing requirements and SEC rules and regulations. We will continue to evaluate and will comply with all future requirements applicable to our nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

  •
  assessing the need for new directors and identifying individuals qualified to become directors;

  •
  recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

  •
  assessing individual director performance, participation and qualifications;

  •
  developing and recommending to the board corporate governance principles;

  •
  monitoring the effectiveness of the board and the quality of the relationship between management and the board; and

  •
  overseeing an annual evaluation of the board's performance.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

        We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.millennialmedia.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

        None of our directors who currently serve as members of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

        We currently pay meeting fees to our directors who are not employees or affiliated with our largest venture capital firm investors. We pay these independent directors, Ms. Millard and Messrs. Markley, MacIntosh and Tholen, $2,500 for each board meeting attended in person and $1,000 for each board meeting attended telephonically. We pay separate fees for committee meetings attended, unless the committee meeting is held in conjunction with a board meeting.

        We also grant options to these independent directors upon joining our board.

        Other than the cash meeting fees and option grants, directors are not entitled to receive any compensation in connection with their service on our board of directors, except for reimbursement of direct expenses incurred in connection with attending meetings of the board or committees thereof.

        We expect that our board of directors will adopt a director compensation policy for non-employee directors following the closing of this offering.

2011 Director Compensation Table

        The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended December 31, 2011 by our directors who were not also our employees. Paul Palmieri, our President and Chief Executive Officer, is also a director but does not receive any additional compensation for his services as a director. Mr. Palmieri's compensation as an executive officer is set forth below under "Executive Compensation—Summary Compensation Table."

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Robert P. Goodman	—	—	—
Arun Gupta	—	—	—
Patrick J. Kerins	—	—	—
Alan MacIntosh	8,000	—	8,000
John D. Markley, Jr.	4,500	181,192	185,692
Wenda Harris Millard	5,500	—	5,500
James A. Tholen	14,000	260,685	274,685
George Zachary	—	—	—

    (1)
    Each of Mr. Markley and Mr. Tholen received one option grant during the year ended December 31, 2011. This column reflects the full grant date fair value for options granted during the year as measured pursuant to Accounting Standards Codification (ASC) Topic 718 as stock-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 10 to our consolidated financial statements included in this prospectus.

    (2)
    The table below shows the aggregate number of option awards outstanding for each of our non-employee directors as of December 31, 2011:

Name	Aggregate Option Awards Outstanding (#)
Alan MacIntosh	64,558	(1)
John D. Markley, Jr.	92,025	(2)
Wenda Harris Millard	522,000	(3)
James A. Tholen	184,051	(2)

    (1)
    This option is fully vested as of December 31, 2011.

    (2)
    This option vests in 36 monthly installments through May 2014, subject to the director's continuous service as of the vesting date.

    (3)
    This option vests in 36 monthly installments through May 2012, subject to the director's continuous service as of the vesting date.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The compensation provided to our "named executive officers" for 2011 is set forth in detail in the 2011 Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made for compensation in respect of 2011 for each of our named executive officers, as reflected in the tables and the narratives. Our named executive officers for 2011 are:

  •
  Paul J. Palmieri, President and Chief Executive Officer;

  •
  Chris Brandenburg, Executive Vice President and Chief Technology Officer;

  •
  Stephen T. Root, Chief Operating Officer; and

  •
  Michael Avon, Executive Vice President and Chief Financial Officer.

  Executive Compensation Philosophy, Objectives and Design

        Philosophy. We operate in a new and rapidly evolving industry sector. To succeed in this environment, we must continually attract new clients and maintain current client relationships, achieve results that meet our clients' objectives, continue to develop and upgrade our technologies, implement our business model, manage our expanding operations, maintain our reputation and build trust with our clients. To achieve these objectives, we need to attract and retain a highly talented team of sales, information technology, marketing, business development and administrative professionals. We also expect our team to possess and demonstrate strong leadership capabilities.

        Objectives. We design our executive compensation programs to achieve the following objectives:

  •
  attract and retain talented and experienced executive officers, whose knowledge, skills and performance are critical to our success;

  •
  motivate these executive officers to achieve our business objectives and uphold our core values;

  •
  promote teamwork while also recognizing the role each executive plays in our success; and

  •
  align the interests of our executive officers and stockholders.

        Design. Our total compensation package for our executive team consists of a combination of base salary, bonuses, option grants under our long-term equity incentive plan, and severance and change in control benefits. As a privately held company, we recognize that our executives are taking a risk on the value of any equity holdings, and to maintain an attractive compensation program, we need to offer cash compensation in the form of (i) base salaries, which provide compensation for day-to-day responsibilities, and (ii) annual bonus opportunities, which provide incentives to achieve our shorter-term objectives. We have also sought to ensure that our executive officers have meaningful equity holdings and equity compensation opportunities, which focuses our executive officers on achieving our longer term strategic and financial goals, while conserving cash during our early years and aligning the long-term interests of our executive team with those of our stockholders. We have also provided limited severance and change in control benefits to allow our executive officers to focus on pursuing business strategies that, while in the best interest of our stockholders, may result in a disruption in their normal employment.

        We do not have any specific formulas for determining compensation increases or award sizes. We do not affirmatively set out in any given year, or with respect to any given new hire package, to apportion compensation in any specific ratio between cash and equity, or between long-term and short-term compensation. Rather, total compensation may skew more heavily toward either cash or equity, or long-term or short-term compensation, as a result of the factors described below.

  Compensation-Setting Process

        Role of Our Compensation Committee. During 2011, our compensation committee was responsible for overseeing our executive compensation program, including determining and approving the compensation arrangements for our executive officers, including base salary levels, annual bonus payouts and equity, and executing executive compensation decisions. Unless otherwise stated, the discussion and analysis below is based on decisions by our compensation committee.

        Our compensation committee considered the following factors when determining executive compensation for 2011, as further explained in the discussions of each compensation element below:

  •
  the experiences and knowledge of our compensation committee members regarding appropriate levels of executive compensation;

  •
  the recommendations of our Chief Executive Officer;

  •
  corporate and individual performance, including adherence to our core values;

  •
  individual negotiations with executive officers;

  •
  the executive's existing equity award and stock holdings; and

  •
  the potential dilutive effect of new equity awards on our stockholders.

        Role of Management. Our Chief Executive Officer worked closely with members of our compensation committee in determining compensation for our named executive officers in 2011. Our Chief Executive Officer reviews and evaluates the performance of the other executive officers and, based on those evaluations, makes recommendations to our compensation committee for each element of compensation. Our Chief Executive Officer also works with our Chief Financial Officer and our Chief Operating Officer to recommend the structure of the annual cash bonus program and to evaluate the performance of our company against selected metrics. From time to time, our Chief Executive Officer and our Chief Financial Officer attend meetings or portions of meetings of the compensation committee to present information and answer questions. No executive officer participated directly in the final determinations regarding the amount of any component of his own compensation package.

        Role of Compensation Consultant. In December 2011, in preparation for this offering, our compensation committee retained Connell & Partners, a national compensation consulting firm, to provide executive compensation advisory services. Specifically, we have engaged Connell to:

  •
  suggest a peer company group composed of public companies with revenues, market capitalization and employee populations comparable to us; and

  •
  conduct an executive compensation assessment analyzing the current cash and equity compensation of our executive team against compensation for similarly situated executives at our peer group companies.

        We have paid Connell for its services, but our management does not have the ability to direct Connell's work. To date, Connell has not been present at the deliberations of our compensation committee.

        No Peer Group. Prior to this offering, we did not utilize a peer group of companies in setting compensation and we did not benchmark our compensation to a specific level of compensation. Instead, we relied heavily on the business judgment of our compensation committee members and our named executive officers, including their knowledge and experience with the hiring of more than two hundred employees by our company in the last five years, and negotiations with the new hire candidates, in determining compensation levels that would allow us to compete in hiring and retaining the best possible talent.

  Executive Compensation Program Components

        Base Salary. We provide base salary as a fixed source of compensation to balance the uncertainty of having a meaningful portion of our executives' compensation "at risk" in the form of equity of a privately held company. Our compensation committee recognizes the importance of base salaries as an element of compensation that helps to attract highly qualified executive talent.

        In 2011, our Chief Executive Officer recommended, and our compensation committee approved without change, an increase in Mr. Brandenburg's 2010 base salary from $192,500 to $209,000, effective as of January 1, 2011. Our compensation committee approved this increase based on Mr. Brandenburg's role in leading the evolution of our SDKs and our mmDev developer self-service portal and tools in 2010, both of which were instrumental in achieving our strategic initiative focused on building solutions for developers. Our compensation committee decided not to adjust base salaries for our other executive officers in 2011 from prior years based on its determination that the overall compensation packages for these officers, including their existing equity holdings, appropriately met our compensation objectives. Accordingly, our executive officer's 2011 base salaries remained at $220,000 for Mr. Palmieri and $209,000 for Messrs. Root and Avon.

        In March 2012, our compensation committee approved increases in the named executive officers' salaries, effective upon the completion of this offering, to $325,000 for Mr. Palmieri and $240,000 for Messrs. Brandenburg, Root and Avon.

        Cash Bonuses. In March 2011, our Chief Executive Officer presented to our compensation committee, and our compensation committee approved as presented, an employee cash bonus program for 2011, or our 2011 bonus program, for all of our bonus-eligible employees, including our executive officers. Our 2011 bonus program is designed to reward individual performance, as well as company-wide achievement of specified levels of GAAP revenue and non-GAAP adjusted EBITDA. We believed that these metrics would be key measurements of our success in 2011 and would most directly influence stockholder value. For a reconciliation of adjusted EBITDA to net loss, the most comparable GAAP measurement, see "Selected Consolidated Financial Data—Adjusted EBITDA."

        In connection with adopting the 2011 bonus program, our Chief Executive Officer recommended, and our compensation committee approved as presented, the target bonus amount, expressed as a percentage of base salary, for each of our executives. We approved an increase in Mr. Brandenburg's target bonus amount from 50% to 60% based on Mr. Brandenburg's role in leading the evolution of our SDK and mmDev developer tools in 2010. Our compensation committee did not adjust the target bonus amounts for our other executive officers in 2011 from prior years, based on its determination that the existing target bonus levels appropriately met our compensation goals. Accordingly, our executive officer's 2011 target bonus amounts continued to be 75% for Mr. Palmieri and 60% for Messrs. Root and Avon.

        The 2011 bonus program, as applicable to the named executive officers, operates as a pool. The pool will not be funded unless we achieve at least 90% of our GAAP revenue target and 100% of our adjusted EBITDA target. At the minimum achievement levels, the pool is funded at 50% of the aggregate target bonus amounts for the participants. At 100% achievement of the GAAP revenue target, the pool is funded at 100% of the aggregate target bonus amounts. The maximum funding of 130% of target bonus amounts occurs at 130% achievement of the GAAP revenue target. The pool size scales linearly between these points. No increase in funding occurs for achievement in excess of 100% of our adjusted EBITDA target.

        Once the pool under the 2011 bonus program is determined, the actual bonus amount for each executive, other than the Chief Executive Officer, is first proposed by the Chief Executive Officer and presented by him to the committee. The committee then determines the actual bonus amounts in its sole discretion. In the case of the bonus for the Chief Executive Officer, the committee determines the bonus in its sole discretion.

        In making his recommendation about the individual executive bonuses other than his own, our Chief Executive Officer reviews each executive's performance with respect to leadership, business leverage, results and teamwork. For leadership, he considers the executive's ability to inspire others to achieve our shared objectives and uphold our core values—mobility, agility, accountability, integrity, motivation and innovation. For business leverage, he considers the executive's productivity. For results, he considers the executive's span of control, scope of responsibility and overall contribution to achievement of our goals. For teamwork, he considers the executive's ability to cooperate and build relationships with others such that our overall executive team achieves its objectives. Our Chief Executive Officer's recommendations are generally based on his overall subjective assessment of the individual's performance, with no single factor being determinative in his recommendation.

        The 2011 bonus program contemplated that our compensation committee, in the first quarter of 2012, would review our performance against our corporate performance metrics, determine the funding of the bonus pool and make final bonus determinations. However, in anticipation of this offering, the committee determined that it was appropriate to make its bonus determinations before year end. Accordingly, in late December 2011, the committee requested that our Chief Financial Officer develop a projection of full-year GAAP revenue and adjusted EBITDA. The adjusted EBITDA in these projections exceeded the target adjusted EBITDA, and the projected GAAP revenue was at a level that would result in the bonus pool for the named executive officers being funded at approximately 118% of the target. The Chief Executive Officer provided the compensation committee with a comparison between funding the executive pool at 118% and 120%. The committee then decided to fund the executive bonus pool at 120% based on its view that we had experienced strong performance in 2011. The Chief Executive Officer then conducted his assessment of each of the other executive's performance and recommended that each of the other three executives receive a bonus equal to 120% of his target bonus. The committee accepted the Chief Executive Officer's recommendation with respect to the other named executive officers. The compensation committee then considered the appropriate bonus percentage for Mr. Palmieri. Based on the view of the committee that Mr. Palmieri had provided superior leadership to our company, including in overseeing our preparations for this offering, the committee determined that Mr. Palmieri's bonus should be equal to 95% of his base salary, or approximately 127% of his target bonus.

        Based on the considerations described above, our compensation committee approved the following bonuses for our named executive officers for 2011, which amounts are also included in the 2011 Summary Compensation Table below:

Name	Target Bonus as a Percentage of Base Salary	Actual Bonus Amount	Actual Bonus Amount as a Percentage of Base Salary	Actual Bonus Amount as a Percentage of Target Bonus
Paul Palmieri	75%	$210,000	95%	127%
Chris Brandenburg	60	150,480	72	120
Stephen Root	60	150,480	72	120
Michael Avon	60	150,480	72	120

        In March 2012, our compensation committee adopted an incentive bonus plan for 2012 for our executives, including our named executive officers. Under the bonus plan, the compensation committee established a target bonus amount for each of the named executive officers, expressed as a percentage of base salary, that would become payable upon the achievement of corporate performance metrics, including revenue and EBITDA, as well as individual performance results.

        Equity Compensation. We believe that if our executive officers own shares of our common stock or other equity-based holdings with values that are significant to them, they will have an incentive to act to maximize long-term stockholder value instead of short-term gain. We also believe that equity compensation is an integral component of our efforts to attract and retain exceptional executives, senior management and employees. In recent years, we have relied on stock options granted under our 2006 Equity Incentive Plan as the principal component of our equity compensation program. We believe this approach allows us to attract and retain key talent in our industry and aligns our executive team's interests with the long-term interests of our company and our stockholders.

        Under our 2006 Equity Incentive Plan, we have granted stock options with an exercise price not less than the fair market value of our common stock on the date of grant. These options have value only if the fair market value of our common stock increases over time. Typically, the stock options granted to our employees, including our executive officers, vest over four years, allowing them to serve as an effective retention tool while also motivating these executive officers to work toward corporate objectives that provide a meaningful return to our stockholders. However, from time to time, our compensation committee has approved executive grants of options containing accelerated vesting provisions upon termination without cause and resignation for good reason, as well as upon material change in control transactions. Our compensation committee believes these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our compensation committee members, and allow us to attract and retain highly qualified executive officers. In addition, we believe these accelerated vesting provisions will allow our executive officers to focus on closing a transaction that may be in the best interest of our stockholders even though the transaction may otherwise result in a termination of their employment and, absent such accelerated vesting, a forfeiture of their unvested equity awards. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under "—Potential Payments upon Termination of Employment and in Connection with Change in Control Arrangements."

        In 2011, our compensation committee did not make any new equity grants to Messrs. Palmieri, Brandenburg or Avon. The compensation committee was aware of the significant existing equity holdings of each of these three executives, including the substantial common stock holdings of Messrs. Palmieri and Brandenburg, and the recent 2009 option grant to Mr. Avon in connection with the commencement of his employment with us. The compensation committee determined that no additional awards were necessary to meet our compensation goals for 2011 with respect to these three officers. However, in March 2011, on the recommendation of our Chief Executive Officer, our compensation committee granted Mr. Root an option to purchase 360,740 shares of our common stock. The compensation committee determined, based on its members' experiences and individual knowledge, that this size of award was necessary to provide the necessary incentives to motivate and retain Mr. Root, given his key role in our company.

        Our compensation committee has approved a grant of restricted stock units to Mr. Avon with a fair value of $225,000 effective upon the closing of this offering. These restricted stock units will vest in full six months after the date of this prospectus or upon Mr. Avon's earlier termination without cause or resignation for good reason.

        Stock Repurchase. In December 2010, in connection with our Series D preferred stock financing in which we raised gross proceeds of $27.5 million, our board of directors authorized us to repurchase vested shares of our common stock from Messrs. Palmieri, Brandenburg and Root, in the respective amounts set forth in the table below, at a purchase price of $3.2572 per share. The purchase price per share was equal to the purchase price of the Series D preferred stock that had been negotiated with the Series D investors. The board acknowledged that this repurchase price reflected a premium of approximately $0.50 per share over the board's determination of our then-current fair market value per share of our common stock of $2.75 per share. The use of $7.5 million of the $27.5 million in proceeds for the stock repurchase had been specifically contemplated as part of the Series D preferred stock financing and was included in the letter of intent with the investors for the financing executed in early December 2010. Our board of directors decided to authorize the repurchase generally to allow our executive officers to recognize limited liquidity with respect to their equity holdings. Our board authorized the repurchase at a premium in recognition of the executives' long-term commitment to our company and their material role in our growth over the prior four years, and we have treated the premium as compensation for accounting and tax purposes. The repurchase was completed in December 2010 for Messrs. Palmieri and Brandenburg. To participate in the repurchase, Mr. Root exercised vested stock options in early January 2011, and the repurchase of the shares he received upon exercise occurred at that time.

Name	Number of Shares Repurchased	Aggregate Compensation Income(1)
Paul Palmieri(2)	1,101,006	$558,430
Chris Brandenburg(2)	900,823	456,897
Stephen Root	300,761	152,546

Total	2,302,590	$1,167,873

    (1)
    Equal to $0.5072 per share repurchased, representing the excess of the per-share purchase price of $3.2572 over the fair value of our common stock of $2.75 per share at the time of the transaction.

    (2)
    The compensation income recognized by Messrs. Palmieri and Brandenburg is not included in the 2011 Summary Compensation Table because their repurchases were completed in 2010.

  Post-Employment and Change in Control Compensation

        The initial terms and conditions of employment for each of our executive officers are set forth in key employee agreements. These key employee agreements provide for payment of continued salary and health insurance premiums for the first six months following either a termination without cause or resignation for good reason, in exchange for a release of claims. Messrs. Root's and Avon's key employee agreements also provide for accelerated vesting of specified equity awards in connection with a change in control. We have also granted stock options to each of our executive officers that provide for accelerated vesting of equity awards in connection with a change in control or the executive's termination without cause or resignation for good reason following a change in control.

        The amount and terms of these benefits reflect the negotiations of each of our executive officers with us. We consider these severance and change in control benefits critical to attracting and retaining high caliber executives and the compensation committee believes, based on their experiences, that these benefits are comparable to benefits provided to similarly situated executives at other private companies. We believe that appropriately structured severance benefits, including accelerated vesting provisions, minimize the distractions and reduce the risk that an executive voluntarily terminates his employment with us during times of uncertainty, such as before an acquisition is completed. We believe that our existing arrangements allow each executive officer to focus on continuing normal business operations and, for change in control benefits, on the success of a potential business combination, rather than on how business decisions that may be in the best interest of our stockholders will impact his own financial security.

        For a summary of the material terms and conditions of the severance and change in control arrangements, see "—Potential Payments upon Termination of Employment and in Connection with Change in Control Arrangements."

  Employee Benefits

        Our executive officers are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as all other U.S. full-time employees. We provide standard health, dental, vision, life and disability insurance benefits to eligible employees. We also offer a broad-based 401(k) plan to eligible employees, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad based employee benefits provided at the companies with whom we compete for talent and are important to attracting and retaining qualified employees.

        We offer only limited perquisites to our executive officers. In considering potential perquisites, we consider the cost to us as compared to the value of providing these perquisites. In 2011, we reimbursed Mr. Palmieri $10,200 toward the cost of secondary office space he leases near his home for company business and paid the costs of a business club membership for Mr. Palmieri, which he uses primarily for business purposes, of approximately $15,000. We believe these expenses are reasonable and appropriate, consistent with expenses covered by other companies for their chief executives and in the best interest of our company and our stockholders.

  Equity Granting Policies

        We encourage our executive officers to hold a significant equity interest in our company, but we have not set specific ownership guidelines.

        We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information.

        In the absence of a public trading market for our common stock, our board of directors and our compensation committee have historically determined the fair market value of our common stock based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the enterprise values of comparable companies, our cash needs, operating losses, market conditions, material risks to our business and valuation reports obtained from independent valuation firms.

  Tax and Accounting Considerations

        Deductibility of Executive Compensation. Section 162(m) of the Code limits the amount that a public company may deduct from federal income taxes for remuneration paid to executive officers, other than the chief financial officer, to $1.0 million each per year, unless specified requirements are met. Section 162(m) provides an exception from this deduction limitation for specified forms of "performance-based compensation," including the gain recognized by executive officers upon the exercise of compensatory stock options that are granted in accordance with the rules under Section 162(m). While our compensation committee is mindful of the benefit to us and our stockholders of the full deductibility of compensation, our compensation committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that the board believes will best promote our corporate objectives. Accordingly, we have not adopted a policy that requires that all compensation be deductible.

        Taxation of "Parachute" Payments and Deferred Compensation. Sections 280G and 4999 of the Code provide that specified service providers, including officers and directors, may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceed prescribed limits, and that their employer, a successor, or both, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on a service provider, including officers, if the service provider receives "deferred compensation" that does not meet the requirements of Section 409A of the Code. We have not provided any named executive officer with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2011, and we have not agreed and are not otherwise obligated to do so.

        Accounting Treatment. Current U.S. authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for share-based payment awards made to employees and directors, including stock options, based on the grant date "fair value" of these awards and to recognize this expense over the period during which the holder vests in the award. This calculation is performed for accounting purposes and is reported in the compensation tables below, even though our executive officers may never realize any value from their awards. The accounting impact of our equity compensation program is one of many factors that the compensation committee may consider in determining the size and structure of our program.

  Compensation Recovery Policies

        Our board and our compensation committee have not determined whether they would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by our compensation committee. However, as a public company subject to Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and will adopt a compensation recovery policy once final regulations on the subject have been adopted.

  Compensation Risk Assessment

        In connection with this offering, our compensation committee expects to review the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our material plans and programs operate within our larger corporate governance and review structure that serves and supports risk mitigation.

2011 Summary Compensation Table

        The following table sets forth information regarding compensation earned by each of our named executive officers during the year ended December 31, 2011.

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Paul J. Palmieri, President and Chief Executive Officer(2)	220,000	210,000	—	25,439(3)	455,439
Chris Brandenburg, Executive Vice President and Chief Technology Officer	209,000	150,480	—	—	359,480
Stephen Root, Chief Operating Officer	209,000	150,480	469,991	152,546(4)	982,017
Michael Avon, Executive Vice President and Chief Financial Officer	209,000	150,480	—	—	359,480

    (1)
    This column reflects the full grant date fair value for options granted during the year as measured pursuant to ASC Topic 718 as stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note 10 to our consolidated financial statements included in this prospectus.

    (2)
    Mr. Palmieri is also a member of our board of directors but does not receive any additional compensation in his capacity as a director.

    (3)
    Represents payments in the aggregate amount of $10,200 to Mr. Palmieri for the cost of secondary office space and $15,239 in costs associated with a business club membership.

    (4)
    Represents compensation income recognized by Mr. Root in connection with our repurchase of 300,761 shares of our common stock from him, as described in more detail in "Compensation Discussion and Analysis—Executive Compensation Program Components—Stock Repurchase." Similar stock repurchases were completed for Messrs. Palmieri and Brandenburg in December 2010, but because those repurchases were completed in 2010, the compensation income recognized by those officers is not required to be disclosed in this 2011 Summary Compensation Table.

Grants of Plan-Based Awards During 2011

        The following table provides information with regard to each stock option award granted to each named executive officer under our equity incentive plans during 2011.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Option Awards ($)
Paul Palmieri	—	—	—	—
Chris Brandenburg	—	—	—	—
Stephen Root	3/22/2011	360,740	2.75	469,991
Michael Avon	—	—	—	—

Outstanding Equity Awards at End of 2011

        The following table provides information about outstanding stock options held by each of our named executive officers at December 31, 2011. All of these options were granted under our 2006 equity incentive plan. Our named executive officers did not hold any restricted stock or other stock awards at the end of 2011.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Paul Palmieri	6,875	(1)	3,125	0.736	03/30/2019
Chris Brandenburg	6,875	(2)	3,125	0.736	03/30/2019
Stephen Root	52,000	(3)	—	0.042	11/14/2016
	1,921,619	(4)	—	0.108	06/12/2017
	30,937	(5)	14,063	0.736	03/30/2019
	—	(6)	360,740	2.75	03/21/2021
Michael Avon	386,673	(7)	355,741	0.76	11/30/2019

    (1)
    25% of the total shares underlying this option vested on March 31, 2010. The remaining shares vest 1/48th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

    (2)
    25% of the total shares underlying this option vested on March 31, 2010. The remaining shares vest 1/48th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

    (3)
    12.5% of the total shares underlying this option vested quarterly starting on February 15, 2007.

    (4)
    25% of the total shares underlying this option vested on April 23, 2008. The remaining shares vested 1/48th monthly over 36 months thereafter.

    (5)
    25% of the total shares underlying this option vested on March 31, 2010. The remaining shares vest 1/48th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

    (6)
    25% of the total shares underlying this option vest on April 1, 2012. The remaining shares vest 1/48th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

    (7)
    25% of the total shares underlying this option vested on November 9, 2010. The remaining shares vest 1/48th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

Stock Option Exercises During 2011

        The following table shows information regarding options that were exercised by our named executive officers during the year ended December 31, 2011. Our named executive officers did not have any stock awards that vested in 2011.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Paul Palmieri	—	—
Chris Brandenburg	—	—
Stephen Root	300,761	794,611
Michael Avon	—	—

    (1)
    The aggregate dollar amount realized upon the exercise of the option represents the amount by which the aggregate market price of the shares of our common stock on the date of exercise, as calculated using a per share value of $2.75, which is the assumed fair value as of the date of exercise, exceeds the aggregate exercise price of the option, as calculated using a per share exercise price of $0.108. This amount excludes additional compensation recognized by Mr. Root in connection with the repurchase of the shares received upon exercise of this option, as described under ``Compensation Discussion and Analysis—Executive Compensation Program Components—Stock Repurchase."

Pension Benefits

        Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2011.

Nonqualified Deferred Compensation

        Our named executive officers did not earn any nonqualified deferred compensation benefits from us during 2011.

Potential Payments upon Termination of Employment and in Connection with Change in Control Arrangements

        We believe that reasonable severance benefits for our named executive officers are important because it may be difficult for them to find comparable employment within a short period of time. We also believe that it is important to protect our named executive officers in the event of a change in control transaction involving our company, as a result of which such officers might have their employment terminated. In addition, we believe that the interests of management should be aligned with those of our stockholders as much as possible, and we believe that providing protection upon a change in control is an appropriate counter to any disincentive such officers might otherwise perceive in regard to transactions that may be in the best interest of our stockholders. As a result of these considerations by our compensation committee, the employment agreements with our named executive officers provide for specified benefits to be paid if the executives are terminated under specified conditions or in connection with a change in control of our company.

  Paul Palmieri

        Under the key employee agreement between us and Mr. Palmieri, effective July 21, 2006, and amended and restated in connection with this offering, if Mr. Palmieri is terminated by the company without cause, and other than as a result of death or disability, or resigns for good reason, he will receive (i) continuation of base salary for six months, and (ii) payment of that portion of healthcare premiums that the company was paying prior to the effective date of termination for six months, subject to him signing a release of claims. Additionally, under the stock option grant notice for an option to purchase 10,000 shares of our common stock granted on March 31, 2009, Mr. Palmieri is entitled to (i) acceleration of 50% of the then-unvested shares of stock subject to the option upon a change in control, and (ii) acceleration of 100% of the then-unvested shares of stock subject to the option if he is terminated by the company without cause or resigns for good reason within one month prior to or 12 months after a change in control.

        The following table sets forth quantitative estimates of the maximum payments that Mr. Palmieri would have received in the event of his termination or upon a change in control, assuming the event took place on December 31, 2011.

Termination or Change in Control Event	Salary Continuation		Continued Benefits		Equity Acceleration(1)		Total
Involuntary termination	$110,000	(2)	$4,494	(3)	—		$114,494
Change in control and involuntary termination	110,000	(2)	4,494	(3)	$16,450	(4)	130,944
Change in control and employment continues	—		—		8,225	(5)	8,225

    (1)
    Amounts included in the table for stock option acceleration are calculated as the difference between an assumed fair market value of $6.00 per share of our common stock on December 31, 2011 and the exercise price of the option, multiplied by the number of accelerated shares. If calculated based on the initial public offering price of $13.00 per share, the value of the equity acceleration would have been as follows:

Change in control and involuntary termination	$38,325
Change in control and employment continues	19,163
    (2)
    Represents six months of base salary calculated at the rate in effect on December 31, 2011.

    (3)
    Represents the value of six months of healthcare premiums at an estimated value consistent with the value of that portion of healthcare premiums that we were paying on behalf of Mr. Palmieri in December 2011.

    (4)
    Represents the value of acceleration of vesting of 100% of the then-unvested shares of stock subject to an option granted on March 31, 2009 triggered by a change in control and Mr. Palmieri's termination prior to or following the change in control.

    (5)
    Represents the value of acceleration of vesting of 50% of the then-unvested shares of stock subject to an option granted on March 31, 2009 triggered by a change in control.

  Chris Brandenburg

        Under the key employee agreement between us and Mr. Brandenburg, effective July 21, 2006, and amended and restated in connection with this offering, if Mr. Brandenburg is terminated by us without cause, and other than as a result of death or disability, or resigns for good reason, he will receive (i) continuation of base salary for six months, and (ii) payment of that portion of healthcare premiums that we were paying prior to the effective date of termination for six months, subject to him signing a release of claims. Additionally, under the stock option grant notice for an option to purchase 10,000 shares of our common stock granted on March 31, 2009, Mr. Brandenburg is entitled to (i) acceleration of 50% of the then-unvested shares of stock subject to the option upon a change in control, and (ii) acceleration of 100%

of the then-unvested shares of stock subject to the option if he is terminated by us without cause or resigns for good reason within one month prior to or 12 months after a change in control.

        The following table sets forth quantitative estimates of the maximum payments that Mr. Brandenburg would have received in the event of his termination, upon a change in control or both, assuming the event took place on December 31, 2011.

Termination or Change in Control Event	Salary Continuation		Continued Benefits		Equity Acceleration(1)		Total
Involuntary termination	$104,500	(2)	$3,688	(3)	—		$108,188
Change in control and involuntary termination	104,500	(2)	3,688	(3)	$16,450	(4)	124,638
Change in control and employment continues	—		—		5,133	(5)	5,133

    (1)
    Amounts included in the table for stock option acceleration are calculated as the difference between an assumed fair market value of $6.00 per share of our common stock on December 31, 2011 and the exercise price of the option, multiplied by the number of accelerated shares. If calculated based on the initial public offering price of $13.00 per share, the value of the equity acceleration would have been as follows:

Change in control and involuntary termination	$38,325
Change in control and employment continues	19,163
    (2)
    Represents six months of base salary calculated at the rate in effect on December 31, 2011.

    (3)
    Represents the value of six months of healthcare premiums at an estimated value consistent with the value of that portion of healthcare premiums that we were paying on behalf of Mr. Brandenburg in December 2011.

    (4)
    Represents the value of acceleration of vesting of 100% of the then-unvested shares of stock subject to an option granted on March 31, 2009 triggered by a change in control and Mr. Brandenburg's termination prior to or following the change in control.

    (5)
    Represents the value of acceleration of vesting of 50% of the then-unvested shares of stock subject to an option granted on March 31, 2009 triggered by a change in control.

  Stephen Root

        Under the key employee agreement between us and Mr. Root, effective April 23, 2007, and amended and restated in connection with this offering, if Mr. Root is terminated by the company without cause, and other than as a result of death or disability, or resigns for good reason, he will receive (i) continuation of base salary for six months, and (ii) payment of that portion of healthcare premiums that we were paying prior to the effective date of termination for six months, subject to him signing a release of claims. Additionally, under the stock option grant notice for an option to purchase 45,000 shares of our common stock granted on March 31, 2009, Mr. Root is entitled to (i) acceleration of 50% of the then-unvested shares of stock subject to the option upon a change in control, and (ii) acceleration of 100% of the then-unvested shares of stock subject to the option if he is terminated by us without cause or resigns for good reason within one month prior to or 12 months after a change in control. Under the stock option grant notice for an option to purchase 360,740 shares of our common stock granted on March 22, 2011, Mr. Root is entitled to acceleration of 100% of the then-unvested shares of stock subject to the option upon a change in control, except that the acquiring or successor entity in the change in control may elect, on or prior to the date of the change in control, that 25% of the then-unvested shares, or any assets or property issued or issuable upon the exercise or conversion of such shares, such unvested shares, assets or property being referred to as the Retention Amount, may be placed into escrow and subject to forfeiture upon the earlier of the one-year anniversary of the closing of the change in control, or the last day upon which the unvested shares would otherwise have vested under the original vesting schedule of the option, such earlier date being referred to as the Release Date. If Mr. Root remains employed by us or our successor entity from the closing of the change in control through the Release Date, the Retention Amount will be released from escrow and delivered to Mr. Root on the Release Date. If Mr. Root is terminated by us without cause or resigns for good reason prior to the Release Date, the Retention Amount will be released from escrow and delivered to Mr. Root immediately on his termination date. If Mr. Root's employment with us is terminated other than by us without cause or upon his resignation for good reason, the Retention Amount will be forfeited.

        The following table sets forth quantitative estimates of the maximum payments that Mr. Root would have received in the event of his termination, upon a change in control or both, assuming the event took place on December 31, 2011.

Termination or Change in Control Event	Salary Continuation		Continued Benefits		Equity Acceleration(1)		Total
Involuntary termination	$104,500	(2)	$4,494	(3)	—		$114,494
Change in control and involuntary termination	104,500	(2)	4,494	(3)	$1,246,430	(4)	1,355,424
Change in control and employment continues	—		—		1,209,418	(5)	1,209,418

    (1)
    Amounts included in the table for stock option acceleration are calculated as the difference between an assumed fair market value of $6.00 per share of our common stock on December 31, 2011 and the exercise price of the option, multiplied by the number of accelerated shares. If calculated based on the initial public offering price of $13.00 per share, the value of the equity acceleration would have been as follows:

Change in control and involuntary termination	$3,870,048
Change in control and employment continues	3,783,816
    (2)
    Represents six months of base salary calculated at the rate in effect on December 31, 2011.

    (3)
    Represents the value of six months of healthcare premiums at an estimated value consistent with the value of that portion of healthcare premiums that we were paying on behalf of Mr. Root in December 2011.

    (4)
    Represents the value of acceleration of vesting of (i) 100% of the then-unvested shares of stock subject to an option granted on March 31, 2009 triggered by a change in control and Mr. Root's termination prior to or following the change in control, and (ii) 100% of the then-unvested shares of stock subject to an option granted on March 22, 2011 triggered by a change in control, assuming that no portion of the then-unvested shares, or any assets or property issued or issuable upon the exercise or conversion of such shares is placed into escrow.

    (5)
    Represents the value of acceleration of vesting of (i) 50% of the then-unvested shares of stock subject to an option granted March 31, 2009 triggered by a change in control, and (ii) 100% of the then-unvested shares of stock subject to an option granted March 22, 2011 triggered by a change in control, assuming that no portion of the then-unvested shares, or any assets or property issued or issuable upon the exercise or conversion of such shares is placed into escrow.

  Michael Avon

        Under the key employee agreement between us and Mr. Avon, effective November 16, 2009, and amended and restated in connection with this offering, if Mr. Avon is terminated by us without cause, and other than as a result of death or disability, or resigns for good reason, he will receive (i) continuation of base salary for six months, (ii) payment of that portion of healthcare premiums that we were paying prior to the effective date of termination for six months, and (iii) acceleration of the greater of (a) 25% of the shares subject to an option to purchase 742,414 shares of our common stock granted on December 1, 2009, and (b) 50% of the then-unvested shares subject to such option, subject to him signing a release of claims. Additionally, under the key employee agreement and the stock option grant notice for the option granted on December 1, 2009, Mr. Avon is entitled to acceleration of 100% of the then-unvested shares of stock subject to the option upon a change in control, except that the acquiring or successor entity in the change in control may elect, on or prior to the date of the change in control that 25% of the then-unvested shares, or any assets or property issued or issuable upon the exercise or conversion of such shares, such unvested shares, assets or property being referred to as the Retention Amount, may be placed into escrow and subject to forfeiture upon the earlier of the one-year anniversary of the closing of the change in control, or the last day upon which the unvested shares would otherwise have vested under the original vesting schedule of the option, such earlier date being referred to as the Release Date. If Mr. Avon remains employed by us or our successor entity from the closing of the change in control through the Release Date, the Retention Amount will be released from escrow and delivered to Mr. Avon on the Release Date. If Mr. Avon is terminated by us without cause or resigns for good reason prior to the Release Date, the Retention Amount will be released from escrow and delivered to Mr. Avon immediately on his termination date. If Mr. Avon's employment with us is terminated other than by us without cause or upon his resignation for good reason, the Retention Amount will be forfeited.

        The following table sets forth quantitative estimates of the maximum payments that Mr. Avon would have received in the event of his termination or upon a change in control, assuming the event took place on December 31, 2011.

Termination or Change in Control Event	Salary Continuation		Continued Benefits		Equity Acceleration(1)		Total
Involuntary termination	$104,500	(2)	$4,494	(3)	$972,562	(4)	$1,081,556
Change in control	—		—		1,864,083	(5)	1,864,083

    (1)
    Amounts included in the table for stock option acceleration are calculated as the difference between an assumed fair market value of $6.00 per share of our common stock on December 31, 2011 and the exercise price of the option, multiplied by the number of accelerated shares. If calculated based on the initial public offering price of $13.00 per share, the value of the equity acceleration would have been as follows:

Involuntary termination	$2,271,787
Change in control	4,354,270
    (2)
    Represents six months of base salary calculated at the rate in effect on December 31, 2011.

    (3)
    Represents the value of six months of healthcare premiums at an estimated value consistent with the value of that portion of healthcare premiums that we were paying on behalf of Mr. Avon in December 2011.

    (4)
    Represents the value of acceleration of vesting of 25% of the shares of stock subject to an option granted on December 1, 2009, triggered by Mr. Avon's involuntary termination, which 25% of the shares subject to such option is greater than 50% of the then-unvested shares of stock subject to such stock option on December 31, 2011.

    (5)
    Represents the value of acceleration of vesting of 100% of the then-unvested shares of stock subject to an option granted on December 1, 2009 triggered by a change in control, assuming that no portion of the then-unvested shares, or any assets or property issued or issuable upon the exercise or conversion of such shares is placed into escrow.

Equity Incentive Plans

  2012 Equity Incentive Plan

        In March 2012, our board of directors and our stockholders approved our 2012 Equity Incentive Plan, or our 2012 plan. As of the date of this prospectus, we have granted options to purchase 142,250 shares of our common stock under the 2012 plan, and no further grants will be made under our 2006 plan. Our 2012 plan will provide for the grant of incentive stock options within the meaning of Section 422 of the Code to our employees and our parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2012 plan will also provide for the grant of performance cash awards to our employees, consultants and directors.

        Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2012 plan is 3,250,000 shares. The number of shares of our common stock reserved for issuance under our 2012 plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2013 continuing through January 1, 2022, by the lesser of 3.8% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors.

        Shares issued under our 2012 plan may be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2012 plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2012 plan. Additionally, shares issued pursuant to stock awards under our 2012 plan that we repurchase or that are forfeited, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under our 2012 plan.

        Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer our 2012 plan. Our board of directors has delegated its authority to administer our 2012 plan to our compensation committee under the terms of the compensation committee's charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees other than officers to receive specified stock awards, and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2012 plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under our 2012 plan.

        The administrator has the power to modify outstanding awards under our 2012 plan. Subject to the terms of our 2012 plan, the administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

        Section 162(m) Limits. No participant may be granted stock awards covering more than 2,000,000 shares of our common stock under our 2012 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 2,000,000 shares of our common stock or a performance cash award having a maximum value in excess of $2,000,000 under our 2012 plan. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

        Performance Awards. Our 2012 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

        Our compensation committee or its performance compensation subcommittee may establish performance goals by selecting from one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder's equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) employee retention; (30) stockholders' equity; (31) capital expenditures; (32) debt levels; (33) operating profit or net operating profit; (34) workforce diversity; (35) growth of net income or operating income; (36) billings; (37) bookings; and (38) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

        Our compensation committee or its performance compensation subcommittee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise in the award agreement at the time the award is granted or in such other document setting forth the performance goals at the time the goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, our compensation committee retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

        Corporate Transactions. Our 2012 plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 50% of the outstanding capital stock of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

  •
  arrange for the assumption, continuation or substitution of an stock award by a successor corporation;

  •
  arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

  •
  accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

  •
  arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us; or

  •
  cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award.

        The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award.

        Change in Control. The administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

        Plan Amendment or Termination. Our board has the authority to amend, suspend, or terminate our 2012 plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2012 plan.

  2006 Equity Incentive Plan

        Our board of directors adopted, and our stockholders approved, the 2006 Equity Incentive Plan, or the 2006 plan, in July 2006. The 2006 plan was most recently amended by our board of directors and approved by our stockholders in December 2010. Our 2006 plan provides for the grant of incentive stock options to our employees and our affiliates' employees, and for the grant of nonstatutory stock options, stock bonuses and restricted stock awards to our employees, directors and consultants.

        Authorized Shares. There are 10,470,855 shares of our common stock reserved for issuance under our 2006 plan. As of December 31, 2011, 2,591,216 shares of our common stock have been issued upon the exercise of options granted under our 2006 plan, options to purchase 7,650,498 shares of our common stock were outstanding at a weighted average exercise price of $1.11 per share, and 229,141 shares remained available for future grant under our 2006 plan.

        Administration. Our board of directors, or a committee thereof appointed by our board of directors, administers our 2006 plan and the stock awards granted under it. Our board of directors has delegated its authority to administer our 2006 plan to our compensation committee under the terms of the compensation committee's charter. Following the closing of this offering, no further stock awards will be granted under our 2006 plan and all outstanding stock awards will continue to be governed by their existing terms. The administrator has the power to modify outstanding awards under our 2006 plan. Subject to the terms of our 2006 plan, the administrator has the authority to reduce the exercise price of any outstanding option under the 2006 plan or cancel and re-grant any outstanding option in exchange for a new stock option covering the same or a different number of shares of our common stock, with the consent of any adversely affected participant.

        Corporate Transactions. Our 2006 plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 90% of the outstanding capital stock of our company, the administrator will determine how to treat each outstanding stock award. The administrator may (i) arrange for the assumption, continuation or substitution of an stock award by a successor corporation and (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation. If the successor corporation does not assume, continue or substitute any or all of such outstanding stock awards, (a) participants whose continuous service with us has not terminated prior to the effective time of the corporate transaction will have the opportunity to exercise the vested portion of their stock awards (if applicable) contingent upon the effectiveness of the corporate transaction and all such stock awards will terminate if not exercised prior to the effective time, and (b) reacquisition or repurchase rights held by us will lapse with respect to stock awards held by participants whose continuous service with us has not terminated prior to the effective time, contingent upon the effectiveness of the corporate transaction.

        Change in Control. The administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Currently, we do not make matching contributions or discretionary contributions to the 401(k) plan. Employees' pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

        Upon completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a summary of transactions since January 1, 2009 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under "Management—Executive Compensation" and "Management—Director Compensation."

Sales of Series C Convertible Preferred Stock

        In November 2009, we sold an aggregate of 10,759,630 shares of our Series C convertible preferred stock at a price of $1.48704 per share for an aggregate price of approximately $16.0 million, all of which shares were sold to entities affiliated with members of our board of directors and holders of more than five percent of our voting securities. The table below summarizes these sales.

Purchaser	Shares of Series C Convertible Preferred Stock Purchased	Aggregate Purchase Price
Entities affiliated with New Enterprise Associates, Inc.(1)	8,069,722	$11,999,999
Entities affiliated with Charles River Ventures(2)	896,636	1,333,334
Entities affiliated with Columbia Capital(3)	896,636	1,333,334
Entities affiliated with Bessemer Venture Partners(4)	896,636	1,333,334

Total	10,759,630	$16,000,000

    (1)
    Consists of 8,036,099 shares purchased by New Enterprise Associates 13, L.P. and 33,623 shares purchased by NEA Ventures 2009, L.P. Entities affiliated with New Enterprise Associates, Inc. are holders of more than five percent of our voting securities, and Patrick J. Kerins, a General Partner of New Enterprise Associates, Inc., is a member of our board of directors.

    (2)
    Consists of 872,156 shares purchased by Charles River Partnership XIII, LP and 24,480 shares purchased by Charles River Friends XIII-A, LP. Entities affiliated with Charles River Ventures are holders of more than five percent of our voting securities, and George Zachary, an affiliate of Charles River Ventures, is a member of our board of directors.

    (3)
    Consists of 794,412 shares purchased by Columbia Capital Equity Partners IV (QP), L.P., 97,741 shares purchased by Columbia Capital Equity Partners IV (QPCO), L.P. and 4,483 shares purchased by Columbia Capital Employee Investors IV, L.P. Entities affiliated with Columbia Capital are holders of more than five percent of our voting securities, and Arun Gupta, an affiliate of Columbia Capital, is a member of our board of directors.

    (4)
    Consists of 672,477 shares purchased by Bessemer Venture Partners VI L.P. and 224,159 shares purchased by Bessemer Venture Partners Co-Investment L.P. Entities affiliated with Bessemer Venture Partners are holders of more than five percent of our voting securities, and Robert P. Goodman, an executive manager of the general partner of the Bessemer funds holding the shares, is a member of our board of directors.

Sales of Series D Convertible Preferred Stock

        In December 2010, we sold an aggregate of 8,442,833 shares of our Series D convertible preferred stock at a price of $3.2572 per share for an aggregate price of approximately $27.5 million, all of which shares were sold to entities affiliated with members of our board of directors and holders of more than five percent of our voting securities. The table below summarizes these sales.

Purchaser	Shares of Series D Convertible Preferred Stock Purchased	Aggregate Purchase Price
Entities affiliated with New Enterprise Associates, Inc.(1)	1,758,302	$5,727,141
Entities affiliated with Charles River Ventures(2)	1,853,961	6,038,722
Entities affiliated with Columbia Capital(3)	2,415,285	7,867,066
Entities affiliated with Bessemer Venture Partners(4)	2,415,285	7,867,066

Total	8,442,833	$27,499,996

    (1)
    All shares purchased by New Enterprise Associates 13, L.P. Entities affiliated with New Enterprise Associates, Inc. are holders of more than five percent of our voting securities, and Patrick J. Kerins, a General Partner of New Enterprise Associates, Inc., is a member of our board of directors.

    (2)
    Consists of 1,803,345 shares purchased by Charles River Partnership XIII, LP and 50,616 shares purchased by Charles River Friends XIII-A, LP. Entities affiliated with Charles River Ventures are holders of more than five percent of our voting securities, and George Zachary, an affiliate of Charles River Ventures, is a member of our board of directors.

    (3)
    Consists of 2,139,919 shares purchased by Columbia Capital Equity Partners IV (QP), L.P., 263,290 shares purchased by Columbia Capital Equity Partners IV (QPCO), L.P. and 12,076 shares purchased by Columbia Capital Employee Investors IV, L.P. Entities affiliated with Columbia Capital are holders of more than five percent of our voting securities, and Arun Gupta, an affiliate of Columbia Capital, is a member of our board of directors.

    (4)
    Consists of 1,811,464 shares purchased by Bessemer Venture Partners VI L.P. and 603,821 shares purchased by Bessemer Venture Partners Co-Investment L.P. Entities affiliated with Bessemer Venture Partners are holders of more than five percent of our voting securities, and Robert P. Goodman, an executive manager of the general partner of the Bessemer funds holding the shares, is a member of our board of directors.

Investor Rights Agreement

        We have entered into a third amended and restated investor rights agreement with our preferred stockholders, including entities affiliated with New Enterprise Associates, Inc., Charles River Ventures, Columbia Capital and Bessemer Venture Partners. The third amended and restated investor rights agreement, among other things:

  •
  grants these stockholders specified registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of the shares of convertible preferred stock held by them;

  •
  obligates us to deliver periodic financial statements to some of the stockholders who are parties to the third amended and restated investor rights agreement, including entities affiliated with New Enterprise Associates, Inc., Charles River Ventures, Columbia Capital and Bessemer Venture Partners; and

  •
  grants a right of first refusal with respect to sales of our shares by us, subject to specified exclusions, which exclusions include the sale of the shares pursuant to this prospectus, to the stockholders who are parties to the third amended and restated investor rights agreement, including entities affiliated with New Enterprise Associates, Charles River Ventures, Columbia Capital and Bessemer Venture Partners.

        For more information regarding the registration rights provided in this agreement, please refer to the section titled "Description of Capital Stock—Registration Rights." The provisions of this agreement other than those relating to registration rights will terminate upon completion of this offering. This summary discusses certain material provisions of the third amended and restated investor rights agreement and is qualified by the full text of the third amended and restated investor rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting Agreement

        We have entered into a fourth amended and restated voting agreement with some of our stockholders, including Mr. Palmieri, our chief executive officer, Mr. Brandenburg, our chief technology officer, and entities affiliated with New Enterprise Associates, Inc., Charles River Ventures, Columbia Capital and Bessemer Venture Partners. The fourth amended and restated voting agreement, among other things:

  •
  provides for the voting of shares with respect to the constituency of our board of directors; and

  •
  provides for the voting of shares with respect to specified transactions approved by our board of directors and the requisite supermajority of holders of our outstanding preferred stock.

        The fourth amended and restated voting agreement will terminate upon completion of this offering.

Right of First Refusal and Co-Sale Agreement

        We have entered into a third amended and restated right of first refusal and co-sale agreement with some of our stockholders, including Messrs. Palmieri and Brandenburg and entities affiliated with New Enterprise Associates, Inc., Charles River Ventures, Columbia Capital and Bessemer Venture Partners. The third amended and restated right of first refusal and co-sale agreement, among other things:

  •
  grants our investors rights of first refusal and co-sale with respect to proposed transfers of our securities by specified stockholders; and

  •
  grants us rights of first refusal with respect to proposed transfers of our securities by specified stockholders.

        The third amended and restated right of first refusal and co-sale agreement will terminate upon completion of this offering.

Stock Repurchases and Secondary Stock Purchases

        In December 2010, we repurchased 1,101,006 shares of common stock from Mr. Palmieri, our chief executive officer, at a purchase price of $3.2572 per share, for gross proceeds to Mr. Palmieri of $3,586,197.

        In December 2010, we repurchased 900,823 shares of common stock from Mr. Brandenburg, our chief technology officer, at a purchase price of $3.2572 per share, for gross proceeds to Mr. Brandenburg of $2,934,161.

        In January 2011, we repurchased 300,761 shares of common stock from Stephen Root, our chief operating officer, at a purchase price of $3.2572 per share, for gross proceeds to Mr. Root of $979,639.

        In May 2011, Bear Creek Investors, LLC purchased 450,000 shares of our common stock from one of our former officers at a purchase price of $2.75 per share, for gross proceeds to the selling stockholder of $1,237,500. John D. Markley, Jr., one of our directors, is the managing member of Bear Creek Investors, LLC. In connection with this transaction, we waived our rights under the third amended and restated right of first refusal and co-sale agreement to purchase these shares.

Consulting Arrangement with MediaLink

        We have entered into an agreement with Michael Kassan, the chief executive officer of MediaLink LLC, pursuant to which we are provided strategic advisory services. During the year ended December 31, 2011, we paid MediaLink $142,517 in the aggregate for these services. Wenda Harris Millard, a member of our board of directors, is the president of, and an owner of equity interests in, MediaLink.

Indemnification Agreements

        Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors. For more information regarding these agreements, see "Executive Compensation—Limitations on Liability and Indemnification Matters."

Related Person Transaction Policy

        Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. In connection with this offering, we have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy became effective upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

        Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

  •
  the risks, costs and benefits to us;

  •
  the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  •
  the availability of other sources for comparable services or products; and

  •
  the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

        The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

        All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the beneficial ownership of our common stock as of March 1, 2012, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling stockholders.

        The percentage ownership information shown in the table prior to this offering is based upon 65,825,162 shares of common stock outstanding as of March 1, 2012, after giving effect to the conversion of all of our convertible preferred stock into 47,679,003 shares of common stock, which will occur automatically immediately prior to the closing of this offering. The percentage ownership information shown in the table after this offering is based upon 75,025,162 shares, assuming the sale of 9,200,000 shares of our common stock by us in the offering and no exercise of the underwriters' option. The percentage ownership information shown in the table after this offering if the underwriters' option is exercised in full is based upon 75,698,432 shares, assuming the sale of 673,270 shares of our common stock by us pursuant to the underwriters' option.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before April 30, 2012, which is 60 days after March 1, 2012. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Each of the selling stockholders has undertaken to sell no more than 10% of the total of issued and outstanding shares of our common stock and total shares of common stock subject to options beneficially owned by such selling stockholder as of March 1, 2012, disregarding any restrictions on exercisability due to vesting for the purpose of such calculation.

        Except as otherwise noted below, the address for persons listed in the table is c/o Millennial Media, Inc., 2400 Boston Street, Suite 201, Baltimore, Maryland 21224.

						Number of Additional Shares to be Sold if Underwriters' Option is Exercised in Full	Shares Beneficially Owned After this Offering if Underwriters' Option is Exercised in Full
	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
			Number of Shares Offered
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
Principal Stockholders:
Entities affiliated with Bessemer Venture Partners(1)	13,500,231	20.5%	—	13,500,231	18.0%	—	13,500,231	17.8%
Entities affiliated with Columbia Capital(2)	13,500,231	20.5	—	13,500,231	18.0	—	13,500,231	17.8
Entities affiliated with Charles River Ventures(3)	10,362,712	15.7	—	10,362,712	13.8	—	10,362,712	13.7
Entities affiliated with New Enterprise Associates, Inc.(4)	9,828,024	14.9	—	9,828,024	13.1	—	9,828,024	13.0
Named Executive Officers and Directors:
Paul J. Palmieri(5)	7,397,327	11.2	394,544	7,002,783	9.3	338,018	6,664,765	8.8
Chris Brandenburg(6)	6,053,760	9.2	326,168	5,727,592	7.6	279,437	5,448,155	7.2
Michael Avon(7)	448,541	*	39,985	408,556	*	34,256	374,300	*
Stephen Root(7)	2,098,490	3.1	128,148	1,970,342	2.6	109,788	1,860,554	2.4
Wenda Harris Millard(7)	507,500	*	—	507,500	*	—	507,500	*
Patrick J. Kerins(4)	9,828,024	14.9	—	9,828,024	13.1	—	9,828,024	13.0
Robert P. Goodman(1)	13,500,231	20.5	—	13,500,231	18.0	—	13,500,231	17.8
John D. Markley, Jr.(8)	478,118	*	—	478,118	*	—	478,118	*
George Zachary(3)	10,362,712	15.7	—	10,362,712	13.8	—	10,362,712	13.7
Alan MacIntosh(9)	1,390,963	2.1	—	1,319,525	1.8	—	1,258,322	1.7
James A. Tholen(7)	56,237	*	—	56,237	*	—	56,237	*
Arun Gupta(2)	—	*	—	—	*	—	—	*
All current directors and executive officers as a group(10) (12 persons)	52,121,903	75.5	888,845	51,161,621	65.6	761,499	50,338,918	64.0
Other Selling Stockholders:
Ho Shin(7)	45,092	*	2,693	42,399	*	2,307	40,092	*
Marcus Startzel(7)	347,529	*	29,143	318,386	*	24,968	293,418	*
Acta Wireless Capital, LLC(9)	1,326,405	2.0	71,438	1,254,967	1.7	61,203	1,193,764	1.6
BANG Investments, Inc.(11)	48,780	*	2,627	46,153	*	2,251	43,902	*
Mark Ewen(12)	48,780	*	2,627	46,153	*	2,251	43,902	*
Robert Marshall(12)	48,780	*	2,627	46,153	*	2,251	43,902	*

    *
    Represents beneficial ownership of less than 1%.

    (1)
    Consists of (i) 10,010,551 shares of common stock issuable upon conversion of shares of preferred stock held of record by Bessemer Venture Partners VI L.P.; (ii) 3,362,330 shares of common stock issuable upon conversion of shares of preferred stock held of record by Bessemer Venture Partners Co-Investment L.P.; and (iii) 127,350 shares of common stock issuable upon conversion of shares of preferred stock held of record by Bessemer Venture Partners VI Institutional L.P. Deer VI & Co. LLC is the general partner of each of Bessemer Venture Partners VI L.P., Bessemer Venture Partners Co-Investment L.P. and Bessemer Venture Partners VI Institutional L.P. (collectively referred to as the "Bessemer Venture

      Partners Entities"). David J. Cowan, J. Edmund Colloton, Robert M. Stavis, Robin S. Chandra and Robert P. Goodman (a member of our board of directors) are the executive managers of Deer VI & Co. LLC and share voting and dispositive power of the shares held by the Bessemer Venture Partners Entities, and each disclaims beneficial ownership of the shares identified in this footnote except to the extent of his respective proportionate pecuniary interest in such shares. The address for these entities is 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

    (2)
    Consists of (i) 11,935,636 shares of common stock issuable upon conversion of shares of preferred stock held of record by Columbia Capital Equity Partners IV (QP), L.P.; (ii) 1,468,526 shares of common stock issuable upon conversion of shares of preferred stock held of record by Columbia Capital Equity Partners IV (QPCO), L.P.; and (iii) 96,069 shares of common stock issuable upon conversion of shares of preferred stock held of record by Columbia Capital Employee Investors IV, L.P. Columbia Capital Equity Partners IV, L.P. is the general partner of Columbia Capital Equity Partners IV (QP) and Columbia Capital Equity Partners IV (QPCO), L.P. Columbia Capital IV, LLC is the general partner of Columbia Capital Equity Partners IV, L.P. and Columbia Capital Employee Investors IV, L.P. Columbia Capital IV, LLC has sole voting and investment power over the shares held directly and indirectly by the entities of which it is the general partner as described above. James B. Fleming, Jr., Harry F. Hopper III and R. Phillip Herget, III control Columbia Capital IV, LLC As a result, Messrs. Fleming, Hopper and Herget exercise voting and investment control over all the shares held by Columbia Capital Equity Partners IV (QP), L.P., Columbia Capital Equity Partners IV (QPCO), L.P. and Columbia Capital Employee Investors IV, L.P. and may be deemed to have beneficial ownership over all those shares. Arun Gupta, one of our directors, is a partner of entities affiliated with Columbia Capital, but he does not have beneficial ownership over the shares held by Columbia Capital Equity Partners IV (QP), L.P., Columbia Capital Equity Partners IV (QPCO), L.P. or Columbia Capital Employee Investors IV, L.P. The address for these entities is 201 North Union Street, Suite 301, Alexandria, VA 22314.

    (3)
    Consists of 10,079,791 shares of common stock issuable upon conversion of shares of preferred stock held of record by Charles River Partnership XIII, LP and 282,921 shares of common stock issuable upon conversion of shares of preferred stock held of record by Charles River Friends XIII-A, LP. Charles River XIII GP, LP is the General Partner of Charles River Partnership XIII, LP, and Charles River XIII GP, LLC is the General Partner of both Charles River XIII GP, LP and Charles River Friends XIII-A, LP. The Managing Members of Charles River XIII GP, LLC are Izhar Armony, Jon Auerbach, Bruce I. Sachs, William P. Tai and George Zachary (a member of our board of directors), none of whom has sole voting and dispositive power with respect to such shares. The address of the entities affiliated with Charles River Ventures is One Broadway, 15th Floor, Cambridge, Massachusetts 02142.

    (4)
    Consists of 9,794,401 shares of common stock issuable upon conversion of shares of preferred stock held of record by New Enterprise Associates 13, L.P. ("NEA13") and 33,623 shares of common stock issuable upon conversion of shares of preferred stock held of record by NEA Ventures 2009, L.P. ("Ven 2009"). The shares directly held by NEA 13 are indirectly held by NEA Partners 13, L.P. ("NEA Partners 13"), the sole general partner of NEA 13, NEA 13 GP, LTD ("NEA 13 LTD"), the sole general partner of NEA Partners 13 and each of the individual Directors of NEA 13 LTD. The individual Directors (collectively, the "Directors") of NEA 13 LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins (a member of our board of directors), Krishna "Kittu" Kolluri, C. Richard Kramlich, David M. Mott, Scott D. Sandell, Ravi Viswanathan and Harry R.

      Weller. The shares directly held by Ven 2009 are indirectly held by Karen P. Welsh, the general partner of Ven 2009. NEA 13, NEA Partners 13, NEA 13 LTD and the Directors share voting and dispositive power with regard to the shares directly held by NEA 13. Karen P. Welsh, the general partner of Ven 2009, holds voting and dispositive power over the shares held by Ven 2009. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The principal business address of New Enterprise Associates, Inc. is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

    (5)
    Shares beneficially owned prior to this offering consists of 6,570,144 shares of common stock held directly by Mr. Palmieri and 819,475 shares of common stock held directly by The Paul Palmieri 2010 Grantor Retained Annuity Trust. Also includes 7,708 shares of common stock underlying options that are vested and exercisable within 60 days of March 1, 2012. Mr. Palmieri is an executive officer of our company.

    (6)
    Shares beneficially owned prior to this offering consists of 5,396,052 shares of common stock held directly by Mr. Brandenburg and 650,000 shares of common stock held directly by The John Christopher Brandenburg 2010 Grantor Retained Annuity Trust. Also includes 7,708 shares of common stock underlying options that are vested and exercisable within 60 days of March 1, 2012. Mr. Brandenburg is an executive officer of our company.

    (7)
    Shares beneficially owned prior to this offering consists of shares of common stock underlying options that are vested and exercisable within 60 days of March 1, 2012. Messrs. Avon and Root are executive officers of our company, and Messrs. Shin and Startzel are employees of our company.

    (8)
    Consists of 450,000 shares of common stock held directly by Bear Creek Investors, LLC and 28,118 shares of common stock underlying options that are vested and exercisable within 60 days of March 1, 2012. Mr. Markley is a managing member of Bear Creek Investors, LLC and has sole voting and dispositive power of the shares held by that entity.

    (9)
    Shares beneficially owned prior to this offering consists of 1,082,500 shares of common stock and 243,905 shares of common stock issuable upon conversion of shares of preferred stock held directly by Acta Wireless Capital, LLC and 64,558 shares of common stock underlying options that are vested and exercisable within 60 days of March 1, 2012. Mr. Alan MacIntosh and Mr. Mark McDowell are the members of Acta Wireless Capital, LLC and share voting and dispositive power of the shares held by that entity. The principal business address of Acta Wireless Capital, LLC is 3201 Brassfield Road, Suite 300, Greensboro, NC 27410.

    (10)
    Shares beneficially owned prior to this offering consists of 14,968,171 shares of common stock, 33,934,872 shares of common stock issuable upon conversion of preferred stock and 3,218,860 shares of common stock underlying options that are vested and exercisable within 60 days of March 1, 2012.

    (11)
    Shares beneficially owned prior to this offering consists of shares of common stock issuable upon conversion of shares of preferred stock. Garner Borstein and Andy Nulman share voting and dispositive power of the shares held by this entity.

    (12)
    Shares beneficially owned prior to this offering consists of shares of common stock issuable upon conversion of shares of preferred stock.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

        Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 250,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of March 1, 2012, after giving effect to the conversion of all outstanding preferred stock into shares of common stock, there would have been 65,825,162 shares of common stock issued and outstanding, held of record by 79 stockholders.

Common Stock

  Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

  Dividends

        Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

  Rights and Preferences

        Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

        All currently outstanding shares of preferred stock will be converted automatically to common stock immediately prior to the completion of this offering.

        Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

        We have no present plans to issue any shares of preferred stock.

Options

        As of December 31, 2011, under our 2006 equity incentive plan, options to purchase an aggregate of 7,650,498 shares of common stock were outstanding. For additional information regarding the terms of these plans, see "Executive Compensation—Equity Incentive Plans."

Warrant

        We have outstanding an immediately exercisable warrant to purchase an aggregate of 50,750 shares of our Series B convertible preferred stock at an exercise price of $1.18 per share, which, following this offering, will be exercisable to purchase the same number of shares of our common stock at the same price per share. This warrant expires in October 2018.

        This warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant contains a provision for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

        We have also granted registration rights to the warrant holder, as more fully described below under "—Registration Rights."

Registration Rights

        We and the holders of our existing preferred stock have entered into a third amended and restated investor rights agreement, or investor rights agreement. The registration rights provisions of this agreement provide those holders with demand and piggyback registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our convertible preferred stock in connection with our initial public offering.

        Pursuant to the terms of our currently outstanding warrant, the holder of the warrant has piggyback registration rights with respect to the shares of common stock issuable upon the conversion of the shares of preferred stock issuable upon exercise of the warrant.

  Demand Registration Rights

        At any time beginning upon the expiration of the lock-up period following this offering, as described below under "Shares Eligible for Future Sale—Lock-Up Agreements," the holders of at least 60% of the shares issuable upon conversion of our convertible preferred stock in the aggregate, or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5,000,000, have the right to demand that we file up to a total of two registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use our best efforts to effect the registration as soon as possible. An aggregate of 47,599,684 shares of common stock will be entitled to these demand registration rights.

  Piggyback Registration Rights

        At any time after the completion of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares of common stock that are issued upon conversion of our convertible preferred stock, some holders of shares of our common stock and the holder of our currently outstanding warrant will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. An aggregate of 47,599,684 shares of common stock will be entitled to these piggyback registration rights.

  Registration on Form S-3

        At any time after we become eligible to file a registration statement on Form S-3, holders of shares of our common stock that are issued upon conversion of our convertible preferred stock will be entitled, upon their written request, to have such shares registered by us on a Form S-3 registration statement at our expense, provided that such requested registration has an anticipated aggregate offering size to the public of at least $1.0 million and we have not already effected two registrations on Form S-3 within the preceding 12-month period and subject to other specified conditions and limitations. An aggregate of 47,599,684 shares of common stock will be entitled to these Form S-3 registration rights.

  Expenses of Registration

        We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

  Termination of Registration Rights

        The registration rights granted under the investor rights agreement will terminate upon the fifth anniversary of the closing of this offering.

Anti-Takeover Provisions

  Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines a "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

  Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

        Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

        Our restated certificate and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

        Our restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder's notice.

        Our restated certificate and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

        The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

        Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any of our directors, officers or employees to us or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent's address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

        Our common stock has been authorized for listing on the New York Stock Exchange under the trading symbol "MM."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, no public market existed for our common stock. Future sales of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

        Based on the number of shares outstanding on December 31, 2011, upon completion of this offering and assuming no exercise of the underwriters' option to purchase additional shares, 74,890,038 shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our "affiliates," as that term is defined under Rule 144 under the Securities Act. The remaining 64,690,038 shares of common stock held by existing stockholders are "restricted securities," as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

        As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

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  the 10,200,000 shares sold in this offering will be eligible for immediate sale upon the completion of this offering; and

  •
  approximately 64,690,038 restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

        In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

  Non-Affiliates

        Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

  •
  the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

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  we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

  •
  we are current in our Exchange Act reporting at the time of sale.

        Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

  Affiliates

        Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 750,000 shares immediately after the completion of this offering based on the number of shares outstanding as of December 31, 2011; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled "Underwriting" and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

        As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2006 and 2012 equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

        In connection with this offering, we, all of our directors and officers, and holders of substantially all of our outstanding stock, options and warrant immediately prior to this offering, including all of the selling stockholders, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:

  •
  offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock;

  •
  enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

  •
  make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, other than a registration statement on Form S-8 with respect to our 2006 Equity Incentive Plan and 2012 Equity Incentive Plan described in this prospectus.

        The agreements are subject to certain exceptions, and are also subject to extension for up to an additional 34 days, as set forth in the section of this prospectus titled "Underwriting."

        The agreements do not contain any pre-established conditions to the waiver by Morgan Stanley & Co. LLC on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

Registration Rights

        Upon the completion of this offering, the holders of 47,599,684 shares of our common stock issuable upon the conversion of our preferred stock and 50,750 shares of our common stock issuable upon the exercise of an outstanding warrant, or their transferees, as well as additional shares that may be acquired by certain holders after the completion of this offering, will be entitled to specified rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock—Registration Rights" for additional information.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

        The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (1) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

        We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), real estate investment trusts, regulated investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

        In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

        Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in "Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock."

        Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

        In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder's sale, exchange or other disposition of shares of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "Distributions on Our Common Stock" also may apply;

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States); or

  •
  our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation." Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code), and withholding tax would not apply. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

        Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual's gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in "Distributions on Our Common Stock," generally will be exempt from U.S. backup withholding.

        Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder's U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Recent Legislation Relating to Foreign Accounts

        Recently enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. holders who own shares of our common stock through foreign accounts or foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain transition rules, any obligation to withhold under the legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2015. Prospective investors should consult their tax advisors regarding this legislation.

 UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	4,080,000
Goldman, Sachs & Co.	3,060,000
Barclays Capital Inc.	1,224,000
Allen & Company LLC	1,224,000
Stifel, Nicolaus & Company, Incorporated	612,000

Total	10,200,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,530,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering sales of shares additional to the total number set forth in the table above, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,530,000 shares of common stock.

	Per Share	Total No Exercise	Total Full Exercise
Public offering price	$13.00	$132,600,000	$152,490,000
Underwriting discounts and commissions to be paid by:
Us	0.91	8,372,000	8,984,676
The selling stockholders	0.91	910,000	1,689,624
Proceeds, before expenses, to us	12.09	111,228,000	119,367,834
Proceeds, before expenses, to selling stockholders	12.09	12,090,000	22,447,866

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.8 million.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        Our common stock has been authorized for listing on the New York Stock Exchange under the symbol "MM."

        We, all of our directors and officers and holders of substantially all of our outstanding stock, stock options and warrants, including all of the selling stockholders, have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of the final prospectus relating to this offering:

  •
  offer for sale, sell, pledge, or otherwise dispose of, or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of, any shares of common stock, including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants, or securities convertible into or exercisable or exchangeable for common stock;

  •
  enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

  •
  make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, other than a registration statement on Form S-8 with respect to our 2006 Equity Incentive Plan and 2012 Equity Incentive Plan described in this prospectus.

        The lock-up restrictions described in the foregoing do not apply solely to us with respect to, among other things:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option outstanding on the date of this prospectus, provided that no public reports or filings reporting the transaction shall be required or shall be voluntarily made in respect of the issuance during the first 30 days of the restricted period and for any issuance thereafter any public reports or filings reporting the transaction that shall be required or shall be voluntarily made in respect of the issuance during the remainder of the restricted period shall include an appropriate footnote clearly indicating that the filing relates to the exercise of a stock option, that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up;

  •
  the issuance by us of shares of common stock or other securities convertible into or exercisable for shares of our common stock pursuant to any employee benefit plan that has been described in this prospectus, provided that no public reports or filings reporting the transaction shall be required or shall be voluntarily made in respect of the issuance during the first 30 days of the restricted period and for any issuance thereafter any public reports or filings reporting the transaction that shall be required or shall be voluntarily made in respect of the issuance during the remainder of the restricted period shall include an appropriate footnote clearly indicating that the filing relates to an award pursuant to our stock plans, that no shares were sold by the reporting person and that the shares or other securities received are subject to a lock-up; and

  •
  the entry into an agreement providing for the issuance by us of shares of our common stock or any security convertible into or exercisable for shares of our common stock in connection with (i) the acquisition by us or any of our subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with any such acquisition, and the issuance of any such securities pursuant to any such agreement or (ii) joint ventures, commercial relationships or other strategic transactions, and the issuance of any such securities pursuant to any such agreement; provided, that the aggregate number of shares of our common stock that we may sell or issue or agree to sell or issue pursuant to the foregoing clauses (i) and (ii) shall not exceed 5% of the total number of shares of our common stock issued and outstanding on the immediately following the completion of this offering (as well as any issuance and sale of any option exercised by the underwriters); and provided further, that any such securities issued shall be subject to transfer restrictions substantially similar to those applicable to our stockholders.

        The lock-up restrictions described in the foregoing do not apply solely to our directors, officers and holders of substantially all of our outstanding stock, stock options and warrants, including the selling stockholders, with respect to, among other things:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option outstanding on the date of this prospectus, provided that no public reports or filings reporting the transaction shall be required or shall be voluntarily made in respect of the issuance during the first 30 days of the restricted period and for any issuance thereafter any public reports or filings reporting the transaction that shall be required or shall be voluntarily made in respect of the issuance during the remainder of the restricted period shall include a appropriate footnote clearly indicating that the filing relates to the exercise of a stock option, that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up;

  •
  transfers of shares of common stock or any security convertible into common stock as (i) a bona fide gift, (ii) by will or intestacy to any trust for the direct or indirect benefit of the undersigned or any spouse, domestic partner, parent, sibling, child or grandchild of the stockholder, or (iii) to trust, or to affiliates of a stockholder, including limited partners, members, or stockholders of the stockholder, provided that in the case of any such transfer or distribution, the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer, such transfer involves no disposition for value and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in respect of the transfer or distribution during the 180-day restricted period;

  •
  transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions during the restricted period;

  •
  the disposition of shares of common stock to us in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes due with respect to the vesting of restricted stock or restricted stock units, insofar as such restricted stock or restricted stock units is or are outstanding on the date of this prospectus and provided that no public reports or filings reporting the transaction shall be required or shall be voluntarily made in respect of the issuance during the first 30 days of the restricted period;

  •
  transfers to us in connection with the repurchase of shares of our common stock issued pursuant to employee benefit plans disclosed in this prospectus or pursuant to agreements pursuant to which such shares of our common stock were issued; or

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or a material news event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the foregoing paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. At least three business days before the effectiveness of any release or waiver of the restrictions described above in connection with any transfer of shares of common stock by an officer or director, Morgan Stanley & Co. LLC will notify us of the impending release or waiver of any restriction and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters can close out a covered short sale by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available at which they may purchase additional shares pursuant to the option granted to them. The underwriters may also sell shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

          (a)   to any legal entity that is a qualified investor as defined in the Prospectus Directive;

          (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        Each underwriter has represented and agreed that:

        (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

        (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

  Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

  Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

  Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Reston, Virginia. As of the date of this prospectus, GC&H Investments, LLC, an entity that includes current and former partners and associates of Cooley LLP, beneficially owns 97,560 shares of our redeemable convertible preferred stock, which will be converted into 97,560 shares of our outstanding common stock upon completion of this offering. In addition, Cooley LLP is the beneficial holder of 2,307 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Washington, DC.

EXPERTS

        The consolidated financial statements of Millennial Media, Inc. at December 31, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Millennial Media and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.millennialmedia.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Millennial Media, Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Millennial Media, Inc.

        We have audited the accompanying consolidated balance sheets of Millennial Media, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millennial Media, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Baltimore, Maryland
February 24, 2012

Millennial Media, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,
			December 31, 2011 Pro Forma
	2010	2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$27,803	$16,707	$16,707
Accounts receivable, net of allowances of $1,034, $1,216 and $1,216 as of December 31, 2010 and 2011 and December 31, 2011 pro forma (unaudited), respectively	19,978	34,986	34,986
Prepaid expenses and other current assets	352	1,417	1,417

Total current assets	48,133	53,110	53,110
Property and equipment, net	741	3,688	3,688
Goodwill	—	1,348	1,348
Intangible assets, net	66	1,179	1,179
Deferred offering costs	—	1,985	1,985
Other assets and deferred financing fees	175	575	575

Total assets	$49,115	$61,885	$61,885

Liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$1,020	$2,883	$2,883
Accrued cost of revenue	13,054	20,963	20,963
Accrued payroll and payroll related expenses	3,137	5,153	5,153
Deferred revenue	351	157	157

Total current liabilities	17,562	29,156	29,156
Series B warrant outstanding	105	183	—
Other long-term liabilities	140	299	299

Total liabilities	17,807	29,638	29,455
Redeemable convertible preferred stock:
Series A-1 preferred stock, $0.001 par value, 6,341,465 shares authorized, issued and outstanding as of December 31, 2010 and 2011; no shares issued and outstanding, pro forma (unaudited); liquidation preference of $1,880 as of December 31, 2011	1,757	1,880	—
Series A-2 preferred stock, $0.001 par value, 9,448,220 shares authorized, issued and outstanding as of December 31, 2010 and 2011; no shares issued and outstanding, pro forma (unaudited); liquidation preference of $7,033 as of December 31, 2011	6,571	7,033	—
Series B preferred stock, $0.001 par value, 12,737,605 shares authorized, 12,686,855 issued and outstanding as of December 31, 2010 and 2011; no shares issued and outstanding, pro forma (unaudited); liquidation preference of $19,888 as of December 31, 2011	18,576	19,882	—
Series C preferred stock, $0.001 par value, 10,759,630 shares authorized, issued and outstanding, as of December 31, 2010 and 2011; no shares issued and outstanding, pro forma (unaudited); liquidation preference of $18,487 as of December 31, 2011	17,216	18,441	—
Series D preferred stock, $0.001 par value, 8,442,833 shares authorized, issued and outstanding as of December 31, 2010 and 2011; no shares issued and outstanding, pro forma (unaudited); liquidation preference of $29,470 as of December 31, 2011	27,502	29,432	—

Total redeemable convertible preferred stock	71,622	76,668	—
Stockholders' (deficit) equity:
Common stock, $0.001 par value, 74,892,833 shares authorized, 16,258,297, 18,011,035 and 65,690,038 shares issued and outstanding, as of December 31, 2010 and 2011 and December 31, 2011 pro forma (unaudited), respectively	16	17	65
Additional paid-in capital	—	—	76,803
Accumulated other comprehensive loss	(11)	(25)	(25)
Accumulated deficit	(40,319)	(44,413)	(44,413)

Total stockholders' (deficit) equity	(40,314)	(44,421)	32,430

Total liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity	$49,115	$61,885	$61,885

See accompanying notes.

Millennial Media, Inc.
Consolidated Statements of Operations

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except share and per share data)
Revenue	$16,220	$47,828	$103,678
Cost of revenue	11,596	31,602	63,595

Gross profit	4,624	16,226	40,083
Operating expenses:
Sales and marketing	4,609	8,508	14,255
Technology and development	1,095	2,175	5,181
General and administrative	6,326	12,535	21,321

Total operating expenses	12,030	23,218	40,757

Loss from operations	(7,406)	(6,992)	(674)
Other income (expense):
Interest income (expense)	(144)	(28)	(21)
Other expense	—	(79)	(78)

Total other income (expense)	(144)	(107)	(99)

Loss before income taxes	(7,550)	(7,099)	(773)
Income tax (expense) benefit	—	(22)	486

Net loss	(7,550)	(7,121)	(287)
Accretion of dividends on redeemable convertible preferred stock	(1,793)	(2,933)	(5,022)

Net loss attributable to common stockholders	$(9,343)	$(10,054)	$(5,309)

Net loss per share:
Basic and diluted	$(0.56)	$(0.56)	$(0.32)
Pro forma, basic and diluted (unaudited)			$(0.00)
Weighted average common shares outstanding:
Basic and diluted	16,783,411	17,965,893	16,362,810
Pro forma, basic and diluted (unaudited)			64,041,813
Stock-based compensation expense included above:
Sales and marketing	$99	$128	$130
Technology and development	12	12	1,007
General and administrative	101	272	695

See accompanying notes.

Millennial Media, Inc.
Consolidated Statements of Comprehensive Loss

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net loss	$(7,550)	$(7,121)	$(287)
Other comprehensive loss:
Foreign currency translation adjustments	—	(11)	(14)

Total comprehensive loss	$(7,550)	$(7,132)	$(301)

See accompanying notes.

Millennial Media, Inc.
Consolidated Statements of Changes in Stockholders' Deficit

	Common Stock			Accumulated Other Comprehensive Loss
			Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
	(in thousands, except share and per share data)
Balance, January 1, 2009	16,457,260	$3	$—	$—	$(16,168)	$(16,165)
Five-for-one stock dividend	—	13	(13)	—	—	—
Exercise of stock options	704,625	1	52	—	—	53
Accretion of dividends on redeemable convertible preferred stock	—	—	(251)	—	(1,542)	(1,793)
Accretion of issuance costs on redeemable convertible preferred stock	—	—	—	—	(13)	(13)
Stock-based compensation expense	—	—	212	—	—	212
Net loss	—	—	—	—	(7,550)	(7,550)

Balance, December 31, 2009	17,161,885	17	—	—	(25,273)	(25,256)
Repurchase and retirement of common stock	(2,001,829)	(2)	—	—	(5,503)	(5,505)
Exercise of stock options	1,098,241	1	126	—	—	127
Accretion of dividends on redeemable convertible preferred stock	—	—	(538)	—	(2,395)	(2,933)
Accretion of issuance costs on redeemable convertible preferred stock	—	—	—	—	(27)	(27)
Stock-based compensation expense	—	—	412	—	—	412
Net loss	—	—	—	—	(7,121)	(7,121)
Foreign currency translation adjustments	—	—	—	(11)	—	(11)

Balance, December 31, 2010	16,258,297	16	—	(11)	(40,319)	(40,314)
Repurchase and retirement of common stock	(300,761)	—	—	—	(827)	(827)
Issuance of common stock in connection with an acquisition	24,329	—	75	—	—	75
Issuance of restricted common stock in connection with an acquisition	1,448,080	1	—	—	—	1
Exercise of stock options	581,090	—	166	—	—	166
Accretion of dividends on redeemable convertible preferred stock	—	—	(2,073)	—	(2,949)	(5,022)
Accretion of issuance costs on redeemable convertible preferred stock	—	—	—	—	(31)	(31)
Stock-based compensation expense	—	—	1,832	—	—	1,832
Net loss	—	—	—	—	(287)	(287)
Foreign currency translation adjustments	—	—	—	(14)	—	(14)

Balance, December 31, 2011	18,011,035	$17	$—	$(25)	$(44,413)	$(44,421)

See accompanying notes.

Millennial Media, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Cash flows from operating activities
Net loss	$(7,550)	$(7,121)	$(287)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:
Non-cash stock-based compensation expense	212	412	1,832
Non-cash change in fair value of Series B warrant	—	79	78
Bad debt expense	161	870	345
Deferred income taxes	—	—	(481)
Depreciation and amortization	146	223	759
Amortization of discount on long-term debt	13	12	—
Amortization of deferred financing fees	13	13	12
Changes in assets and liabilities, net of acquired balances:
Accounts receivable	(4,366)	(14,370)	(15,341)
Prepaid expenses and other current assets	4	(294)	(1,027)
Other assets	—	(84)	(399)
Accounts payable and accrued expenses	64	716	1,817
Accrued cost of revenue	3,879	7,436	7,942
Accrued payroll and payroll related expenses	1,171	1,276	2,005
Deferred revenue	(13)	329	(194)
Other long-term liabilities	93	20	181

Net cash and cash equivalents used in operating activities	(6,173)	(10,483)	(2,758)
Cash flows from investing activities
Payments for acquisitions, net of cash acquired	—	(72)	(2,060)
Purchases of property and equipment	(79)	(640)	(3,528)

Net cash and cash equivalents used in investing activities	(79)	(712)	(5,588)
Cash flows from financing activities
Repayment of long-term debt	(750)	(2,250)	—
Payment of deferred financing fees	—	—	(57)
Payment of deferred offering costs	—	—	(1,985)
Proceeds from exercises of stock options	53	127	166
Issuance of Series C preferred shares, less offering costs	15,920	—	—
Issuance of Series D preferred shares, less offering costs	—	27,459	—
Repurchase and retirement of common shares	—	(5,505)	(827)

Net cash and cash equivalents provided by (used in) financing activities	15,223	19,831	(2,703)

Effect of exchange rates on cash and cash equivalents	—	(4)	(47)

Net increase (decrease) in cash and cash equivalents	8,971	8,632	(11,096)
Cash and cash equivalents, beginning of year	10,200	19,171	27,803

Cash and cash equivalents, end of year	$19,171	$27,803	$16,707

Supplemental disclosure of cash flow information
Cash paid for interest	$126	$27	$17
Supplemental disclosure of noncash investing and financing activities
Issuance of common stock in connection with acquisition	$—	$—	$75
Accretion of dividends on redeemable convertible preferred stock	$1,793	$2,933	$5,022
Accretion of issuance costs on redeemable convertible preferred stock	$13	$27	$31

See accompanying notes.

Millennial Media, Inc.
Notes to Consolidated Financial Statements

1. Description of Business

        Millennial Media, Inc. (the "Company") was incorporated in the state of Delaware in May 2006. The Company is engaged in the business of providing mobile advertising solutions to advertisers and developers. Its technology, tools and services help developers to maximize their advertising revenue, acquire users and gain insight about their users. The Company offers advertisers significant audience reach, sophisticated targeting capabilities and the ability to deliver rich and engaging ad experiences to consumers on their mobile connected devices.

2. Summary of Significant Accounting Policies

  Principles of Consolidation

        The consolidated financial statements include the accounts of Millennial Media, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

  Unaudited Pro Forma Presentation

        The Company has filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the "SEC") for the proposed initial public offering of shares of its common stock (the "IPO"). If consummated, all of the redeemable convertible preferred stock outstanding will automatically convert into 47,679,003 shares of common stock based on the shares of redeemable convertible preferred stock outstanding as of December 31, 2011. In addition, the outstanding Series B warrant will automatically convert into a warrant to purchase common stock and the preferred stock warrant liability of $183,000 as of December 31, 2011 will be reclassified to additional paid-in capital. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock and the reclassification of the Series B warrant outstanding, is set forth on the unaudited December 31, 2011 pro forma balance sheet.

        The unaudited pro forma net loss per share for the year ended December 31, 2011 assumes (i) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 47,679,003 shares of common stock upon the completion of the Company's initial public offering as of January 1, 2011 or upon issuance of the redeemable convertible preferred stock by the Company, if later, and (ii) the conversion of the Series B warrant to a common stock warrant as of January 1, 2011. The amounts recorded to reflect the accretion of dividends on redeemable convertible preferred stock and to adjust the Series B warrant to fair value have been added back to net loss to arrive at pro forma net loss.

        The Company believes that the unaudited pro forma balance sheet and unaudited pro forma net loss per share provides material information to investors, as the conversion of the Company's redeemable convertible preferred stock to common stock and the conversion of the Series B warrant to a common stock warrant is expected to occur upon the closing of an initial public offering, and therefore the disclosure of pro forma stockholders' equity and pro forma net loss per share provides measures of equity and net loss per share that are comparable to what will be reported by the Company as a public company.

  Recently Adopted Accounting Pronouncements

        In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, "Revenue Recognition—Multiple Deliverable Revenue Arrangements," which amends the criteria for evaluating the individual elements in a multiple deliverable revenue arrangement and how to allocate the consideration received to the individual elements. The guidance was effective for revenue arrangements entered into or

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company adopted this standard effective January 1, 2011. The adoption of this guidance did not have a material impact on the Company's financial position, results of operations or cash flows.

        In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income: Presentation of Comprehensive Income," which amends current comprehensive income guidance. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' (deficit) equity. Instead, it requires entities to report components of comprehensive income (loss) in either a single continuous statement of net income and comprehensive income (loss) or in two separate but consecutive statements. In October 2011, the FASB proposed a deferral of the requirement of ASU No. 2011-05 to present certain reclassifications of other comprehensive income on the face of the income statement. Companies, however, would still be required to adopt the other requirements of this pronouncement. ASU No. 2011-05, which should be applied retrospectively, is effective for annual or interim periods beginning after December 15, 2011 with early adoption permitted. The Company adopted ASU 2011-05 effective January 1, 2011 and has retrospectively applied the provisions of ASU 2011-05 for all periods presented. This adoption did not have an impact on the Company's financial position, results of operations or cash flows.

Recent Accounting Pronouncements Not Yet Adopted

        In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS." The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board ("IASB") to develop a single, converged fair value framework. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands existing disclosure requirements for fair value measurements and makes other amendments. Key additional disclosures include quantitative disclosures about unobservable inputs in Level 3 measures, qualitative information about the sensitivity of Level 3 measures and valuation process, and classification within the fair value hierarchy for instruments where fair value is only disclosed in the footnotes but the carrying amount is on some other basis. For public companies, the ASU is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect adoption of this ASU to have a material impact on the Company's financial position, results of operations or cash flows.

        In September 2011, the FASB issued ASU No. 2011-08, "Testing for Goodwill Impairment." The objective of ASU 2011-08 is to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This guidance is effective for interim and annual financial periods beginning after December 15, 2011, although early adoption is permitted. The Company does not expect adoption of this ASU to have a material impact on the Company's financial position, results of operations or cash flows.

  Use of Estimates

        The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

        On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, the useful lives of long-lived assets and other intangible assets, the fair value of the Company's common stock and assumptions used for purposes of determining stock-based compensation, the value of the Series B warrant, and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities as well as reporting revenue and expenses during the periods presented.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of checking accounts and a money market account. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains cash balances in financial institutions in amounts greater than federally insured limits.

  Revenue Recognition and Deferred Revenue

        The Company recognizes revenue based on the activity of mobile users viewing advertisements through developer applications and mobile websites. Revenues are recognized when the related advertising services are delivered based on the specific terms of the advertising contract, which are commonly based on the number of ads delivered, or views, clicks or actions by users on mobile advertisements. The Company recognizes revenue based on these terms because the services have been provided, the fees the Company charges are fixed or determinable, persuasive evidence of an arrangement exists, and collectability is reasonably assured.

        In the normal course of business, the Company acts as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. While none of the factors identified in this guidance is individually considered presumptive or determinative, because the Company is the primary obligor and is responsible for (i) identifying and contracting with third-party advertisers, (ii) establishing the selling prices of the advertisements sold, (iii) performing all billing and collection activities including retaining credit risk and (iv) bearing sole responsibility for fulfillment of the advertising, the Company acts as the principal in these arrangements and therefore reports revenue earned and costs incurred on a gross basis.

        Deferred revenue arises as a result of differences between the timing of revenue recognition and receipt of cash from the Company's customers. As of December 31, 2010 and 2011, there was $351,000 and $157,000, respectively, of services for which cash payments were received in advance of the Company's performance of the service under the arrangement and recorded as deferred revenue in the accompanying consolidated balance sheets.

  Cost of Revenue

        Cost of revenue consists primarily of the agreed-upon amounts due to developers for advertising space utilized in running mobile advertisements. These amounts are typically agreed upon in advance as either a fixed percentage of the advertising revenue earned by the Company based on mobile advertisements that are run on each developer's application or mobile website or as a fixed fee for the ad space. The Company recognizes the cost of revenue as the associated revenue is recognized, on a developer by developer basis during the period the advertisements run on the developer's advertising application or mobile website.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

Costs owed to developers but not yet paid are recorded as accrued cost of revenue in the accompanying consolidated balance sheets.

  Fair Value Measurements

        The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate their respective fair values due to their short-term nature. The Company's Series B warrant is recorded at fair value.

        The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

  •
  Level 1.  Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

  •
  Level 2.  Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

  •
  Level 3.  Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

  Assets and Liabilities Measured at Fair Value on a Recurring Basis

        The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. This

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

determination requires significant judgments to be made. The following table summarizes the conclusions reached as of December 31, 2010 and 2011 (in thousands):

	Balance at December 31, 2010	Level 1	Level 2	Level 3
Assets:
Money market funds(1)	$2,407	$2,407	$—	$—

	$2,407	$2,407	$—	$—

Liabilities:
Series B warrant(2)	$105	$—	$—	$105

	$105	$—	$—	$105

	Balance at December 31, 2011	Level 1	Level 2	Level 3
Assets:
Money market funds(1)	$10,909	$10,909	$—	$—

	$10,909	$10,909	$—	$—

Liabilities:
Series B warrant(2)	$183	$—	$—	$183

	$183	$—	$—	$183

    (1)
    Money market funds are classified as cash equivalents in the Company's consolidated balance sheets. As short-term, highly liquid investments readily convertible to known amounts of cash, with remaining maturities of three months or less at the time of purchase, the Company's cash equivalent money market funds have carrying values that approximate fair value.

    (2)
    The Company used an option pricing model to determine the fair value of the Series B preferred stock warrant. Significant inputs included an estimate of the fair value of the Company's Series B preferred stock, the remaining contractual life of the warrant, a risk free rate of interest, and an estimate of the Company's stock volatility using the volatilities of guideline peer companies.

  Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

        The following table presents the changes in the Company's Level 3 instruments measured at fair value on a recurring basis for the years ended December 31, 2009, 2010, and 2011 (in thousands):

	Series B Warrant
	2009	2010	2011
Beginning balance at January 1	$26	$26	$105
Unrealized loss included in earnings	—	79	78

Ending balance at December 31	$26	$105	$183

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

        No change in fair value was recorded in the statement of operations for the year ended December 31, 2009 as any change in fair value was de minimis.

  Concentration of Credit Risk

        Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. All of the Company's cash and cash equivalents are held at financial institutions that management believes to be of high credit quality. The Company's cash and cash equivalent accounts exceed federally insured limits at times. The Company has not experienced any losses on cash and cash equivalents to date. To manage accounts receivable risk, the Company evaluates the creditworthiness of its customers and maintains an allowance for doubtful accounts.

        One customer accounted for 11% of revenue for the year ended December 31, 2009. During the years ended December 31, 2010 and 2011, there were no customers that accounted for more than 10% of revenue or greater than 10% of outstanding receivables at year end.

        During the years ended December 31, 2009 and 2010, cost of revenue from one developer (vendor) comprised 42% and 26%, respectively, of total cost of revenue. No developer (vendor) comprised greater than 10% of total cost of revenue during the year ended December 31, 2011.

  Accounts Receivable and Allowance for Doubtful Accounts and Sales Credits

        The Company extends credit to customers without requiring collateral. Accounts receivable are stated at realizable value, net of an allowance for doubtful accounts. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of amounts due. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. Historically, actual write-offs for uncollectible accounts have not significantly differed from the Company's estimates. However, higher than expected bad debts may result in future write-offs that are greater than the Company's estimates.

        The Company also estimates an allowance for sales credits based on the Company's historical sales credits experience. Historically, actual sales credits have not significantly differed from the Company's estimates. However, higher than expected sales credits may result in future write-offs that are greater than the Company's estimates. The allowances for doubtful accounts and sales credits are included in accounts receivable, net in the consolidated balance sheets.

  Property and Equipment

        Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. Depreciation and amortization is provided over the estimated useful lives of the related assets using the straight-line method.

        The estimated useful lives for significant property and equipment categories are as follows:

Office furniture and fixtures	7 years
Computer equipment	3 years
Purchased software	3 years
Internally developed software	3 years
Leasehold improvements	Lesser of remaining lease term or useful life

        Repairs and maintenance costs are charged to expense as incurred.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

  Internally Developed Software

        The Company capitalizes certain internal and external software development costs, consisting primarily of direct labor associated with creating the internally developed software. Software development projects generally include three stages: the preliminary project stage (all costs expensed as incurred), the application development stage (costs are capitalized) and the post-implementation/ operation stage (all costs expensed as incurred). The costs capitalized in the application development stage primarily include the costs of designing the application, coding and testing of the system. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software once it is ready for its intended use. Capitalized software development costs of $2.1 million have been included in property and equipment in the consolidated balance sheet as of December 31, 2011. Amortization expense for the related capitalized internally developed software for the years ended December 31, 2009, 2010, and 2011 totaled $0, $0, and $79,000, respectively, and is included in technology and development expense in the accompanying consolidated statements of operations.

  Goodwill

        As a result of the Company's acquisition of Condaptive, Inc. (see Note 3) in May 2011, the Company recorded goodwill. Goodwill represents the excess of: (a) the aggregate of the fair value of consideration transferred in a business combination, over (b) the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to annual impairment tests. The Company tests goodwill for impairment annually on October 1st or more frequently if events or changes in business circumstances indicate the asset might be impaired. Goodwill is tested for impairment at the reporting unit level using a two-step approach. The first step is to compare the fair value of the reporting unit to the carrying value of the net assets assigned to the reporting unit. If the fair value of the reporting unit is greater than the carrying value of the net assets assigned to the reporting unit, the assigned goodwill is not considered impaired. If the fair value is less than the reporting unit's carrying value, step two is performed to measure the amount of the impairment, if any. In the second step, the fair value of goodwill is determined by deducting the fair value of the reporting unit's identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if the reporting unit had just been acquired and the fair value was being initially allocated. If the carrying value of goodwill exceeds the implied fair value, an impairment charge would be recorded in the period the determination is made.

        The Company has determined that it has a single, entity-wide reporting unit. To determine the fair value of the Company's entity-wide reporting unit, the Company primarily uses a discounted cash flow analysis, which requires significant assumptions and estimates about future operations. Significant judgments inherent in this analysis include the determination of an appropriate discount rate, estimated terminal value and the amount and timing of expected future cash flows. The Company may also determine fair value of its reporting unit using a market approach by applying multiples of earnings of peer companies to the operating results of the reporting unit.

        As a result of the Company's annual impairment testing as of October 1, 2011, goodwill was not considered impaired and as such, no impairment charges were recorded.

  Identifiable Intangible Assets

        The Company acquired intangible assets in connection with its business acquisitions. These assets were recorded at their estimated fair values at the acquisition date and are being amortized over their respective estimated useful lives using the straight-line method.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

        The estimated useful lives used in computing amortization are as follows:

Intellectual property	10 years
Developed technology	5 years

  Deferred Offering Costs

        Deferred offering costs of $2.0 million are included on the consolidated balance sheets as of December 31, 2011. Upon the consummation of the initial public offering, these amounts will be offset against the proceeds of the offering and included in stockholders' (deficit) equity. If the offering is terminated, the deferred offering costs will be expensed.

  Impairment of Long-Lived Assets

        The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are not recoverable, the impairment to be recognized, if any, is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets or asset group. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2010 and 2011, management does not believe any long-lived assets are impaired and has not identified any assets as being held for sale.

  Income Taxes

        Income taxes are accounted for under the asset and liability method of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

        The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based on the technical merits of the position, it is more likely than not that the position will be sustained upon examination by the taxing authorities.

        The Company has a policy to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense.

  Advertising Costs

        The Company expenses advertising costs as incurred. Advertising costs totaled $73,000, $116,000, and $184,000 for the years ended December 31, 2009, 2010, and 2011, respectively. Advertising costs are included within sales and marketing expense on the consolidated statements of operations.

  Technology and Development

        Technology and development expense primarily consists of salaries and payroll-related costs for development employees, including stock-based compensation and bonuses. Additional expenses include

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

costs related to the development, quality assurance and testing of new technology and enhancement of existing technology, amortization of internally developed software related to the Company's technology infrastructure, consulting, travel and other related overhead.

        Technology and development costs are expensed as incurred, except for certain costs relating to internally developed software, which are capitalized and amortized on a straight line basis over three years once the asset is placed in service.

  Foreign Operations and Currency Translation

        Beginning in 2010, the consolidated financial statements include the results of the Company's wholly-owned subsidiaries whose books and records are maintained in a functional currency other than U.S. Dollars. These results have been translated into U.S. Dollars in the accompanying consolidated financial statements. There were no foreign operations prior to 2010.

  Stock-Based Compensation

        The Company accounts for share-based payment awards by measuring employee services received in exchange for all equity awards granted based on the fair value of the award as of the grant date. The Company recognizes stock-based compensation expense on a straight-line basis over the awards' vesting period, adjusted for estimated forfeitures.

        The Company uses the Black-Scholes option pricing model for estimating the fair value of stock options. The use of the option valuation model requires the input of highly subjective assumptions, including the fair value of the Company's common stock, the expected life, and the expected stock price volatility based on peer companies. Additionally, the recognition of expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

  Basic and Dilutive Loss per Common Share

        The Company uses the two-class method to compute net loss per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. Holders of each series of the Company's redeemable convertible preferred stock and the restricted common stock issued in the Condaptive acquisition (see Note 3) are entitled to participate in distributions, when and if declared by the board of directors, that are made to common stockholders, and as a result are considered participating securities.

        Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year's earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses. Diluted net loss per common share is computed under the two-class method by using the weighted-average number of shares of common stock outstanding, plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options and warrants. In addition, the Company analyzes the potential dilutive effect of the outstanding participating securities under the "if-converted" method when calculating diluted earnings per share, in which it is assumed that the outstanding participating securities convert into common stock at the beginning of the period. The Company reports the more dilutive of the approaches

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

(two class or "if-converted") as its diluted net income per share during the period. Due to net losses for the years ended December 31, 2009, 2010, and 2011, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been antidilutive.

3. Acquisition

        On May 6, 2011, the Company completed the acquisition of 100% of the stock of Condaptive, Inc. ("Condaptive"). Condaptive is a technology and data company focused on mobile audience formation and development through the innovative analysis of data. The purpose of the acquisition was to augment the Company's audience formation technology as part of its core business. Consideration for the acquisition included the payment of $2.1 million in cash less cash acquired of $8,000 and the issuance of 24,329 shares of common stock, with a fair value of $75,000 as of the acquisition date.

        The following table summarizes the fair values of the assets and liabilities acquired at the date of acquisition (in thousands):

Cash	$8
Unbilled revenue	45
Deposits	3
Developed technology	1,292
Goodwill	1,348

Total assets acquired	2,696

Accounts payable	66
Deferred tax liability	487

Total liabilities assumed	553

Net assets acquired	$2,143

        The developed technology intangible asset is being amortized over its estimated useful life of five years. Amortization expense recorded from the date of acquisition through December 31, 2011 was $172,000, which is included in general and administrative expenses on the accompanying consolidated statements of operations. Goodwill recognized from the transaction results from expected synergies and the acquired workforce. The Company's consolidated financial statements include the operating results of Condaptive from the date of the acquisition. Pro forma results of operations for this acquisition have not been presented because the financial impact to the Company's consolidated results of operations is not material.

        In addition to the purchase price paid for Condaptive, the Company issued 1,448,080 shares of restricted common stock at a fair value of $4.5 million at the time of issuance to certain stockholders of Condaptive who became employees of the Company. The shares are subject to on-going service requirements over the next three years contingent on their future service to the Company. The fair value of the shares of up to $4.5 million will be recognized as compensation expense on a straight-line basis over the requisite service period. For tax purposes, the entire amount has been treated as purchase price consideration for the acquired company.

        The Company recognized $65,000 of acquisition-related costs for the period ended December 31, 2011, which is included in general and administrative expenses on the accompanying consolidated statements of operations.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

4. Property and Equipment

        Property and equipment consisted of the following as of December 31 (in thousands):

	2010	2011
Office furniture and fixtures	$135	$227
Leasehold improvements	158	404
Internally developed software	—	2,068
Computer software	347	685
Computer equipment	604	1,387

	1,244	4,771
Less: accumulated depreciation and amortization	(503)	(1,083)

Property and equipment, net	$741	$3,688

        Depreciation and amortization expense of property and equipment for the years ended December 31, 2009, 2010, and 2011 was $146,000, $223,000 and $580,000, respectively. The unamortized balance of internally developed software as of December 31, 2011 was $2.0 million.

5. Goodwill and Intangible Assets

        The changes in the carrying amount of goodwill for the year ended December 31, 2011 were as follows (in thousands):

Balance as of January 1, 2011	$—
Goodwill acquired	1,348

Balance as of December 31, 2011	$1,348

        Information regarding the Company's acquisition-related intangible assets is as follows (in thousands):

	As of December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life (in years)
Intellectual property	$72	$6	$66	9.2
Developed technology	—	—	—	—

Total	$72	$6	$66	9.2

	As of December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life (in years)
Intellectual property	$72	$13	$59	8.2
Developed technology	1,292	172	1,120	4.3

Total	$1,364	$185	$1,179	4.5

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

        Amortization expense of acquisition-related intangible assets for the years ended December 31, 2009, 2010, and 2011 was $0, $6,000, and $179,000, respectively. As of December 31, 2011, expected amortization expense for acquisition-related intangible assets for each of the next five years and thereafter was as follows (in thousands):

2012	$266
2013	266
2014	266
2015	266
2016	93
Thereafter	22

$1,179

6. Commitments and Contingencies

  Operating Lease Commitments

        The Company leases office space under noncancelable operating lease agreements which may include renewal options. The Company also leased residential property under a noncancelable operating lease that expired in November 2009. Future minimum lease payments under these operating leases consisted of the following as of December 31, 2011 (in thousands):

2012	$1,365
2013	1,108
2014	629
2015	651
2016	464

Total future minimum lease payments	$4,217

        Rent expense for the years ended December 31, 2009, 2010, and 2011 totaled $424,000, $537,000, and $927,000, respectively.

        Future minimum lease payments due under the noncancelable operating lease arrangements contain fixed rent increases over the term of the lease. Rent expense on these operating leases is recognized over the term of the lease on a straight-line basis. The excess of rent expense over future minimum lease payments due has been reported as a deferred rent liability within other long term liabilities in the accompanying consolidated balance sheets.

  Letter of Credit

        At December 31, 2010 and 2011, the Company had an outstanding letter of credit for $54,000 and $36,000, respectively, related to its leased office space.

  Legal Contingencies

        The Company is a party to a variety of legal proceedings that arise in the normal course of business. While the results of such normal course legal proceedings cannot be predicted with certainty, management believes that, based on current knowledge, the final outcome of the current pending matters will not have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

7. Long-Term Debt and Line of Credit

        During 2008, the Company borrowed $3.0 million under a term loan with a financial institution ("the Loan"). The Loan was senior to all classes of the Company's debt and equity and had first priority security interest in all assets and stock of the Company. The Loan bore interest at a floating annual rate equal to the Prime Rate plus 0.5% (3.75% as of December 31, 2009). Beginning April 1, 2009, the Company was required to repay the Loan in 36 consecutive equal monthly installments. The Loan was repaid in full in March 2010.

        In August 2011, the Company obtained a line of credit with Silicon Valley Bank (the "SVB Line") which allows for borrowings up to $15.0 million secured by substantially all of the assets of the Company. As part of the SVB Line, the Company has a maximum of $2.0 million in available but unused letters of credit. Advances on the SVB Line bear interest at a floating per annum rate equal to the lender's most recent prime rate, with interest payable monthly. The Company paid and capitalized $57,000 of loan origination fees related to the SVB Line, which are being amortized on a straight-line basis through interest expense over the 24 month term of the line of credit. The SVB Line agreement requires the ratio of cash, cash equivalents and billed accounts receivable to current liabilities to remain above 1.25 to 1.00. As of December 31, 2011, the Company was in compliance with the required ratio. Additionally, the SVB Line contains an unused line fee totaling 0.25% per annum calculated on the average unused portion of the loan, payable monthly. The scheduled maturity of the SVB Line is August 11, 2013. As of December 31, 2011, the Company had not yet drawn on this line of credit.

8. Series B Warrant

        The Company is a party to a derivative financial instrument in which it issued a Series B warrant allowing the holder to purchase 50,750 shares of Series B preferred stock. The warrant was issued in conjunction with the 2008 long-term debt borrowing (see Note 7). The warrant has a term of 10 years and a stated exercise price of $1.18 per share and may be exercised in whole or in part at any time. The warrant also includes a cashless exercise option which allows the holder to receive fewer shares of Series B preferred stock in exchange for the warrant rather than paying cash to exercise. The warrant is classified as a liability in the accompanying consolidated balance sheets and adjusted to fair value due to the fact that it is currently exercisable into a redeemable security.

        The fair value of the warrant was estimated to be $105,000 and $183,000 at December 31, 2010 and 2011, respectively. For the years ended December 31, 2009, 2010, and 2011, all changes in the fair value of the warrant were recorded in other expense in the accompanying consolidated statement of operations. The Company recorded expense of $0, $79,000, and $78,000 for the years ended December 31, 2009, 2010, and 2011, respectively, related to the fair value adjustment of the warrant.

9. Stockholders' Equity and Redeemable Convertible Preferred Stock ("preferred stock")

        The Company is authorized to issue two classes of stock to be designated common stock and preferred stock. The Company is authorized to issue a total of 122,622,586 shares, of which 74,892,833 shares are common stock and 47,729,753 shares are preferred stock. Both the common stock and preferred stock have a par value of $0.001 per share.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

  Common Stock

  Liquidation Rights

        In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for all series of outstanding preferred stock.

  Dividends and Voting Rights

        The holders of common stock are entitled to receive dividends if and when declared by the Company, but not until all dividends on preferred stock have been either (i) paid or (ii) declared and the Company has set aside funds to pay those dividends declared. Holders of common stock have the right to one vote per share.

  Preferred Stock

        The following table summarizes the issuances of preferred stock:

Issue Date	Name	Price per Share	Number of Shares	Conversion Price per Share
July 2006	Series A-1	$0.21	6,341,465	$0.21
December 2006	Series A-2	$0.53	9,448,220	$0.53
November 2007	Series B	$1.18	12,686,855	$1.18
November 2009	Series C	$1.49	10,759,630	$1.49
December 2010	Series D	$3.26	8,442,833	$3.26

        Series A-1, Series A-2, Series B, Series C, and Series D are collectively referred to as the Series Preferred. Each of the prices per share above is referred to as the Original Issue Price, and excludes the cost of issuance.

        The Company incurred approximately $80,000, $41,000, and $0 of issuance costs during the years ended December 31, 2009, 2010, and 2011, respectively, in connection with the issuance of various classes of the Series Preferred. Such costs have been recorded as a reduction of the carrying amount of the Series Preferred and are being accreted through a charge to additional paid-in capital or accumulated deficit through December 23, 2015 using the effective interest method. The related accretion for the years ended December 31, 2009, 2010, and 2011 was $13,000, $27,000, and $31,000, respectively.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

  Summary of Activity

        The following table presents a summary of activity for the Series Preferred issued and outstanding for the years ended December 31, 2009, 2010, and 2011 (in thousands):

	Redeemable Convertible Preferred Stock
	Series A-1	Series A-2	Series B	Series C	Series D	Total Amount
Balance, January 1, 2009	$1,531	$5,734	$16,211	$—	$—	$23,476
Issuance of Series C preferred stock, less offering costs of $80	—	—	—	15,920	—	15,920
Preferred stock dividends accreted for Series A-1 preferred stock	107	—	—	—	—	107
Preferred stock dividends accreted for Series A-2 preferred stock	—	402	—	—	—	402
Preferred stock dividends accreted for Series B preferred stock	—	—	1,137	—	—	1,137
Preferred stock dividends accreted for Series C preferred stock	—	—	—	147	—	147
Accretion of issuance costs	2	2	6	3	—	13

Balance, December 31, 2009	$1,640	$6,138	$17,354	$16,070	$—	$41,202
Issuance of Series D preferred stock, less offering costs of $41	—	—	—	—	27,460	27,460
Preferred stock dividends accreted for Series A-1 preferred stock	115	—	—	—	—	115
Preferred stock dividends accreted for Series A-2 preferred stock	—	430	—	—	—	430
Preferred stock dividends accreted for Series B preferred stock	—	—	1,216	—	—	1,216
Preferred stock dividends accreted for Series C preferred stock	—	—	—	1,130	—	1,130
Preferred stock dividends accreted for Series D preferred stock	—	—	—	—	42	42
Accretion of issuance costs	2	3	6	16	—	27

Balance, December 31, 2010	$1,757	$6,571	$18,576	$17,216	$27,502	$71,622
Adjustment to offering costs associated with Series D issuance	—	—	—	—	(7)	(7)
Preferred stock dividends accreted for Series A-1 preferred stock	123	—	—	—	—	123
Preferred stock dividends accreted for Series A-2 preferred stock	—	460	—	—	—	460
Preferred stock dividends accreted for Series B preferred stock	—	—	1,301	—	—	1,301
Preferred stock dividends accreted for Series C preferred stock	—	—	—	1,209	—	1,209
Preferred stock dividends accreted for Series D preferred stock	—	—	—	—	1,929	1,929
Accretion of issuance costs	—	2	5	16	8	31

Balance, December 31, 2011	$1,880	$7,033	$19,882	$18,441	$29,432	$76,668

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

  Redemption

        The Company is obligated to redeem the Series Preferred if the holders of at least sixty-seven percent (67%) of the outstanding shares of Series Preferred, voting together as a single class on an as-if converted to common stock basis, require the Company to redeem all of the then outstanding Series Preferred of such holders in two equal annual installments beginning at any date on or after the fifth anniversary of the date the Series D was issued ("Original Issue Date"), or December 23, 2010, and ending on the date one year from such first redemption date. Shares subject to redemption will be redeemed from each holder of Series Preferred on a pro rata basis, based on the number of shares of Series Preferred then held. Any such redemption of the Series Preferred will be made on a ratable basis among the holders of Series A-1, Series A-2 (together "Series A"), Series B, Series C and Series D that request such redemption. In the event that the assets of the Company available for payment of such redemption amounts are less than the applicable Preferential Amount, the available funds shall be paid first in payment in full of the applicable Original Issue Price (the "Initial Preference Payment") and then in payment of all unpaid dividends (whether or not declared) and all declared but unpaid dividends (the "Accrued Dividends"). Together, the Initial Preference Payment and the Accrued Dividends equal the "Preferential Amount." As the Series Preferred are considered redeemable outside of the Company's control for accounting purposes, outstanding balances have been recorded as mezzanine equity within the consolidated balance sheets. The Company has elected to accrete the difference between the carrying value of the Series Preferred and the redemption amount (which includes accrued but undeclared/unpaid dividends) over the period to the first potential redemption date.

  Voting Rights

        Each holder of shares of the Series Preferred is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series Preferred are convertible. Voting rights are consistent with the rights of holders of common stock, except as otherwise required by law or as specified in the Company's Articles of Incorporation.

  Liquidation Rights

        Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment is made to the holders of any common stock, the holders of Series Preferred are entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, for each share of Series Preferred held by them, an amount per share of Series Preferred equal to the applicable Initial Preference Payment. If, upon any such Liquidation Event, the assets of the Company (or the consideration received in such transaction) are insufficient to make payment in full to all holders of Series Preferred of the Initial Preference Payment, such assets (or consideration) shall be distributed among the holders of Series Preferred at the time outstanding ratably in proportion to the full amounts of Initial Preference Payment to which they would otherwise be respectively entitled if such amounts had been paid in full.

        After payment of the full Initial Preference Payment to the holders of Series Preferred, and before any distribution or payment is made to the holders of any common stock, the holders of Series Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in connection with such Liquidation Event, for each share of Series Preferred held by them, an amount per share of Series Preferred equal to the Accrued Dividends (and together with the Initial Preference Payment, the "Liquidation Preference"). If, upon any such Liquidation Event, the assets of the Company (or the consideration received in such transaction) are sufficient to make payment in full of the Initial Preference Payment but insufficient to make payment in full to all holders of Series Preferred of the Accrued Dividends, then such assets (or consideration) that remain available for distribution after

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

payment in full of the Initial Preference Payment shall be distributed among the holders of Series Preferred at the time outstanding, ratably in proportion to the full amounts of Accrued Dividends to which they would otherwise be respectively entitled if such amounts had been paid in full.

        Solely for purposes of determining the amount each holder of shares of Series Preferred is entitled to receive with respect to a Liquidation Event, each series of Series Preferred shall be treated as if all holders of such series had converted such holder's shares of such series into shares of common stock immediately prior to the Liquidation Event if, as a result of an actual conversion of any series of Series Preferred holders of such series would receive (with respect to such series), in the aggregate, an amount greater than the amount that would be distributed to holders of such series if such holders had not converted such series of Series Preferred into shares of common stock.

  Conversion Rights

        The holders of the Company's Series Preferred are entitled to convert their shares into common stock at any time. The number of shares of common stock issued upon conversion is determined based on the number of converted Series Preferred and the conversion rate. The conversion rate varies based upon the occurrence of certain events, such as stock splits, business combinations, issuances of common stock dividends and distributions, recapitalizations, mergers, consolidations, and sales of common stock below the Series Preferred conversion price. As of December 31, 2010 and 2011, the conversion price of each series of Series Preferred was equal to the Original Issue Price of such series.

        Each share of the Series A will automatically be converted into shares of common stock, at any time upon the affirmative election of the holders of at least sixty percent (60%) of the then-outstanding shares of the Series A, voting together as a single class on an as-if converted to common stock basis. Each share of the Series B will automatically be converted into shares of common stock at any time upon the affirmative election of the holders of at least a majority of the then-outstanding shares of the Series B, voting together as a single class. Each share of the Series C will automatically be converted into shares of common stock at any time upon the affirmative election of the holders of at least a majority of the then-outstanding shares of the Series C Preferred, voting together as a single class. Each share of the Series D Preferred will automatically be converted into shares of common stock at any time upon the affirmative election of the holders of at least sixty seven percent (67%) of the then-outstanding shares of the Series D Preferred, voting together as a single class. Each share of the Series Preferred will automatically be converted into shares of common stock immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company in which the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $25.0 million with a pre-money valuation of the Company of at least $250.0 million. Upon such automatic conversion, any declared and unpaid dividends will be paid.

  Dividend Rights

        Holders of Series Preferred, in preference to the holders of common stock, are entitled to receive, (A) when, as and if declared by the Board of Directors (the "Board"), but only out of funds that are legally available, (B) upon a Liquidation Event, or (C) upon the redemption of the Series Preferred, cash dividends at the rate of seven percent (7%) of the applicable Original Issue Price for such series of Series Preferred per annum, on each outstanding share of Series Preferred. Such dividends are payable only when, as and if declared by the Board, accrue from the date of issuance of the underlying share (whether or not declared), and are cumulative and compound annually. No dividend may be declared or paid on a series of the Series Preferred unless all then accrued dividends are declared and paid on each other series of the Series Preferred. In addition to the 7% cash dividend, holders of the Series Preferred shall be

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

entitled to receive, on an if-converted basis, when and as declared by the Company's board of directors, any dividends on the Company's common stock. As of December 31, 2011, no dividends were declared by the board of directors. Due to the fact that the Company is obligated to pay accrued dividends (whether or not declared) to the Series Preferred holders upon a redemption event, the Company has accreted all undeclared or unpaid dividends as of December 31, 2011 of $581,000, $2,033,000, $4,888,000, $2,486,000, and $1,971,000, or $0.09, $0.22, $0.39, $0.23, and $0.23 per share for Series A-1, Series A-2, Series B, Series C, and Series D, respectively.

  Stock Split

        On December 22, 2009, the Company's board of directors declared a five-for-one stock split, effected in the form of a stock dividend, on the shares of the Company's common stock. Each shareholder of record on December 22, 2009 received four additional shares of stock for each share of stock they then held. The Company retained the current par value of $0.001 per share for all shares. All references in the accompanying financial statements to number of shares outstanding, per-share amounts, and stock option data have been restated to reflect the effect of the stock split for all periods presented.

10. Stock-Based Compensation

        The Company established the 2006 Equity Incentive Plan (the "Stock Option Plan"), pursuant to which the Company has reserved 10,470,855 shares of its common stock for issuance to its employees, directors, and non-employee third parties. As of December 31, 2011, the Company has 229,141 shares available for future grants.

        Stock options are granted at exercise prices not less than the estimated fair market value of the Company's common stock at the date of grant. The Company utilizes third party valuations to assist in the determination of fair value of the Company's common stock. These valuations consider publicly traded guideline companies, precedent transactions, discounted cash flows analyses, and values of the Company's common shares indicated through preferred stock financings in estimating the fair value of the Company's common stock. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the option award. Options generally vest ratably over a four-year period, except those options granted to non-employee third parties, portions of which may vest immediately or on a straight-line basis over two years. Options expire ten years from the date of grant. The Company intends to issue new shares as needed to satisfy share options upon exercise.

        For the years ended December 31, 2009, 2010, and 2011, the Company recognized total non-cash stock-based compensation expense associated with stock option awards of $212,000, $412,000, and $859,000, respectively.

        The Company values stock options using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Black-Scholes and other option valuation models require the input of highly subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company's employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the "simplified method." Under the "simplified method," the expected life of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company used the "simplified method" due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because dividends are not expected to be paid in the near future, which is consistent with the Company's history of not paying dividends.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

        The following summarizes the assumptions used for estimating the fair value of stock options granted to employees for the years ended December 31:

	2009	2010	2011
Risk-free interest rate	1.9% – 2.7%	1.3% – 2.7%	1.1% – 2.4%
Expected life	5 – 5.9 years	5 – 6.1 years	5.5 – 6.1 years
Expected volatility	47% – 49%	46% – 47%	44% – 54%
Dividend yield	0%	0%	0%
Weighted-average grant date fair value	$0.33	$0.33	$1.46

        The following is a summary of option activity for the year ended December 31, 2011:

	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Options outstanding at January 1, 2011	6,495,430	$0.44
Granted	1,836,412	3.21
Exercised	(581,090)	0.29
Forfeited	(97,544)	1.26
Expired	(2,710)	0.76

Options outstanding at December 31, 2011	7,650,498	$1.11	7.33	$37,406

Options vested and exercisable at December 31, 2011	4,826,270	$0.46	6.44	26,748

Options vested and expected to vest at December 31, 2011	7,554,968	$1.10	7.28	37,016

        The total compensation cost related to nonvested awards not yet recognized as of December 31, 2011 totaled $2.7 million and will be recognized over a weighted-average period of approximately 2.9 years.

        The aggregate intrinsic value of all options exercised during the years ended December 31, 2009, 2010, and 2011 was $465,000, $991,000, and $1.7 million, respectively. The total fair value of shares which vested during the years ended December 31, 2009, 2010, and 2011 was $114,000, $323,000, and $471,000, respectively.

        The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2011 through December 31, 2011, as well as the associated per share exercise price and the estimated fair value per share of the Company's common stock on the grant date.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Fair Value per Share
March 22, 2011	909,796	$2.75	$2.75
July 20, 2011	370,109	3.49	3.34
September 2, 2011	248,482	3.49	3.34
November 14, 2011	308,025	4.02	4.02

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

        The Company has determined for financial reporting purposes the estimated per share fair value of its common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation," also known as the Practice Aid. In conducting the contemporaneous valuations, the Company considered all objective and subjective factors that it believed to be relevant for each valuation conducted, including management's best estimate of the Company's business condition, prospects and operating performance at each valuation date.

Restricted Common Stock

        In connection with the acquisition of Condaptive on May 6, 2011, the Company issued 1,448,080 shares of restricted common stock to the employee shareholders of Condaptive at a fair value of approximately $4.5 million at the time of issuance. Under the terms of the stock restriction agreements, one-third of the shares of common stock issued will be released from restriction on the one-year anniversary of the issuance so long as the shareholder remains an employee of the Company. Thereafter, 1/36th of the shares of common stock will be released from restriction on a monthly basis measured from the one year anniversary of the issuance, so long as the shareholder remains an employee of the Company as of the date of each such release, until all of the common stock is released from restriction. If the shareholder's employment terminates prior to the release of all shares from restriction, the shares not yet vested are subject to repurchase by the Company at the lower of $0.001 or the share's then fair market value.

        Stock-based compensation expense related to the restricted common stock is being recognized ratably over the restriction period of three years based on the fair value at the time of issuance. For the year ended December 31, 2011, the Company recognized non-cash stock-based compensation expense associated with restricted common stock of $973,000. At December 31, 2011, unrecognized compensation expense relating to the restricted stock awards was $3.5 million and the aggregate intrinsic value of the unvested restricted stock was $8.7 million.

11. Income Taxes

        The components of loss before income tax for the years ended December 31 are as follows (in thousands):

	2009	2010	2011
Domestic	$(7,550)	$(6,427)	$(677)
Foreign	—	(672)	(96)

Total loss before income tax	$(7,550)	$(7,099)	$(773)

        The components of income tax (expense) benefit for the years ended December 31 are as follows (in thousands):

	2009	2010	2011
Federal	$—	$—	$439
State and local	—	(22)	57
Foreign	—	—	(10)

Total income tax (expense) benefit	$—	$(22)	$486

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

        Total income tax (expense) benefit is allocated as follows (in thousands):

	2009	2010	2011
Current	$—	$(22)	$5
Deferred	—	—	481

Total income tax (expense) benefit	$—	$(22)	$486

        A reconciliation of the difference between the statutory federal income tax rate and the effective income tax rate is as follows:

	2009	2010	2011
U.S. statutory Federal rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:
Expenses not deductible for tax purposes	(0.2)	(0.8)	(25.1)
State income taxes, net of federal benefit	—	(0.3)	1.2
Stock compensation	—	—	(79.8)
Changes in valuation allowance for deferred income taxes	(34.4)	(34.2)	133.6
Other	0.6	1.0	(1.0)

Effective tax rate	0.0%	(0.3)%	62.9%

        The Company's effective tax rate increased to 62.9% for the year ended December 31, 2011 primarily due to a change in judgment about the realizability of the Company's deferred tax assets due to a future taxable temporary difference established in connection with the acquisition of Condaptive, Inc. A component of the Company's stock-based compensation expense is not deductible for tax purposes; however, the increase in the effective tax rate related to these non-deductible expenses is offset by a reduction in the Company's valuation allowance.

        Deferred income taxes reflect the net tax effect of temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. As of December 31, 2011, the Company has $27.0 million of federal net operating loss carryforwards, which expire at various dates through 2031. The gross amount of the state net operating loss carryforwards is equal to or less than the federal net operating loss carryforwards and expires over various periods based on individual state tax law. As of December 31, 2011, the Company has gross foreign net operating loss carryforwards of $57,000 that do not expire.

        In general, businesses with U.S. net operating losses ("NOLs") are considered loss corporations for U.S. federal income tax purposes. Pursuant to Section 382 of the Internal Revenue Code (the "Code"), loss corporations that undergo an ownership change, as defined under the Code, may be subject to an annual limit on the amount of NOLs available to offset taxable income. The Company performed an analysis of its ownership changes pursuant to the rules prescribed under U.S. tax law and determined that it experienced one such ownership change since its inception. Based on this analysis, the Company does not believe that its NOLs and other tax attributes are limited under Section 382 of the Code. The realizability of the Company's U.S. NOL deferred tax assets is dependent on future sources of taxable income within the NOL carryforward period.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

        The following summarizes the significant components of our deferred tax assets and liabilities as of December 31, 2010 and 2011, respectively (in thousands):

	2010	2011
Deferred tax assets:
U.S. net operating loss carryforwards	$10,579	$10,150
Foreign net operating loss carryforwards	141	10
Accrued expenses	517	542
Depreciation and amortization	52	5
Stock compensation	320	308
Other deferred tax assets	64	146

Gross deferred tax assets	11,673	11,161
Deferred tax liabilities:
Depreciation and amortization	—	(445)
Internally developed software	—	(750)
Prepaid expenses	(137)	(395)

Gross deferred tax liabilities	(137)	(1,590)

Valuation allowance	(11,536)	(9,577)

Deferred taxes, net of allowance	$—	$(6)

        Based upon the Company's historical operating performance and the reported cumulative net losses to date, the Company presently does not have sufficient objective evidence to support the recovery of its net deferred tax assets. Accordingly, the Company has established a valuation allowance against its net deferred tax assets for financial reporting purposes because it is not more likely than not that these deferred tax assets will be realized. In 2011, the valuation allowance for deferred tax assets decreased by $2.0 million.

        The Company has not recorded any amounts at December 31, 2010 and 2011 related to uncertain tax positions or tax contingencies. The Company files tax returns in the U.S. federal jurisdiction, as well as various U.S. state jurisdictions and certain international jurisdictions, where the Company has established subsidiaries. The tax years 2009 to 2011 remain open to examination by the taxing authorities. Though the statute for years prior to 2009 is closed for assessment of tax, the taxing authority has the ability to make adjustments to such tax years upon examination to determine the appropriate amount of net operating loss carryover to the open statute years.

12. Net Loss Per Common Share

        Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company's net loss and net loss

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

attributable to common stockholders. The following securities have been excluded from the calculation of weighted average common shares outstanding because the effect is anti-dilutive:

	Year Ended December 31,
	2009	2010	2011
Redeemable convertible preferred stock:
Series A-1	6,341,465	6,341,465	6,341,465
Series A-2	9,448,220	9,448,220	9,448,220
Series B	12,686,855	12,686,855	12,686,855
Series C	10,759,630	10,759,630	10,759,630
Series D	—	8,442,833	8,442,833
Restricted common stock	—	—	1,448,080
Warrant to purchase Series B preferred stock	50,750	50,750	50,750
Stock options	6,965,349	6,495,430	7,650,498

  Pro forma Loss Per Share (unaudited)

        The numerator and denominator used in computing pro forma net loss per share for the year ended December 31, 2011 have been adjusted to assume the conversion of all outstanding shares of redeemable convertible preferred stock to common stock as of the beginning of the year or at the time of issuance, if later and the reclassification of the outstanding Series B warrant to additional paid-in capital as of the beginning of the year.

Year Ended December 31, 2011
Numerator (in thousands):
Historical net loss attributable to common shareholders	$(5,309)
Plus: accretion of dividends on redeemable preferred stock	5,022
Plus: change in the fair value of the Series B warrant liability	78

Pro forma numerator for basic and diluted loss per share	$(209)

Denominator:
Historical denominator for basic and diluted net loss per share—weighted average shares	16,362,810
Plus: conversion of redeemable preferred stock to common stock	47,679,003

Pro forma denominator for basic and diluted loss per share	64,041,813

Pro forma basic and diluted loss per share	$(0.00)

13. Segment and Geographic Information

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and assess performance. The Company's chief operating decision maker is its Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company has concluded that its operations constitute one operating and reportable segment.

Millennial Media, Inc.
Notes to Consolidated Financial Statements (continued)

        Substantially all assets were held in the United States for the years ended December 31, 2009, 2010, and 2011. The following table summarizes revenue generated through sales personnel employed by the Company's U.S. and non-U.S. subsidiaries (in thousands):

	Year Ended December 31,
	2009	2010	2011
Revenue:
Domestic	$16,220	$46,322	$93,357
International	—	1,506	10,321

Total	$16,220	$47,828	$103,678

14. Employee Benefit Plan

        The Company has a defined contribution retirement plan (the "Plan") available to all full-time employees under Section 401(k) of the U.S. Internal Revenue Code. Employees may elect to defer a percentage of their annual compensation up to amounts prescribed by law. Prior to March 2009, the Company made a matching contribution to the Plan consisting of an amount equal to 80% of the first 5% of the participant's deferred compensation. Subsequent to March 2009, the Company has not made matching contributions to the Plan. The Company contributed $18,000, $0, and $0 to the Plan during the years ended December 31, 2009, 2010, and 2011, respectively.

15. Related Parties

        During the year ended December 31, 2010, the Company repurchased 2,001,829 shares of common stock for $6.5 million from two of the Company's executives. Of the total consideration of $6.5 million, the Company recorded a reduction to common stock based on the par value of the shares repurchased and additional paid-in capital of $2,000 and $5.5 million, respectively, which represented the Company's estimate of the fair value of the Company's common stock on the date of repurchase. The shares purchased were cancelled and retired. The remaining price paid in excess of fair value of the shares of $1.0 million was recorded as compensation expense to the employees and is included in general and administrative expense in the Company's consolidated statement of operations.

        During the year ended December 31, 2011, the Company purchased an additional 300,761 shares of common stock for $980,000 from another member of the executive team. Of the total consideration of $980,000, the Company recorded a reduction to common stock based on the par value of the shares repurchased and additional paid-in capital of $0 and $827,000, respectively, which represented the Company's estimate of the fair value of the Company's common stock on the date of repurchase. The shares purchased were cancelled and retired. The price paid in excess of fair value of the shares of $153,000 was recognized as compensation expense to the employee and is included in general and administrative expense in the Company's consolidated statement of operations.

16. Subsequent Events

        Subsequent events were evaluated through the consolidated financial statements issuance date of February 24, 2012.